As confidentially submitted to the Securities and Exchange Commission on February 11, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[______]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Spectral Capital Corporation

(Exact Name of Registrant as Specified in its Charter)

Nevada	7374	51-0520296
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

701 Fifth Avenue,

Suite 4200

Seattle, WA 98104

Tel: (206) 262-7799

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jenifer Osterwalder

Chief Executive Officer

701 Fifth Avenue,

Suite 4200

Seattle, WA 98104

Tel: (206) 262-7799

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq. Jeffrey Wofford, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: (212) 930-9700 Facsimile: (212) 930-9725	Richard A. Friedman, Esq. Sean Reid, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 Tel: (212) 653-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and it is not solicitating an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [_____], 2026

SPECTRAL CAPITAL CORPORATION

Up to                    shares of Common Stock

This is a reasonable best efforts public offering of                    shares of our common stock, $0.0001 par value per share (the “Common Stock”),at an assumed public offering price of $                per share of Common Stock (based on the last reported sales price for our Common Stock as quoted on the OTCQB on               , 2026).

Our Common Stock is currently traded on the over-the-counter market and quoted on the OTCQB under the symbol “FCCN”. We have applied to list our Common Stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “FCCN”. No assurance can be given that: our application will be approved or that the trading prices of our Common Stock on the OTCQB will be indicative of the prices of our Common Stock if our Common Stock were traded on Nasdaq. We will not proceed with this offering in the event the Common Stock is not approved for listing on Nasdaq.

The offering price of our Common Stock between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions and overall assessment of our business, and may be at a discount to the current market price. Therefore, the recent market price of our Common Stock used throughout this prospectus may not be indicative of the actual offering price for our Common Stock.

We are a “smaller reporting company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and have elected to take advantage of certain scaled disclosure available to smaller reporting companies.

An investment in our securities is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 8 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1) (2)	$	$
Proceeds to us, before expenses	$	$

(1)	Represents underwriting discounts equal to 7% per share of common stock, which is the underwriting discounts we have agreed to pay to the underwriters.
(2)

Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

We have granted the underwriters a 45-day option to purchase up to                          additional shares of Common Stock to cover over-allotments, if any, at the public offering price per share of Common Stock, less the underwriting discounts payable by us.

The underwriters expect to deliver the shares of Common Stock on or about                        , 2026.

Revere Securities LLC

The date of this prospectus is                        , 2026

Please read this prospectus carefully. It describes our business, our financial condition, and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus.

Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

INDUSTRY AND MARKET DATA

This prospectus includes market, industry and economic data which was obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes it to be reliable, the Company has not independently verified any of the data from third party sources referred to in this prospectus or analyzed or verified the underlying reports relied upon or referred to by such sources, or ascertained the underlying economic and other assumptions relied upon by such sources. The Company believes that its market, industry and economic data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market, industry and economic data used throughout this prospectus are not guaranteed and the Company does not make any representation as to the accuracy or completeness of such information.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business that are to be subject to prosecution before the respective national intellectual property organizations responsible for trademark registration. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but the absence of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services,

●	projections of revenue, earnings, capital structure and other financial items,

●	statements regarding the capabilities of our business operations,

●	statements of expected future economic performance,

●	statements regarding competition in our market, and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information about us, the shares of Common Stock that may be sold from time to time, and our consolidated financial statements and the notes to them, all of which appear elsewhere in this prospectus.

You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements and our management’s discussion and analysis of financial condition and results of operations. As used throughout this prospectus, the terms “Spectral,” “Spectral Capital,” the “Company,” “we,” “us,” or “our” refer to Spectral Capital Corporation.

Company Overview

Spectral Capital Corporation is a technology-focused holding company pursuing a growth strategy centered on the acquisition, integration, and advancement of businesses operating at the intersection of telecommunications, data infrastructure, and advanced computing technologies, including artificial intelligence–enabled platforms. The Company combines operating subsidiaries with proprietary intellectual property and emerging technology initiatives, with the objective of building scalable, revenue-generating businesses supported by differentiated technology capabilities.

Historically, Spectral focused on intellectual property development and advanced computing research. In recent periods, the Company has evolved into an operating company through the acquisition of established telecommunications and messaging services businesses, including 42 Telecom Ltd. and Telvantis Voice Services, Inc. These subsidiaries provide Spectral with recurring revenue, enterprise customers, and international operational footprints, while also serving as platforms for the deployment of Spectral’s proprietary technology and artificial intelligence solutions.

Spectral’s business model emphasizes vertical integration, combining network services, software platforms, analytics, and automation to deliver higher-value offerings to enterprise customers. Through this approach, the Company seeks to move beyond commodity services toward differentiated products that improve efficiency, performance, fraud prevention, and customer engagement. Spectral intends to leverage artificial intelligence, data analytics, and advanced computing techniques to enhance routing, optimize pricing, automate operational processes, and improve decision-making across its subsidiaries’ platforms.

Strengths

The Company’s key strengths include:

•Established Operating Revenue: Spectral owns operating subsidiaries with existing customers, infrastructure, and recurring revenues, providing a foundation for growth beyond pure research or development-stage activities.

•Technology Integration Expertise: Spectral focuses on enhancing acquired businesses by integrating proprietary technology, artificial intelligence, and analytics into existing platforms to drive efficiency and margin improvement.

•Enterprise-Focused Strategy: The Company targets enterprise customers requiring scalable, reliable, and compliant telecommunications and messaging solutions, supported by consultative service and long-term relationships.

•Intellectual Property and Innovation Orientation: Spectral maintains a portfolio of proprietary technologies and research initiatives intended to support long-term differentiation and optionality in emerging computing and AI-enabled markets.

•Disciplined Acquisition Strategy: The Company evaluates acquisitions based on technological fit, revenue potential, and the ability to enhance value through integration rather than solely through financial engineering.

Business Strategy

Spectral’s strategy is to grow through a combination of organic expansion and selective acquisitions. The Company seeks businesses with strong core operations and customer relationships that can benefit from technology upgrades, automation, and data-driven optimization. Spectral intends to deploy capital toward product development, research and development, and strategic investments that support scalable growth, while maintaining flexibility to pursue additional acquisitions and partnerships as market opportunities arise.

As a public company preparing for listing on The Nasdaq Capital Market, Spectral is focused on strengthening governance, internal controls, and operational discipline while executing its long-term strategy of building a technology-enabled portfolio of operating businesses positioned for sustained growth.

Recent Developments

As part of our Business Strategy focused on both organic expansion and strategic acquisitions, on December 29, 2025, Spectral entered into a definitive Stock Purchase Agreement with Telvantis, Inc., pursuant to which Spectral acquired Telvantis, a telecommunications services business with an established customer base and operating infrastructure. Telvantis provides voice and related communications services and contributes recurring revenue to Spectral’s consolidated operations. Management believes that Telvantis represents a platform opportunity for operational improvement and margin expansion through the application of Spectral’s proprietary technology, analytics, and automation capabilities.

In addition, on January 4, 2026, Spectral entered into a binding term sheet with Intermatica S.p.A., an Italian-based telecommunications and messaging services provider. The binding term sheet contemplates a strategic transaction subject to completion of financial, legal, and technical due diligence, including the execution of definitive transaction documents and satisfaction of customary closing conditions. There can be no assurance that a definitive agreement will be executed or that the contemplated transaction will be consummated on the terms described, or at all. Management views the Intermatica transaction as consistent with Spectral’s acquisition strategy of targeting operating businesses that can benefit from technology integration and enhanced enterprise offerings.

Listing on Nasdaq

Our Common Stock is currently quoted on the OTCQB. In connection with this offering, we have applied to list our Common Stock on Nasdaq under the symbol “FCCN”. If our listing application is approved, we expect to list our Common Stock on Nasdaq upon consummation of the offering, at which point our common stock will cease to be quoted on the OTCQB. No assurance can be given that our listing application will be approved. Prior to effectiveness, we will need to take the necessary steps to meet Nasdaq listing requirements, which include, among other things, a stock price threshold. If Nasdaq does not approve the listing of our Common Stock, we will not proceed with this offering. There can be no assurance that our Common Stock will be listed on Nasdaq.

Summary Risk Factors

Investing in our securities involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•Limited Operating History as an Integrated Platform. While we own operating subsidiaries with established revenues, our strategy of integrating technology, intellectual property, and operating businesses is relatively recent and may not achieve its intended results.

•Dependence on Acquisitions and Integration Risks. Our growth strategy relies in part on acquisitions and strategic transactions, including the integration of Telvantis, 42 Telecom, and potential future transactions such as the contemplated Intermatica transaction. Integration efforts may divert management attention, incur unanticipated costs, and fail to produce expected benefits.

•Uncertainty of Proposed Transactions. Certain transactions, including those subject to binding term sheets or preliminary agreements, remain subject to due diligence, definitive documentation, regulatory considerations, and other closing conditions. There can be no assurance that such transactions will be completed on the anticipated terms or at all.

•Technology Deployment and Execution Risk. Our strategy assumes that the selective deployment of proprietary technology, automation, and analytics will improve efficiency, margins, and competitiveness of our operating businesses. These technologies may not perform as expected or may not be adopted successfully.

•Reliance on Telecommunications Markets. A significant portion of our current revenues is derived from telecommunications and messaging services, which are subject to intense competition, pricing pressure, regulatory oversight, and rapid technological change.

•Intellectual Property Risk. Although we have developed and continue to develop a substantial portfolio of patentable innovations and trade secrets, there can be no assurance that patents will be issued, that issued patents will provide meaningful protection, or that our intellectual property will generate material revenues.

•Regulatory and Compliance Risk. Our operating businesses are subject to domestic and international telecommunications regulations, data protection laws, and other regulatory requirements. Non-compliance or changes in regulatory regimes could adversely affect our operations or increase costs.

•Dependence on Key Personnel. Our success depends on the continued services of senior management, technical personnel, and key consultants. The loss of any of these individuals could adversely affect our operations and strategy.

•Liquidity and Capital Requirements. We have historically incurred losses and may require additional capital to fund operations, acquisitions, and technology development. There can be no assurance that additional financing will be available on acceptable terms, if at all.

•Market Volatility and Nasdaq Listing Risk. The market price of our common stock may be volatile, and there can be no assurance that our application to list on The Nasdaq Capital Market will be approved or that such listing will improve liquidity or valuation.

•Dilution Risk. Future equity issuances, including issuances in connection with acquisitions, financings, or employee compensation, could result in significant dilution to existing stockholders.

•Going Concern Risk. Our historical financial statements include a going concern emphasis, and there can be no assurance that we will achieve or maintain profitability in the near term.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or, the “Exchange Act.” As a smaller reporting company, we may take advantage of certain reduced disclosure and reporting requirements that are otherwise applicable to public companies, including, among other things, providing reduced executive compensation disclosure, omitting certain information otherwise required in our periodic reports and proxy statements and presenting only two years of audited financial statements instead of three.

We may continue to rely on these reduced disclosure requirements for so long as we remain a smaller reporting company. As a result, our filings with the SEC may contain less information than filings made by companies that are not smaller companies, which may make it more difficult for investors to compare our company to other public companies.

Our Corporate Information

We were incorporated under the laws of the State of Nevada on September 13, 2000 under the name Galaxy Championship Wrestling, Inc. On July 27, 2010, we changed our name to Spectral Capital Corporation.

Our principal executive offices are located at located at 701 Fifth Avenue, Suite 4200, Seattle, Washington 98104. Our telephone number is (206) 262-7799. Our website address is www.spectralcapital.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus.

THE OFFERING

Common Stock offered by us:	shares.

Over-allotment option

We have granted the underwriters a 45-day option to purchase up to      additional shares of our Common Stock to cover over-allotments, if any, at the price to the public, less the underwriting discounts and commissions, to cover over-allotments, if any.

Number of shares of Common Stock outstanding after this offering (1)	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $              million, or approximately $              million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $ per share (based on the last reported sales price for the common stock as quoted on the OTCQB on                , 2026 of $                  ), after deducting underwriting discounts and commissions and estimated offering expenses payable by us..

We intend to use the net proceeds received from this offering for general and working capital purposes. See “Use of Proceeds” on page 17 for a more complete description of the intended use of proceeds from this offering.

Proposed Nasdaq Trading Symbol and Listing

We have applied to list our Common Stock for trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “FCCN”. No assurance can be given that our application will be approved or that the trading prices of our Common Stock on the OTCQB will be indicative of the prices of our Common Stock if our Common Stock were traded on Nasdaq. We will not proceed with this offering in the event the Common Stock is not approved for listing on Nasdaq.

Lock-up Agreements

We have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of our Common Stock or securities convertible into or exchangeable or exercisable for any of our Common Stock during the six-month period following the closing of this offering.

Our executive officers, directors and certain shareholders beneficially owning more than 5% of our Common Stock prior to the offering, have agreed during the six-month period following the closing of this offering to substantially similar lock-up provisions, subject to certain exceptions. Please refer to the sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk Factors

Investing in these securities involves a high degree of risk. Investors should carefully consider the information set forth in the “Risk Factors” section of this prospectus, beginning on page [__] before deciding to invest in our shares of common stock.

(1)

The number of shares of common stock to be outstanding immediately after this offering is based on 89,254,216 shares of Common Stock issued and outstanding as of February 10, 2026, and excludes the following as of such date:

	●	[___] shares of common stock issuable upon exercise of outstanding warrants, with a weighted-average exercise price of $ per share; and

	●	3,700,000 shares of common stock issuable upon exercise of outstanding stock options under our stock option and award plan, with a weighted-average exercise price of approximately $0.62 per share.

Unless otherwise indicated, all information in this prospectus assumes:

	●	no exercise of the outstanding warrants and options described above; and

	●	no exercise by the underwriters of their over-allotment option.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and notes thereto, before you decide to purchase our securities. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be materially adversely affected, the value of our securities could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below.

Risks Related to Our Business

Our financial situation creates doubt whether we will continue as a going concern.

Since inception, the Company has had limited operations, and has a working capital deficiency. This deficiency and lack of operations raise substantial doubt about the Company’s ability to continue as a going concern. There can be no assurances that we will be able to achieve a level of revenue adequate to generate sufficient cash flow from operations or obtain funding from this offering or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

If we are unable to keep up with rapid technological changes, our products may become obsolete.

The market for our products is characterized by significant and rapid change. Although we will continue to expand our product line capabilities in order to remain competitive, research and discoveries by others may make our processes, products or brands less attractive or even obsolete.

We may not have adequate capital to fund our business.

If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We may not be able to raise needed additional capital or financing due to market conditions or for regulatory or other reasons. We cannot assure that we will have adequate capital to conduct our business.

Competition could adversely affect our business.

Our industry in general is competitive. It is possible that future competitors could enter our market, thereby causing us to lose market share and revenues. In addition, some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do or may have more experience or advantages in the markets in which we will compete that will allow them to offer lower prices or higher quality products. If we do not successfully compete with these competitors, we could fail to develop market share and our future business prospects could be adversely affected.

If we are unable to develop and maintain our brand and reputation for our product offerings, our business and prospects could be materially harmed.

Our business and prospects depend, in part, on developing and then maintaining and strengthening our brand and reputation in the markets we serve. If problems with our products cause our customers to have a negative experience or failure or delay in the delivery of our products to our customers, our brand and reputation could be diminished. If we fail to develop, promote and maintain our brand and reputation successfully, our business and prospects could be materially harmed.

We depend heavily on key personnel, and turnover of key senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our senior management personnel. If we lose their services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled personnel as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team.

We depend on the skills and abilities of these key personnel in managing the product acquisition, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future. We may not have written employment agreements with all of our senior management. We do not have any key person insurance.

We are subject to government regulation, and unfavorable changes could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing our industries in the U.S. and other countries in which we operate. Uncertainty surrounding existing and future laws and regulations may impede our services and increase the cost of providing such services. These regulations and laws may cover taxation, tariffs, user pricing, distribution, consumer protection and the characteristics and quality of services.

Our success depends on our ability to develop, integrate, and commercialize new technologies and product offerings in rapidly evolving markets

The markets in which we operate, including artificial intelligence-enabled software, telecommunications platforms, and related data and network services, are characterized by rapid technological change, evolving customer requirements, and frequent introductions of new products and services. Our ability to compete successfully depends in significant part on our ability to develop new technologies, enhance and integrate existing platforms, and commercialize new products and services in a timely and cost-effective manner.

Our growth strategy relies in part on the development of proprietary technology and the integration of technologies, platforms, and personnel acquired through strategic transactions. Successfully introducing new or enhanced products and services requires us to anticipate market needs, allocate significant financial and management resources, and coordinate engineering, product development, sales, and marketing efforts. These efforts are complex and involve risks, including delays, cost overruns, technical challenges, and difficulties integrating acquired technologies into a cohesive and scalable product offering.

The success of our new product and technology initiatives depends on a number of factors, including, without limitation:

•our ability to successfully integrate newly acquired technologies and platforms into our existing operations;

•the performance, reliability, and scalability of our software and network-based solutions;

•timely development and deployment of new features and functionality;

•customer acceptance and adoption of new or enhanced products and services;

•competition from larger, better-capitalized companies with greater development resources; and

•our ability to protect and maintain our intellectual property.

If we are unable to successfully develop, integrate, and commercialize new technologies and products, or if our product offerings do not achieve market acceptance, our revenues, operating results, and growth prospects could be adversely affected.

Our business depends in part on the successful development, deployment, and operation of artificial intelligence technologies, including AI-enabled solutions used in telecommunications and network-based services, which involve significant technical, regulatory, and commercial risks

We develop and deploy artificial intelligence-enabled technologies across certain aspects of our business, including applications in telecommunications, network services, data analytics, and related software platforms. In telecommunications and network-based environments, AI technologies may be used to support functions such as traffic routing, network optimization, fraud detection, analytics, customer engagement, and operational decision-making. These technologies are highly complex, rapidly evolving, and dependent on large volumes of data and reliable system performance.

AI systems used in telecommunications and similar environments may produce inaccurate, incomplete, or unintended outputs, may not perform consistently across different networks, geographies, or traffic conditions, or may fail to adapt effectively to changing usage patterns or network configurations. Errors or deficiencies in our AI models, algorithms, data inputs, or system integration could result in service disruptions, degraded network performance, customer dissatisfaction, contractual disputes, regulatory scrutiny, or reputational harm.

In addition, the use of AI in telecommunications and data-driven services may be subject to heightened regulatory oversight, including regulations relating to data privacy, automated decision-making, transparency, network reliability, consumer protection, and cross-border data transfers. Compliance with existing and future laws and regulations governing artificial intelligence, telecommunications, and data usage may increase our costs, limit our ability to deploy certain AI-enabled features, or require us to modify, suspend, or discontinue certain products or services.

The successful commercialization of our AI-enabled offerings also depends on customer acceptance, demonstrable performance improvements, and our ability to compete with larger, better-capitalized companies that may have greater access to data, computing resources, and development talent. If we are unable to successfully develop, deploy, scale, and manage our AI technologies in telecommunications and other applications, or if our AI-enabled products and services do not perform as expected or achieve market acceptance, our business, financial condition, and results of operations could be adversely affected.

We are subject to complex and evolving data privacy, data protection, and cybersecurity laws and regulations, including the GDPR, which could increase our compliance costs, restrict our operations, and expose us to significant liabilities

Our business involves the collection, processing, storage, transmission, and analysis of data, including personal data, in multiple jurisdictions. As a result, we are subject to a wide range of data protection, privacy, cybersecurity, and data localization laws and regulations, including the European Union’s General Data Protection Regulation (“GDPR”), as well as U.S. federal and state privacy laws and other international regulations. These laws are complex, continue to evolve, and are subject to differing interpretations, creating uncertainty regarding compliance requirements.

The GDPR and similar laws impose stringent obligations relating to data processing, security safeguards, transparency, consent, cross-border data transfers, and individual rights, and provide for significant penalties for non-compliance. For example, violations of the GDPR can result in administrative fines of up to the greater of €20 million or 4% of global annual revenue. Compliance with these requirements has required, and may continue to require, substantial investments in systems, processes, personnel, and legal resources, and may limit our ability to develop, deploy, or commercialize certain products or services.

In addition, many data protection laws impose strict requirements on the use of data in artificial intelligence and analytics applications, including limitations on automated decision-making, profiling, data retention, and secondary use of data. These restrictions may reduce the effectiveness or competitiveness of certain AI-enabled features or require material changes to our business practices.

We may also be subject to claims, investigations, enforcement actions, or litigation by regulators, customers, or data subjects arising from actual or alleged failures to comply with applicable data protection or cybersecurity laws, or from data security incidents, breaches, or unauthorized access to data. Any such events could result in significant fines, penalties, remediation costs, reputational harm, loss of customers, and adverse impacts on our business, financial condition, and results of operations.

Risks Related to Emerging Quantum and Quantum-Adjacent Technologies

Our business may rely in part on emerging quantum and quantum-adjacent technologies that are unproven, may not achieve commercial viability, and could require significant investment without corresponding returns.

Certain aspects of our technology roadmap and long-term strategy contemplate the use of emerging quantum computing technologies or quantum-adjacent approaches, including hybrid classical-quantum architectures and quantum-inspired algorithms. These technologies remain at an early stage of development and are subject to significant technical uncertainty. There can be no assurance that quantum computing technologies will mature to a level that enables practical, scalable, or commercially viable applications within anticipated timeframes, or at all.

The development of quantum technologies requires substantial investment in research, specialized expertise, and infrastructure, and progress is dependent on advances in hardware, error correction, software tooling, and ecosystem adoption that are largely outside of our control. Even if quantum or quantum-adjacent technologies become technically feasible, they may not be cost-effective, may be outperformed by advances in classical computing, or may fail to achieve meaningful customer adoption.

In addition, claims or expectations regarding quantum capabilities may be subject to heightened scrutiny by customers, investors, and regulators, particularly if perceived benefits are not realized or are difficult to validate. If our quantum-related initiatives do not progress as expected, require significant additional investment, or fail to produce commercially successful products or services, our growth prospects, operating results, and market perception could be adversely affected.

Adverse publicity associated with our products or ingredients, or those of similar companies, could adversely affect our sales and revenue.

Adverse publicity concerning any actual or purported failure by us to comply with applicable laws and regulations regarding any aspect of our business could have an adverse effect on the public perception of us. This, in turn, could negatively affect our ability to obtain financing, endorsers and attract distributors or retailers for our products, which would have a material adverse effect on our ability to generate sales and revenue.

If our operations are found to be in violation of any of the federal and state fraud and abuse laws or any other governmental regulations that apply to us, we may be subject to criminal actions and significant civil monetary penalties, which would adversely affect our ability to operate our business and our results of operations.

If our operations are found to be in violation of any of the federal and state fraud and abuse laws, including, without limitation, anti-kickback statutes and false claims statutes or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our product candidates are ultimately sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. The World Health Organization declared the COVID-19 outbreak a pandemic. The extent of the impact of any similar outbreak, the impact on our customers and employees, may be uncertain and we may not be able to predict the impact on our business and operations.

Risks Related to the Integration of Acquired Businesses, Including 42 Telecom Ltd. and Telvantis Voice Services, and Any Future Acquisitions

We have recently completed the acquisitions of 42 Telecom Ltd. (“42”) and Telvantis Voice Services, Inc. (“Telvantis”), and we may pursue additional acquisitions or strategic investments in the future. These acquisitions represent a significant expansion of our business from a historically research- and IP-focused enterprise with a much less complex operating business with fewer than 10 employees into a series of multi-national businesses with more than 50 employees operating in several locations with established customers, revenue streams, personnel, regulatory obligations, and operational infrastructures. Our ability to successfully integrate these businesses is subject to substantial risks and uncertainties, and there can be no assurance that the anticipated benefits of these transactions will be fully realized or realized on the expected timeline.

The integration of 42 and Telvantis requires the successful coordination of disparate business models, technologies, corporate cultures, financial controls, and operational processes. These companies operate in the telecommunications and messaging services sector, which differs materially from our historical emphasis on intellectual property development, licensing, and advanced computing research. As a result, management must devote significant time and resources to overseeing ongoing operations, ensuring service continuity, complying with international telecommunications regulations, and aligning these businesses with our broader strategic objectives. These integration efforts may divert management attention from other aspects of our business, including the development and commercialization of our proprietary technologies.

We may encounter difficulties in harmonizing information technology systems, accounting and internal control frameworks, cybersecurity protocols, billing and revenue recognition processes, and compliance programs across acquired entities. Any failure to effectively integrate these systems could result in operational disruptions, increased costs, data integrity issues, delayed financial reporting, or weaknesses in internal control over financial reporting. In addition, the integration process may involve unexpected expenses, restructuring costs, or the assumption of liabilities that were not fully anticipated at the time of acquisition.

Our acquisitions also depend on the retention and effective integration of key personnel from the acquired businesses. The loss of executives, engineers, sales personnel, or other critical employees of 42 or Telvantis—whether as a result of integration challenges, cultural differences, uncertainty, or otherwise—could adversely affect customer relationships, operational continuity, and institutional knowledge. Moreover, differences in corporate culture, management style, or employee expectations may impair collaboration and reduce productivity.

Future acquisitions present additional risks. We may not be able to identify suitable acquisition targets, complete acquisitions on favorable terms, or successfully integrate additional businesses into our operations. Acquired businesses may not perform as expected, may fail to achieve projected revenues or profitability, or may expose us to unanticipated regulatory, legal, operational, or financial risks. In some cases, we may issue equity as consideration for acquisitions, which could result in dilution to existing stockholders, or assume debt or contingent liabilities that increase our financial risk.

If we are unable to successfully integrate 42, Telvantis, or any future acquired businesses, or if the integration process takes longer or is more costly than anticipated, our growth strategy, operating results, financial condition, and prospects could be materially and adversely affected, and the market price of our common stock could decline.

Our Telecommunication Businesses Are Subject Rapid Change and Intense Competition

The telecommunications and messaging services markets in which 42 and Telvantis operate are subject to intense competition, rapid technological change, pricing pressure, and evolving regulatory requirements across multiple jurisdictions. Any inability to maintain service quality, customer relationships, or regulatory compliance during or after integration could result in customer attrition, reputational harm, contractual disputes, fines, penalties, or loss of operating licenses, any of which could materially and adversely affect our business, financial condition, and results of operations.

In addition, certain acquisition agreements, including those related to Telvantis, may include earn-out provisions, escrow arrangements, or performance-based consideration. Disputes may arise regarding the achievement of performance milestones, the calculation of financial metrics, or the interpretation of contractual terms. Any such disputes could result in litigation, arbitration, additional share issuance, cash payments, or other outcomes that may be adverse to us.

Risks Related to Our Ability to Improve the Operating Margins of 42 Telecom Ltd. and Telvantis Voice Services Through the Integration of Our Technology and Intellectual Property

A key element of our growth strategy is the expectation that we can enhance the operating margins and long-term profitability of 42 Telecom Ltd. (“42”) and Telvantis Voice Services, Inc. (“Telvantis”) by integrating our proprietary intellectual property, including emerging artificial intelligence–driven and advanced analytics solutions, into their existing telecommunications and messaging operations. This strategy involves deploying new technologies to improve routing efficiency, reduce fraud, optimize pricing, automate network management, enhance customer engagement, and lower operating costs. However, the integration of these technologies into live, revenue-generating telecommunications platforms is complex and subject to significant technical, operational, regulatory, and commercial risks. Our technologies are in varying stages of development and may require substantial customization to function effectively within the legacy systems, network architectures, and customer environments of 42 and Telvantis. Integration efforts may take longer than anticipated, require greater investment, disrupt existing operations, or fail to perform as intended, and any service instability, performance degradation, cybersecurity vulnerability, or data integrity issue could result in customer dissatisfaction, contract terminations, regulatory scrutiny, or reputational harm.

In addition, any anticipated margin improvements depend on factors beyond technology deployment, including customer adoption, pricing dynamics, competitive responses, and ongoing cost structures. Customers may be unwilling to pay higher prices for enhanced services or may demand concessions that offset efficiency gains, while competitors may adopt similar technologies or engage in aggressive pricing strategies. Further, any cost savings achieved through automation or optimization may be partially or fully offset by increased expenditures related to research and development, personnel, infrastructure, compliance, or customer support. Regulatory requirements applicable to telecommunications and data processing, particularly across international jurisdictions, may further limit the scope or effectiveness of technology-driven efficiencies. If we are unable to successfully integrate our technology and intellectual property into the operations of 42 and Telvantis, or if such integration fails to deliver meaningful or sustainable margin improvements, our growth strategy, financial condition, results of operations, and the market price of our common stock could be materially and adversely affected.

Risks Related to our Financial Position and Capital Needs

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or other assets.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests will be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business and may result in liens being placed on our assets and intellectual property. If we were to default on such indebtedness, we could lose such assets and intellectual property.

Our potential for rapid growth and our entry into new markets make it difficult for us to evaluate our current and future business prospects, and we may be unable to effectively manage any growth associated with these new markets, which may increase the risk of your investment and could harm our business, financial condition, results of operations and cash flow.

Our proliferation into new markets may place a significant strain on our resources and increase demands on our executive management, personnel and systems, and our operational, administrative and financial resources may be inadequate. We may also not be able to effectively manage any expanded operations, or achieve planned growth on a timely or profitable basis, particularly if the number of customers using our technology significantly increases or their demands and needs change as our business expands. If we are unable to manage expanded operations effectively, we may experience operating inefficiencies, the quality of our products and services could deteriorate, and our business and results of operations could be materially adversely affected.

Changes in tax laws and unanticipated tax liabilities could adversely affect our effective income tax rate and ability to achieve profitability.

Our effective income tax rate in the future could be adversely affected by a number of factors including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We regularly assess all of these matters to determine the adequacy of our tax provision which is subject to discretion. If our assessments are incorrect, it could have an adverse effect on our business and financial condition. There can be no assurance that income tax laws and administrative policies with respect to the income tax consequences generally applicable to us or to our subsidiaries will not be changed in a manner which adversely affects our shareholders.

Risks Related to our Intellectual Property

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

A third party may sue us or one of our strategic collaborators for infringing its intellectual property rights. Likewise, we may need to resort to litigation to enforce licensed rights or to determine the scope and validity of third-party intellectual property rights.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to pay monetary damages; stop commercial activities relating to the affected products or services; obtain a license in order to continue manufacturing or marketing the affected products or services; or attempt to compete in the market with a substantially similar product.

Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages, and litigation could disrupt our commercial activities.

Any inability to protect our intellectual property rights could reduce the value of our products and brands, which could adversely affect our financial condition, results of operations and business.

Our business is partly dependent upon our trademarks, trade secrets, copyrights and other intellectual property rights. Effective intellectual property rights protection, however, may not be available under the laws of every country in which we and our sub-licensees may operate. There is a risk of certain valuable trade secrets, beyond what is described publicly in patents, being exposed to potential infringers. Regardless of our technology being protected by patents or otherwise, there is a risk that other companies may employ the technology without authorization and without recompensing us.

The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. There is a risk that we may have insufficient resources to counter adequately such infringements through negotiation or the use of legal remedies. It may not be practicable or cost effective for us to fully protect our intellectual property rights in some countries or jurisdictions. If we are unable to successfully identify and stop unauthorized use of our intellectual property, we could lose potential revenue and experience increased operational and enforcement costs, which could adversely affect our financial condition, results of operations and business.

The intellectual property behind our products may include unpublished know-how as well as existing and pending intellectual property protection. All intellectual property protection eventually expires, and unpublished know-how is dependent on key individuals.

The commercialization of our licensed products is partially dependent upon know-how and trade secrets held by certain individuals working with and for us. Because the expertise runs deep in these few individuals, if something were to happen to any or all of them, the ability to properly manufacture our products without compromising quality and performance could be diminished greatly.

Knowledge published in the form of any future intellectual property has finite protection, as all patents and trademarks have a limited life and an expiration date. While continuous efforts will be made to apply for patents and trademarks if appropriate, there is no guarantee that additional patents or trademarks will be granted. The expiration of patents and trademarks relating to our products may hinder our ability to sub-license or sell our products for a long period of time without the development of a more complex licensing strategy.

Our reliance on a combination of trade secrets and patents to protect our intellectual property, particularly in artificial intelligence and algorithmic technologies, exposes us to risks that could limit our ability to protect and monetize our innovations

We rely on a combination of intellectual property protections, including trademarks, patents, provisional patent applications, trade secrets, confidentiality agreements, and contractual restrictions, to protect our proprietary technologies, particularly in the areas of artificial intelligence, algorithms, software, and data-driven systems. As part of our intellectual property strategy, we may determine in certain circumstances that specific innovations are better protected as trade secrets rather than through patent protection. Accordingly, we may strategically withdraw patent applications or allow provisional patent applications to expire when we believe that public disclosure through the patent process would increase the risk of imitation or reverse engineering.

While trade secrets can provide potentially long-term protection, they are inherently more difficult to protect than patented technologies. Trade secret protection may be lost if the information becomes publicly known, is independently developed by competitors, or is improperly disclosed or misappropriated. We cannot be certain that the measures we take to protect our trade secrets, including confidentiality agreements, internal controls, and access restrictions, will be effective in preventing unauthorized use or disclosure, particularly as we expand our operations, integrate acquired businesses, or collaborate with third parties.

Our patent portfolio also involves significant risks and uncertainties. Patent applications may not be granted, may be narrowed during examination, or may take years to issue, if at all. Even if patents are issued, they may be challenged, invalidated, or found unenforceable, or they may be insufficient to prevent competitors from developing similar or competing technologies through alternative approaches that do not infringe our claims. In the artificial intelligence and software fields, in particular, competitors may be able to engineer around patents relatively easily or achieve comparable results using different algorithms, architectures, or data sources.

In addition, our technologies may inadvertently infringe upon the intellectual property rights of third parties, including patents held by competitors, non-practicing entities, or other technology companies. Claims of infringement, whether or not ultimately successful, could result in costly litigation, diversion of management attention, significant legal expenses, the requirement to obtain licenses on unfavorable terms, or the suspension or modification of our products or services. We may not have sufficient financial resources to aggressively defend our intellectual property rights or to pursue enforcement actions against infringers in all cases.

The effectiveness of patent protection also varies significantly by jurisdiction. In certain countries or regions where enforcement of intellectual property rights is limited or unpredictable, including parts of Asia, Eastern Europe, Latin America, and other emerging markets, our ability to prevent unauthorized use, copying, or misappropriation of our technologies may be substantially reduced. In such jurisdictions, competitors or other third parties may be able to replicate or commercialize technologies similar to ours with limited risk of effective legal recourse.

If we are unable to adequately protect our intellectual property through trademarks, trade secrets, patents, or other means, or if our intellectual property strategy proves ineffective, our competitive position, growth prospects, and operating results could be adversely affected.

Risks Related to Litigation and Disputes Arising from Acquisition Activities

Our business strategy includes the pursuit of acquisitions, strategic investments, and other corporate transactions, some of which may be completed, modified, rescinded, or not consummated at all. Transactions of this nature inherently involve complex negotiations, contractual arrangements, valuation judgments, and integration planning, and as a result may give rise to actual or perceived disagreements among counterparties, shareholders, former owners, advisors, or other stakeholders. Even where transactions are not completed, are terminated by mutual agreement, or are subsequently rescinded, parties may assert claims relating to alleged breaches of contract, representations or warranties, fiduciary duties, disclosure obligations, or other legal or equitable theories.

Although we are not currently a party to any litigation or dispute arising from our acquisition activities, and we are not aware of any claims that could be asserted in connection with completed, abandoned, or rescinded transactions, we operate in a business and regulatory environment that is inherently litigious. As a result, we may from time to time become subject to claims, demands, investigations, arbitration, or litigation arising out of past, present, or prospective acquisition-related activities. Defending against such matters, regardless of their ultimate merit, could result in substantial costs, diversion of management time and attention, reputational harm, delays in executing our business strategy, or adverse outcomes, any of which could materially and adversely affect our business, financial condition, results of operations, and the market price of our common stock.

Risks Related to Ownership of Our Securities

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

We are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and results in increased costs to us and could have a negative effect on our results of operations, financial condition or business.

As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.

Our management has limited experience in managing the day-to-day operations of a public company and, as a result, we may incur additional expenses associated with the management of our Company.

The management team is responsible for the operations and reporting of the Company. The requirements of operating as a public company are many and sometimes difficult to navigate. This may require us to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned. If we lack cash resources to cover these costs of being a public company in the future, our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our potential results of operations, cash flow and financial condition after we commence operations.

Compliance with changing corporate governance regulations and public disclosures may result in additional risks and exposures.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new regulations from the SEC, have created uncertainty for public companies such as ours. These laws, regulations, and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations, and standards have resulted in, and are likely to continue to result in, increased expense and significant management time and attention.

Certain of our stockholders hold a significant percentage of our outstanding voting securities, which could reduce the ability of minority stockholders to effect certain corporate actions.

Our officers and directors, and significant stockholders are the beneficial owners of approximately [___]% of our outstanding voting securities. As a result, they possess significant influence over our elections and votes. As a result, their ownership and control may have the effect of facilitating and expediting a future change in control, merger, consolidation, takeover or other business combination, or encouraging a potential acquirer to make a tender offer. Their ownership and control may also have the effect of delaying, impeding, or preventing a future change in control, merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Once our common stock is quoted, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline.

Our issuance of additional common stock or preferred stock may cause our common stock price to decline, which may negatively impact your investment.

Issuances of a substantial number of additional shares of our common or preferred stock, or the perception that such issuances could occur, may cause prevailing market prices for our common stock to decline. In addition, our board of directors is authorized to issue additional series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue cumulative preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease.

Our common stock is currently subject to the SEC’s “penny stock” rules, which may adversely affect the liquidity and market price of our common stock

The SEC has adopted regulations that generally define “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to certain exemptions. Our common stock is currently quoted on the OTC market and has a market price of less than $5.00 per share. As a result, our common stock is currently subject to the SEC’s penny stock rules unless and until our common stock is listed on a national securities exchange.

We have applied for the listing of our common stock on The Nasdaq Capital Market, which qualifies as a national securities exchange for purposes of the penny stock rules. However, there can be no assurance that our application will be approved or that we will successfully complete such listing. If our common stock is not listed on The Nasdaq Capital Market, the penny stock rules will continue to apply.

Under the penny stock rules, broker-dealers effecting transactions in penny stocks for customers other than institutional accredited investors must, among other things:

•make a special written suitability determination for the purchaser;

•obtain the purchaser’s prior written consent to the transaction;

•provide the purchaser with a standardized risk disclosure document describing the risks associated with investing in penny stocks and the nature of the penny stock market; and

•obtain a signed and dated acknowledgment from the purchaser confirming receipt of such disclosure.

The additional requirements imposed by the penny stock rules may discourage broker-dealers from effecting transactions in our common stock, which could limit the liquidity of our common stock and make it more difficult for investors to sell their shares. As a result, the market price of our common stock may be adversely affected.

If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in our financial reporting and the value of our common stock could be adversely affected.

As an SEC-reporting company, we are required to maintain effective internal control over financial reporting and to disclose any material weaknesses in such internal control. We are also required to evaluate and report on changes in our internal control over financial reporting on a quarterly basis. In addition, we are required to provide a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

As we continue to expand our operations, complete acquisitions, and prepare for listing on The Nasdaq Capital Market, our internal control over financial reporting will need to evolve and become more robust. Implementing, maintaining, and testing effective internal controls is a complex process that requires significant management attention, specialized expertise, and financial resources. There can be no assurance that our internal control over financial reporting will be effective in all respects or that we will not identify material weaknesses in the future.

If we identify material weaknesses in our internal control over financial reporting as we have in the past, if we are unable to maintain effective controls, or if we are unable to timely comply with the requirements of Section 404 of the Sarbanes-Oxley Act, investors may lose confidence in the accuracy and completeness of our financial statements. Any such loss of confidence could have an adverse effect on the market price of our common stock. In addition, we could become subject to regulatory scrutiny, including investigations or enforcement actions by the SEC or other regulatory authorities, which could require additional management time and financial resources.

Risks Related to This Offering and Other Risks

Our management has limited experience in managing the day-to-day operations of a public company and, as a result, we may incur additional expenses associated with the management of our Company.

The management team is responsible for the operations and reporting of the Company. The requirements of operating as a public company are many and sometimes difficult to navigate. This may require us to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned. If we lack cash resources to cover these costs of being a public company in the future, our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our potential results of operations, cash flow and financial condition after we commence operations.

Compliance with changing corporate governance regulations and public disclosures may result in additional risks and exposures.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new regulations from the SEC, have created uncertainty for public companies such as ours. These laws, regulations, and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations, and standards have resulted in, and are likely to continue to result in, increased expense and significant management time and attention.

If securities or industry analysts publish inaccurate or unfavorable research about our business, or they cease coverage of our common stock, our stock price could decline.

The trading market for our common stock may be influenced in part by the research and reports that securities or industry analysts publish about us or our business. We do not control the content, timing, or accuracy of any analyst reports or recommendations. If one or more of the analysts who elect to cover us publishes inaccurate or unfavorable research, issues an adverse recommendation, or ceases coverage of our common stock, the market price of our common stock could decline.

In addition, there may be a limited number of analysts who cover our common stock, particularly during the period following a potential listing on The Nasdaq Capital Market. A lack of analyst coverage, or the withdrawal of coverage, could result in reduced trading volume and decreased liquidity, which could also adversely affect the market price of our common stock.

Although our common stock is currently quoted on the OTC market, an active, liquid, and orderly trading market may not be sustained following this offering or a potential Nasdaq listing, which could make it difficult for you to sell your shares

Our common stock is currently quoted and traded on the OTC market. We have applied to list our common stock on The Nasdaq Capital Market; however, there can be no assurance that our application will be approved or that, even if approved, an active, liquid, and orderly trading market for our common stock will develop or be sustained following this offering or after any such listing.

The market price and trading volume of our common stock may be volatile and could be affected by a variety of factors, including changes in our operating results, investor perceptions, general market conditions, and the level of analyst coverage of our business. If trading in our common stock is limited or inactive, you may be unable to sell your shares in a timely manner or at prices that you consider attractive, or at all.

In addition, a lack of sustained trading liquidity could adversely affect our ability to raise capital through equity financings or to use our common stock as consideration in strategic transactions, including acquisitions or partnerships.

We may not be able to satisfy the listing requirements of The Nasdaq Capital Market, and even if our common stock is approved for listing, we may be unable to maintain such listing

We have applied to list our common stock on The Nasdaq Capital Market. Listing on The Nasdaq Capital Market is subject to Nasdaq’s approval and requires us to satisfy a number of quantitative and qualitative listing standards, including requirements relating to minimum stockholders’ equity, market value of publicly held shares, minimum bid price, corporate governance, and ongoing reporting obligations. There can be no assurance that our application for listing will be approved or that we will be able to satisfy all applicable listing requirements.

Even if our common stock is approved for listing on The Nasdaq Capital Market, we will be required to continue to meet Nasdaq’s ongoing listing standards. If we fail to comply with any of these requirements, our common stock could be subject to delisting. In addition, our board of directors may determine in the future that the costs associated with maintaining a listing on a national securities exchange outweigh the benefits of such listing.

If our common stock is not approved for listing on The Nasdaq Capital Market, or if it is delisted after listing, the liquidity of our common stock could be significantly reduced. A delisting could materially impair our stockholders’ ability to buy and sell our common stock, adversely affect the market price and trading volume of our common stock, and significantly impair our ability to raise capital or use our common stock as consideration in strategic transactions. As a result, the value of your investment could be adversely affected.

Investing in our Company is highly speculative and could result in the entire loss of your investment.

Purchasing the offered shares is highly speculative and involves significant risk. The offered shares should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our shareholders may be unable to realize a substantial or any return on their purchase of the offered shares and may lose their entire investment. For this reason, each prospective purchaser of the offered shares should read this prospectus and all of its exhibits carefully and consult with their attorney, business and/or investment advisor.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends on our common stock in the foreseeable future.

Our issuance of additional common stock or preferred stock may cause our common stock price to decline, which may negatively impact your investment.

Issuances of a substantial number of additional shares of our common or preferred stock, or the perception that such issuances could occur, may cause prevailing market prices for our common stock to decline. In addition, our board of directors is authorized to issue additional series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue cumulative preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease.

Anti-takeover provisions in the Company’s charter and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or current management and could make a third-party acquisition of the Company difficult.

The Company’s bylaws contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. Furthermore, the Board of Directors has the ability to increase the size of the Board and fill newly created vacancies without stockholder approval. These provisions could limit the price that investors might be willing to pay in the future for shares of the Company’s common stock.

The public offering price for our shares of common stock may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The public offering price for our shares of common stock may vary from the market price of our shares of common stock following our public offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. If you purchase our shares of common stock in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our shares of common stock, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price for our shares of common stock may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by us or our competitors of acquisitions, strategic business relationships, joint ventures or capital commitments; and

●	addition or departure of key personnel.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our shares of common stock.

USE OF PROCEEDS

Based upon an assumed public offering price of $          per share (the last reported sales price for the Common Stock as quoted on the OTCQB on                             , 2026), we estimate that the net proceeds we will receive from the sale of our Common Stock in this offering, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $   . If the underwriters exercises their option to purchase up to an additional       shares of Common Stock in full, we estimate our net proceeds will be $ , after deducting the underwriting discount and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering for general corporate purposes, which may include, among other things:

•working capital and general corporate expenses in the amount of $           ;

•product development and technology enhancements in the amount of $           ;

•research and development initiatives in the amount of $           ;

•sales and marketing activities in the amount of $           ;

•strategic acquisitions, investments, or partnerships in the amount of            ; and

•general administrative and operating expenses in the amount of $           .

A portion of the net proceeds may also be used to pay accrued compensation, including accrued compensation owed to executive officers, in the ordinary course of business. We do not intend to use the net proceeds of this offering to repay any outstanding indebtedness owed to our officers, directors, or other related parties other than such accrued compensation.

We have not allocated the net proceeds among these uses at this time and will retain broad discretion over the use of the net proceeds. Accordingly, the actual use of the net proceeds may differ from the uses described above depending on our business needs, operating results, financial condition, and strategic opportunities. We have no present commitments or agreements with respect to any material acquisitions or investments as of the date of this prospectus.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by $           , assuming the number of shares to be sold by us in this offering remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $           , assuming that the assumed public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have not historically declared dividends on our Common Stock and we do not intend to pay dividends in the foreseeable future. The declaration and payment of any future dividends on shares of our Common Stock, if any, will be at the sole discretion of our board of directors, out of funds legally available for dividends. As a Nevada corporation, we are not permitted to pay dividends if, after giving effect to such payment, we would not be able to pay our liabilities as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts needed to satisfy any preferential rights if we were dissolving.

Our ability to pay dividends to our stockholders in the future will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries, as applicable and such other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2025:

●	on an actual basis; and

●

on an adjusted basis to reflect the issuance and sale of the shares by us in this offering at the assumed public offering price of $        per share (based on the last reported sales price for the Common Stock as quoted on the OTCQB on        , 2026), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

	As of September 30, 2025 (unaudited)
	Actual	As Adjusted
Cash and cash equivalents	$426,295
Indebtedness:
Related party loan payable	94,588
Short term loan	10,000
Total Debt	104,588

Equity:
Common stock, par value $0.0001, 305,000,000 shares authorized and outstanding: 76,094,216 actual and [_____] pro forma as adjusted	7,609
Additional paid-in capital (2)	53,965,976
Accumulated deficit	(36,444,640)
Accumulated other comprehensive income	18,817
Total Equity (Deficit)	17,547,762

Total capitalization	$17,652,350

A $1.00 increase (decrease) in the assumed public offering price of $ per share shown on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters over-allotment option or the Representative’s Warrants. Similarly, each increase (decrease) of 100,000 shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $ , assuming the assumed public offering price remains the same after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters over-allotment option or the Representative’s Warrants.

DILUTION

If you invest in our Common Stock in this offering, you will experience immediate and substantial dilution in the as adjusted net tangible book value of your shares of Common Stock. Dilution in as adjusted net tangible book value represents the difference between the assumed price to the public per share of our Common Stock and the as adjusted net tangible book value per share of our Common Stock immediately following this offering.

Pro forma net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the outstanding shares of Common Stock. As of September 30, 2025, our net tangible book value was $[____], or $[___] per share. After giving effect to the sale and issuance of [_____] shares of our Common Stock in this offering at an assumed public offering price of $[___] per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2025, would have been $[_____], or $[____] per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[___] per share to our existing stockholders, and an immediate dilution of $[____] per share to new investors participating in this offering.

The following table illustrates this dilution:

Assumed initial price to public per share	$
Net tangible book value per share as of September 30, 2025 (1)	$
Increase per share attributable to existing shareholders(2)	$
Pro forma as adjusted net tangible book value per share after this offering(3)	$
Dilution per share to new investors	$

The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

Each $1.00 increase (decrease) in the assumed public offering price of $3.93 per share, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $[_____], or approximately $[___] per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $[___] per share per $1.00 increase and $[__] per share per $1.00 decrease, assuming that the number of shares offered by us remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 100,000 in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $[_____], to $[___] per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $[___] per share per 100,000 share increase and $[__] per share per 100,000 share decrease, assuming that the assumed public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $[___] per share, the incremental increase in the pro forma net tangible book value per share to our existing stockholders would be $[___] per share and the pro forma dilution to new investors participating in this offering would be $[___] per share.

If the underwriters exercise their option to purchase additional shares of Common Stock in full in this offering, the number of shares of Common Stock held by new investors will increase to [_____] , or [__]% of the total number of shares of Common Stock issued and outstanding after this offering, and the percentage of shares of Common Stock held by existing stockholders will decrease to [___]% of the total shares of Common Stock issued and outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations (“MD&A”) should be read in conjunction with our unaudited interim consolidated financial statements as of and for the three months ended September 30, 2025, and 2024, and our audited financial statements and related notes thereto as of and for the years ended December 31, 2024 and 2023, (the “Financial Statements”). Unless the context indicates otherwise, references to “Spectral,” “the Company,” “we,” “us,” and “our” in this MD&A refer to Spectral Capital Corporation and its associated subsidiaries. All dollar amounts are in U.S. dollars unless otherwise stated.

OVERVIEW

Spectral Capital Corporation is a technology company focused on the development, monetization, and integration of proprietary intellectual property (IP) at the convergence of artificial intelligence (AI), hybrid classical computing, and emerging quantum technologies. In August 2025, the Company completed the acquisition of 42 Telecom Ltd., a global telecommunications and messaging infrastructure provider (“42 Telecom”). The transaction marked a major strategic shift, transforming Spectral from a pre-revenue R&D enterprise with operations focused on the identification and development of intellectual property to a much more complex company with established revenue-generating activities. The increase in complexity of our operations also included a substantial increase in personnel related to our telecommunications businesses. Following the acquisition, 42 Telecom and its subsidiaries became wholly owned subsidiaries of Spectral. 42 Telecom provides enterprise messaging, SMS aggregation, SS7 platform access, and PaaS communication solutions to customers across Europe and other regions. As a result, Spectral’s consolidated financial results for the third quarter of 2025 reflect the inclusion of 42 Telecom’s operations beginning August 1, 2025. Going forward, the Company’s performance will be driven by both its AI and quantum IP development initiatives and the commercial operations of 42 Telecom, which provide recurring service revenues, operating cash flows, and a foundation for integrating Spectral’s proprietary technologies.

The Company’s strategic platform is organized around four core pillars:

1. The development of patentable and protectable IP;

2. The monetization of that IP through licensing arrangements and equity-based transactions;

3. The development and deployment of cost-effective software solutions derived from proprietary innovations; and

4. The acquisition and transformation of technology companies through the integration of Spectral’s IP.

Each product or service developed or acquired by Spectral is designed to derive from, reinforce, or scale one or more of these strategic growth pillars.

At the center of Spectral’s operations is its research and development capability, which identifies protectable innovations that can improve revenue and operating margins in technology businesses or which are capable of generating stand-alone licensing value. Spectral uses this intellectual property to enhance its current businesses and to identify future businesses whose operations and profits might be enhanced by the integration of Spectral’s technology.  Spectral also has an intellectual property licensing capability which enables third-party enterprises to incorporate Spectral-developed technologies into their own products and platforms. These licensing arrangements are intended to include a mix of upfront cash payments and equity participation, providing both near-term revenues and longer-term upside aligned with the growth of Spectral’s partners. The licensing model is especially attractive to companies operating in sectors such as artificial intelligence, cybersecurity, autonomous systems, logistics, and advanced data analytics, where integration of cutting-edge algorithms and architectures can provide meaningful competitive differentiation.

As of the date of this filing, Spectral has identified over 900 patentable innovations in various stages of research, and development in a broad array of emerging technology fields, with particular concentration at the intersection of artificial intelligence and quantum computing. These applications span innovations in quantum-enhanced machine learning, secure multiparty computation, hybrid neural architectures, synthetic training data generation, and autonomous system optimization. In connection with the Company's acquisition of 42 Telecom Ltd., Spectral licensed a portfolio of 31 of these patent applications to 42 Ltd., thereby enabling the integration of advanced messaging infrastructure with proprietary Spectral technologies for commercial deployment.

In addition, Spectral is actively commercializing a growing suite of modular, AI-enhanced software products. These tools are designed for rapid deployment and include applications for secure data search, model optimization, pattern recognition, and probabilistic reasoning. These software offerings are particularly well-suited for enterprise customers seeking to improve decision-making, reduce compute overhead, and expand analytical capabilities without incurring major infrastructure costs. In many cases, the Company’s hybrid AI-quantum approaches offer material performance advantages over conventional software.

The Company is also in the R&D phase of developing an intelligent cloud compute environment optimized for high-dimensional AI and quantum-inspired workloads. This platform is being designed to integrate decentralized edge computing with scalable hybrid architectures, with a focus on low latency, high data privacy, and flexible deployment options. Target customers include enterprise and government clients with mission-critical or regulated workloads. The service is intended to support quantum-enhanced simulation, ultra-secure computation, and real-time distributed intelligence.

Spectral also pursues a targeted acquisition strategy focused on underperforming or undercapitalized technology businesses that can be revitalized through integration of Spectral’s IP and computing capabilities. Following acquisition, Spectral deploys its proprietary innovations into the acquired business’s operations, driving improvements in revenue growth, margins, and overall market relevance. This transformation model is designed to generate both operational gains and strategic monetization opportunities through future joint ventures, divestitures, or public offerings.

Collectively, Spectral’s integrated approach to IP creation, software development, licensing, and acquisition positions the Company to generate diversified revenue streams while expanding the impact of its technology across multiple sectors.

While the Company believes its business model and proprietary technologies present significant long-term potential, it currently operates with limited financial resources and has not secured reliable capital sources to support ongoing operations. As such, unlike better-capitalized competitors with established revenue streams, operational scale, and customer networks, Spectral’s ability to develop and commercialize its technologies remains subject to continued access to funding and capital markets.

Key Developments in the Quarter Ended September 30, 2025

During the three month period ended September 30, 2025, Spectral Capital Corporation advanced a series of strategic, operational, and research initiatives in furtherance of its goal to build a differentiated technology platform at the intersection of artificial intelligence, quantum computing, and hybrid computational systems. The Company’s activities during the quarter reflect a continued focus on intellectual property development, disciplined capital allocation, and the strengthening of governance and commercialization infrastructure.

Acquisition of 42 Telecom Limited

On August 1, 2025, Spectral completed the acquisition of 42 Telecom Ltd. (“42” or “42 Telecom”), a global provider of enterprise messaging infrastructure. The acquisition closed following the execution of a Closing Certificate confirming the satisfaction of all conditions in the Definitive Share Exchange Agreement signed July 15, 2025.

Under the agreement, Spectral acquired 100% of 42 Telecom’s issued and outstanding shares in exchange for 8 million shares of Spectral common stock, with an additional 8 million shares placed in escrow. The transaction includes a contractual guarantee that 42 will generate at least $16 million in profitable revenue for fiscal year 2025.

The integration of Spectral Capital’s innovations—focused at the intersection of artificial intelligence and quantum computing—positions 42 Telecom Ltd. to evolve into a global platform with transformative capabilities. These innovations include both patentable innovations as well as trade secrets that can enhance operating efficiency, lower costs and increase product capabilities.  By embedding Spectral’s proprietary technologies into 42’s existing messaging infrastructure, the company can unlock levels of intelligent automation, fraud prevention, predictive engagement, and dynamic routing. These enhancements are expected to lower operating costs, optimize traffic monetization, and enable sophisticated enterprise-grade CRM and customer engagement features tailored for the U.S. market. With scalable, AI-driven personalization and quantum-secure communications layered into its SMS platform, 42 Telecom Ltd. can potentially differentiate itself in the high-margin U.S. enterprise segment, capturing market share from legacy providers and accelerating growth through value-added, low-latency API integrations for marketing, support, and behavioral analytics applications.

42 provides international telecommunications and messaging solutions. Its activities include SMS aggregation, enterprise messaging, OTT messaging (including Viber traffic), access to proprietary SS7 and messaging platforms, and subscription-based communication solutions. Through Arcus Technologies Ltd, 42 Telecom Ltd. also offers platform-as-a-service solutions tailored for the tourism sector. 42 serves a global customer base consisting primarily of mobile network operators and enterprises.

42 generates revenue from following streams:

•Messaging Services – includes SMS aggregation, enterprise messaging, and instant messaging. Revenue from these services is recognized at a point in time when each message or lookup is successfully processed and transmitted.

•Platform Services – includes SS7 platform access (see below), managed services provided to related parties, and the Arcus tourism platform-as-a-service. Revenue from these services is recognized over time, as customers receive and consume the benefits of continuous access or managed service delivery.  Signaling System No. 7 (SS7) network, is the global signaling backbone used by telecom operators to set up, manage, route, and bill calls and messages between networks.

Patent Portfolio Expansion

During the period, the Company continued to build out its global intellectual property portfolio with the identification and development of new potentially patentable innovations across a range of advanced technologies, including artificial intelligence, quantum computing, and autonomous systems. These innovations support Spectral’s core commercialization strategy, which is centered on licensing, productization, and strategic joint ventures based on the strength of the intellectual property portfolio. The patentable innovations identified and developed during the quarter span both U.S. and international jurisdictions and are closely aligned with high-growth sectors in which Spectral is actively engaged. As of September 30, 2025, the Company had filed or prepared more than 500 patent applications, with additional filings anticipated in the coming quarters.

Scientific Research and Innovation Pipeline

In addition to its active filings, the Company advanced foundational research that has produced a pipeline of more than 400 additional patentable innovations. These innovations—currently in various stages of internal validation, refinement, and drafting—cover a broad array of novel system architectures, signal processing methods, applied machine learning models, and quantum-photonic integration techniques. The Company expects to continue phased filings of these innovations throughout 2026. This pipeline positions Spectral as a potential long-term partner to corporate, academic, and governmental institutions seeking frontier innovation in complex computational environments.

Strategic Consultant Engagements

During the quarter, Spectral deepened its engagement with several senior scientific and commercial consultants with expertise in intellectual property development, deep tech commercialization, and regulatory strategy. These consultants—who include former engineers, patent counsel, and executives from major firms in AI, semiconductors, and quantum computing—have materially contributed to the Company’s R&D velocity and patent quality. Their input has strengthened Spectral’s claim construction, accelerated the innovation capture process, and provided market insights that enhance the Company's strategic positioning in global IP and commercialization frameworks.

Rescission of Brehm Transactions and Preservation of Core IP

In Q2 2025, the Company successfully completed the rescission of several previously disclosed transactions involving former Chairman Sean Michael Brehm and his affiliated entities. These rescinded transactions—originally structured around entry into the semiconductor markets—were determined to be misaligned with Spectral’s long-term strategic and fiduciary priorities. As a result of the rescission, Spectral preserved full rights to its independently developed IP portfolio, clarified title to over 100 provisional patent applications, and canceled approximately $100 million in share-based consideration. This action improved governance posture, eliminated potential sources of dilution, and reaffirmed the integrity of the Company’s intellectual property strategy.

White Label Loyalty Investment – Term Sheet and Decision not to Pursue

In May 2025, the Company entered into a non-binding term sheet to invest up to $15 million in White Label Loyalty (WLL), a UK-based loyalty and behavioral analytics company. The contemplated investment was intended to complement Spectral’s growing interest in consumer-facing AI technologies. Following subsequent diligence and strategic review, Spectral elected not to proceed with the investment. This decision reflects the Company’s commitment to maintaining alignment between capital deployment and core IP leverage, and underscores a disciplined approach to strategic partnerships.

Agreement with Intrepid View Partners

On May 30, 2025, Spectral Capital Corporation entered into a Restated Share Transfer Agreement with Intrepid View Partners, LP, pursuant to which Spectral acquired 169,889 restricted common shares of a leading global autonomous vehicle company (the “WAV Company”) known for its next-generation, AI-driven approach to assisted and automated driving. The total consideration for the transaction was $16,988,900, payable in the form of 1,698,890 restricted shares of Spectral common stock valued at $10.00 per share. The acquired WAV shares are subject to a 12-month holding period and a three-year transfer restriction, mirroring restrictions on the Spectral shares issued in consideration. The transaction reflects Spectral’s continued strategy of leveraging its equity to gain exposure to transformative technologies in adjacent high-growth sectors, and was executed following restatement of a prior agreement to reflect recent corporate developments and updated disclosures. As of September 30, 2025, the transaction was not yet finalized and as a result, there has been no accounting recognition associated with the Restated Share Transfer Agreement.  The transaction is still subject to continued technical due diligence and there can be no assurance that it will be consummated.

Agreement with Telvantis Voice Services

On September 29, 2025, Spectral Capital Corporation (“Spectral”) entered into a binding term sheet with Telvantis Voice Services, Inc. (“Telvantis”), a Florida corporation, pursuant to which Spectral will acquire 100% of the issued and outstanding capital stock of Telvantis (the “Transaction”). Pursuant to the term sheet, the consideration consists of 10,000,000 shares of common stock of Spectral, including:

1,500,000 initial shares issued at closing; and

up to 8,500,000 additional earn-out shares, subject to performance milestones.

Telvantis shareholders may earn the additional shares if Telvantis achieves certain 2026 operating profit and/or revenue milestones, including:

$10,000,000 annualized operating profit, or

$665,000,000 in annualized revenue at comparable margins.

The shares will be subject to a 12-month lock-up period, with potential extension or cancellation if performance milestones are not met. Closing of the Transaction is subject to customary conditions, including:

completion of due diligence, delivery of audited financial statements prepared under U.S. GAAP and audited by a PCAOB-registered accounting firm, and board approvals of both parties. The term sheet is binding and enforceable upon execution, and the parties intend to negotiate and enter into a definitive stock purchase agreement and related documents.

Subsequent Events Since September 30, 2025

Closing of Telvantis Transaction

On December 31, 2025, Spectral completed the acquisition of 100% of the issued and outstanding capital stock of Telvantis Voice Services, Inc., a Florida corporation (“Telvantis Voice Services”), pursuant to a definitive Stock Purchase Agreement dated December 29, 2025, by and between Spectral and Telvantis, Inc., formerly Raadr, Inc., the sole shareholder of Telvantis Voice Services. At the closing of the transaction, Spectral issued 1,500,000 shares of its common stock to the seller as initial consideration, with the right to issue up to an additional 8,500,000 shares of common stock subject to the achievement of specified post-closing performance milestones related to revenues and operating profitability. The shares issued and issuable in connection with the transaction are subject to contractual lock-up, resale, earn-out, and beneficial ownership limitation provisions, including a 4.9% ownership cap per holder. The transaction is intended to qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code. The acquisition will be reflected in the Company’s consolidated financial statements beginning in the first quarter of fiscal year 2026, and the Company is in the process of completing the allocation of the purchase price and related accounting adjustments.

Agreement with Intermatica

On January 7, 2026, Spectral Capital Corporation entered into a non-binding term sheet with Intermatica S.p.A., an Italy-based telecommunications and enterprise messaging company, outlining a proposed strategic transaction pursuant to which Spectral would contribute selected proprietary intellectual property and advanced software technologies in exchange for a combination of equity participation, commercial collaboration rights, and potential future consideration tied to performance milestones. The contemplated transaction was structured to enable Intermatica to integrate Spectral’s AI-enabled and advanced analytics technologies into its existing telecommunications and messaging platforms, with a focus on improving network efficiency, service differentiation, and margin performance, while providing Spectral with exposure to Intermatica’s established European operating footprint and customer relationships. Spectral would issue 5,000,000 shares of its common stock at closing, subject to an escrow, buy-back, and standstill arrangement designed to ensure a minimum liquidity value of $40.0 million for the issued shares, with Spectral retaining rescission rights if specified performance milestones are not achieved. The transaction also contemplates the issuance of up to an additional 5,000,000 earn-out shares over a three-year period based on Intermatica’s achievement of defined free cash flow thresholds, subject to customary caps and a 4.9% ownership limitation per Intermatica shareholder. The proposed acquisition remains subject to completion of financial and legal due diligence, including a PCAOB-qualified audit (or waiver thereof), execution of definitive transaction documents, and satisfaction of customary closing conditions, and there can be no assurance that the transaction will be consummated on the terms described or at all.

Platform and Operations

Intellectual Property Development

At the core of Spectral Capital’s business model is the development of a defensible and forward-looking intellectual property portfolio, particularly at the intersection of artificial intelligence, quantum computing, and hybrid classical architectures. During the three month period ended September 30, 2025, Spectral continued its aggressive IP development efforts, filing patent applications across a broad array of emerging technology domains. These protectable innovations are strategically aligned with enterprise, defense, and advanced infrastructure applications. As of the date of this report, Spectral had filed or prepared over 500 utility and provisional patent applications and anticipates continued momentum in this area throughout 2026.

Scientific Research and Innovation Pipeline

In parallel with its formal filings and developed applications as well as its growing library of innovations protectable as trade secrets, the Company advanced a growing internal pipeline of over 400 additional patentable innovations, now in various stages of validation, drafting, and scheduling for submission or protection as trade secrets. These inventions cover a range of advanced system architectures, signal optimization methods, photonic-qubit integration techniques, and AI models optimized for quantum-accelerated platforms. This pipeline is the result of sustained internal research and reflects Spectral’s long-term commitment to frontier innovation. The Company views this scientific foundation as a key strategic asset supporting future licensing, spinouts, and co-development with academic, corporate, and governmental partners globally. The Company has a goal to exceed 1000 protectable innovations by the end of 2026.

IP Monetization and Licensing Strategy

Spectral continues to execute on its IP monetization strategy through the negotiation and structuring of licensing agreements that generate both near-term and long-term value. These agreements often combine equity participation and cash components, enabling Spectral to capture immediate upside and longer-term alignment with its licensees’ success. During the quarter, Spectral licensed a portfolio of 31 patent applications to 42 Telecom Ltd. in connection with the execution of a definitive share exchange agreement. This transaction exemplifies Spectral’s approach to embedding proprietary technologies into operational platforms to enhance revenue and scalability, while preserving core IP ownership.

Strategic Consultant Engagements

During the quarter, Spectral expanded its engagement with senior consultants in the fields of quantum computing, AI architecture, IP law, and regulatory strategy. These experts—many of whom have backgrounds at top-tier technology firms and government institutions—have contributed to accelerating Spectral’s internal R&D velocity, enhancing the defensibility of its claims, and supporting global IP protection efforts. Their input also informs strategic decisions around commercialization pathways, licensing jurisdictions, and potential regulatory implications of Spectral’s core technologies.

During the year, Spectral rescinded the Sean Brehm transactions, as described herein, and as a result Spectral developed new and independent expertise in quantum computing and new patents and innovations within the area of distributed quantum ledger databases and related technologies.

Integrated Growth Platform

Spectral’s four-pillar platform—comprising IP development, licensing, software productization, and acquisition—forms a tightly integrated and capital-efficient growth model. Each element reinforces the others: IP creation fuels product development and licensing; products validate market applications; and acquisitions provide pathways for embedding Spectral’s technology into operating businesses. The platform is designed to be agile, scalable, and high-leverage—enabling Spectral to expand its footprint without requiring extensive fixed infrastructure or deep operational overhead. As the Company matures from R&D-centric roots into a commercial-stage enterprise, this structure supports repeatable value creation and strategic optionality.

Market Position and Strategy

Spectral Capital is building a differentiated market position at the convergence of artificial intelligence, hybrid classical computing, and quantum-enhanced infrastructure. Unlike companies that focus on narrow-point technologies—such as isolated quantum processor development or large-scale cloud infrastructure—Spectral is constructing a vertically integrated platform anchored in proprietary intellectual property and extensible across industries. This approach combines rigorous scientific research, modular software product development, and value-accretive acquisitions to create a scalable, capital-efficient growth engine.

The Company’s strategy is structured around four mutually reinforcing pillars:

1. The ongoing development of a defensible portfolio of patents and trade secrets;

2. The monetization of that IP through cash and equity-based licensing agreements;

3. The creation of high-utility software products that generate measurable ROI for enterprise users; and

4. The acquisition or investment in companies where Spectral’s technologies can be integrated to unlock margin expansion, growth, and long-term strategic value.

As of the date of this filing, Spectral had filed or prepared over 500 patent applications, with a further 400+ inventions in active development. The Company licensed 31 of these patents to 42 Telecom Ltd. in conjunction with a definitive share exchange agreement, demonstrating its ability to embed proprietary technology into operational platforms. Spectral has also been in the process of developing licensing relationships in the field of autonomous vehicles.

Spectral operates in a rapidly evolving landscape marked by increased demand for secure, high-performance, and energy-efficient computational capabilities. By focusing on critical domains such as cybersecurity, logistics, simulation, and real-time analytics, Spectral is positioned to meet urgent real-world needs—particularly in sectors requiring high-dimensional or low-latency compute. Through its hybrid AI-quantum architecture and software-first deployment strategy, the Company aims to minimize customer onboarding friction while preserving technological defensibility.

To support this strategy, Spectral has formalized relationships with senior advisors and consultants specializing in quantum systems, IP commercialization, and regulatory frameworks. These experts complement the Company’s internal innovation engine and inform its ongoing technology, licensing, and go-to-market strategies. Spectral’s integrated platform—rooted in invention, monetization, and transformation—positions the Company to lead in the emerging category of AI- and quantum-enabled enterprise infrastructure.

Outlook

As of the date of this filing, Spectral Capital enters 2026 with a clear strategic mandate: to commercialize its expanding intellectual property portfolio, scale licensing and product operations, and deploy its integrated platform across a growing number of industry verticals. The Company’s immediate priorities include executing new licensing agreements, validating its proprietary software products through pilot deployments, and completing follow-on filings from its internal innovation pipeline of over 400 additional inventions.

Initial licensing success—including the 31-patent portfolio licensed to 42 Telecom Ltd.—demonstrates growing market appetite for Spectral’s core innovations. Both 42 Telecom and Telvantis are expected to continue to grow both revenue and profits. Spectral plans to sign a definitive agreement and hopes to close the Intermatica acquisition as well as develop additional in-house research and development capabilities.  These developments support the growth of Spectral’s revenue generating operations as well as its research and development activities.

Spectral’s medium-term outlook is shaped by rising demand for AI- and quantum-enhanced solutions in sectors such as cybersecurity, predictive modeling, and advanced logistics. By offering modular, scalable, and capital-light access to complex computational technologies, Spectral intends to reduce adoption barriers while delivering strategic capabilities to enterprise and government clients. Its IP-first model and hybrid deployment architecture are designed to produce rapid ROI and defensibility across a range of verticals.

Looking ahead, the Company remains committed to disciplined innovation and strategic expansion. Spectral continues to evaluate potential joint ventures, spinouts, co-development partnerships, and other strategic alternatives that support commercialization while maintaining optionality. Management is focused on optimizing shareholder value while balancing bold technological advancement with prudent financial and operational execution.

CONSOLIDATED RESULTS OF OPERATIONS

Comparison of the Three Months Ended September 30, 2025, and 2024:

	Three Months Ended September 30, (unaudited)
	2025	2024
Net revenues	$3,139,246	$-
Cost of revenues	2,428,879	-
Gross profit	710,367	-
Selling, general and administrative	1,240,552	610,588
Wages and benefits	441,984	36,000
Research and development	-	548,398
Total operating expenses	1,682,536	1,194,986
Loss from operations	(972,169)	(1,194,986)
Total other income (expense)	11,056	-
Income taxes	(3,490)	-
Net loss	$(964,603)	$(1,194,986)

Revenues and Cost of Revenues

Net revenues were $3,139,246 for the three months ended September 30, 2025, consisting of revenues derived from 42 Telecom operations after the closings of the acquisition on August 1, 2025. Cost of revenues for the same period was $2,428,879. The Company did not earn revenue for the three months ended September 30, 2024.

42 Telecom’s revenue consisted of the following:

	Three Months Ended September 30, (unaudited)
	2025	2024
Messaging Services, at a point in time	$3,121,927	$-
Platform Leasing, over time	17,319	-
Total	$3,139,246	$-

42 Telecom’s cost of revenue consists of direct expenses incurred in providing telecommunication and platform services and is recognized in the period in which the related revenues are earned. Cost of revenue includes accruals for third-party service providers, purchases of services from both local and non-EU vendors, and charges for telecommunication services inside and outside the EU, including data, voice, and connectivity costs. It also includes wholesale carrier and traffic fees, consultancy and technical service costs directly tied to service delivery, commissions and referral fees related to customer acquisition or usage. Additionally, platform or PaaS licensing fees and other directly attributable costs necessary to fulfill service obligations, such as internally generated software amortization used in service infrastructure, are included. These costs are recorded when incurred and matched to the related revenue in accordance with U.S. GAAP expense recognition principles.

Selling, general and administrative

Selling, general and administrative expenses were $1,240,552 for the three months ended September 30, 2025, compared to $610,588 for the three months ended September 30, 2024. The increase was primarily due to the acquisition of 42 Telecom in August, 2025. Selling, general and administrative expenses include rent and facilities, marketing and travel, professional and administrative services, depreciation, insurance and compliance costs, finance and bank charges, and other operating expenses.

Wages and benefits

Wages and benefits expenses were $441,984 for the three months ended September 30, 2025, compared to $36,000 for the three months ended September 30, 2024. The increase was primarily due to the acquisition of 42 Telecom in August, 2025. Wages and benefit expenses include gross wages and salaries, bonuses, performance-related pay, casual wages, training expenses, staff welfare and wellness costs, employer social insurance contributions, pensions, insurance costs, education, maternity contributions and other staff-related costs.

Research and Development costs

Research and development cost were $0 for the three months ended September 30, 2025, compared to $548,398 for the three months ended September 30, 2024. During the 2024 period, R&D activities primarily related to the advancement of Spectral’s proprietary artificial intelligence and quantum computing initiatives, including patent filings, prototype testing, and software tool development.

Other income (expense), net

Other income (expense), net, totaled $11,056 for the three months ended September 30, 2025, compared to $0 for the same period in 2024. The 2025 balance primarily reflects foreign exchange gains and losses, minor interest expense on short-term borrowings following the acquisition and consolidation of 42 Telecom Ltd. and its subsidiaries.

Comparison of the Nine Months Ended September 30, 2025, and 2024:

	Nine Months Ended September 30,
	2025	2024
Net revenues	$3,139,246	$-
Cost of revenues	2,428,879	-
Gross profit	710,367	-
Selling, general and administrative	2,315,193	1,087,877
Wages and benefits	513,984	108,000
Research and development	-	548,398
Total operating expenses	2,829,177	1,744,275
Loss from operations	(2,118,810)	(1,744,275)
Total other income (expense)	11,056	(265,596)
Income taxes	(3,490)	-
Net loss	$(2,111,244)	$(2,009,871)

Revenues and Cost of Revenues

Net revenues were $3,139,246 for the nine months ended September 30, 2025, consisting of revenues derived from 42 Telecom operations after the closings of the acquisition on August 1, 2025. Cost of revenues for the same period was $2,428,879. The Company did not earn revenue for the nine months ended September 30, 2024.

42 Telecom’s revenue consisted of the following:

	Nine Months Ended September 30,
	2025	2024
Messaging Services, at a point in time	$3,121,927	$-
Platform Leasing, over time	17,319	-
Total	$3,139,246	$-

Selling, general and administrative

Selling, general and administrative expenses were $2,315,193 for the nine months ended September 30, 2025, compared to $1,087,877 for the nine months ended September 30, 2024. The increase was primarily due to the acquisition of 42 Telecom in August, 2025. Selling, general and administrative expenses include rent and facilities, marketing and travel, professional and administrative services, depreciation, insurance and compliance costs, finance and bank charges, and other operating expenses.

Wages and benefits

Wages and benefits expenses were $513,984 for the nine months ended September 30, 2025, compared to $108,000 for the nine months ended September 30, 2024. The increase was primarily due to the acquisition of 42 Telecom in August, 2025. Wages and benefit expenses include gross wages and salaries, bonuses, performance-related pay, casual wages, training expenses, staff welfare and wellness costs, employer social insurance contributions, pensions, insurance costs, education, maternity contributions and other staff-related costs.

Research and Development costs

Research and development cost were $0 for the nine months ended September 30, 2025, compared to $548,398 for the nine months ended September 30, 2024. During the 2024 period, R&D activities primarily related to the advancement of Spectral’s proprietary artificial intelligence and quantum computing initiatives, including patent filings, prototype testing, and software tool development.

Other income (expense), net

Other income (expense), net, totaled $11,056 for the nine months ended September 30, 2025, compared to ($265,596) for the same period in 2024. The 2025 balance primarily reflects foreign exchange gains and losses, minor interest expense on short-term borrowings following the acquisition and consolidation of 42 Telecom Ltd. and its subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2025, the Company had cash and restricted cash totaling $447,401, compared to $107,475 as of December 31, 2024, representing an increase primarily attributable to the acquisition of 42 Telecom Ltd. and the consolidation of its operating cash balances. The acquisition added active revenue-generating operations and working capital resources, partially offset by transaction-related expenses and integration costs incurred during the quarter.

Spectral continues to fund its operations through a combination of cash on hand, short-term financing arrangements, and equity-based transactions. Management expects that the continued integration of 42 Telecom’s telecommunications and enterprise-messaging operations will provide improved near-term liquidity through recurring revenue and cash collections. However, the Company remains in an early growth stage and is dependent on external capital to fund its broader research, development, and corporate initiatives. While the Company believes it will be able to secure sufficient external funding to support near-term operations and post-acquisition integration, there can be no assurance that such capital will be available on favorable terms or at all. Management continues to evaluate strategic financing options—including private placements, joint ventures, and debt facilities—to strengthen the Company’s liquidity position and support long-term commercialization objectives.

Cash Flows

The following table summarizes our cash flows from operating, investing, and financing activities:

	Nine Months Ended
	September 30,
	2025	2024
Net cash used in operating activities	$(503,433)	$(886,260)
Net cash provided by (used in) investing activities	$190,899	$(128,907)
Net cash provided by financing activities	$633,643	$1,205,540

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2025 was $503,433, primarily due to our net loss of $2,111,244, partially offset by non-cash expenses of $1,513,377, and $94,434 in cash used in operating assets and liabilities.

Net cash used in operating activities for the nine months ended September 30, 2024 was $886,260, primarily due to our net loss of $2,009,871, partially offset by non-cash expenses of $1,014,923, and $108,688 in cash provided by operating assets and liabilities.

Investing activities

Net cash provided by investing activities totaled $190,899 for the nine months ended September 30, 2025. The primary source of cash was funds acquired in connection with the 42 Telecom acquisition, which contributed to a net increase in investing cash flows. This inflow was partially offset by capital expenditures of $39,500 related to the purchase of property, plant, and equipment and $67,022 in payments for intangible assets, including software development.

Net cash used in investing activities totaled $128,907 for the nine months ended September 30, 2024, primarily related to the cash payment made in connection with the Quantomo proposed acquisition further discussed in Note 11 of the accompanying financial statements.

Financing Activities

Net cash provided by financing activities totaled $633,643 for the nine months ended September 30, 2025, primarily due to capital raised through private offering and proceeds from short term advances.

Net cash provided by financing activities $1,205,540 for the nine months ended September 30, 2024. Net cash provided by financing activities during the nine months ended September 30, 2024, related to proceeds from short term advances and capital raised through our offerings.

Capital Requirements and Outlook

The Company does not currently have sufficient financial resources to meet its working capital and investment needs over the next twelve months without additional financing. Management is actively pursuing various sources of equity and strategic capital to address this shortfall and advance the commercialization of its intellectual property portfolio. However, there are no assurances that additional capital will be secured in a timely manner or on acceptable terms. If adequate funding is not obtained, the Company may need to scale back operations, delay investment initiatives, or divest one or more of its assets.

Despite current liquidity constraints, management believes that Spectral’s short-term prospects remain promising. The Company has made significant progress in developing and protecting a robust portfolio of over 500 patent filings and more than 400 additional innovations in active development. Strategic execution during the quarter—including the successful licensing of 31 patents to 42 Telecom Ltd., the acquisition of a $16.99 million equity stake in a leading autonomous vehicle company, and the decision to withdraw from a proposed investment in White Label Loyalty—demonstrates a disciplined capital allocation approach aligned with long-term value creation.

Management believes Spectral is well-positioned to generate operational and financial growth as it expands its licensing activities, continues the integration of its intellectual property into acquired companies, improves the level of automation in its current operations and explores broader applications of its quantum and AI technologies in telecommunications enterprises and beyond.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies, including the assumptions and judgments underlying those policies, are more fully described in the notes to our consolidated financial statements. We have consistently applied these policies in all material respects. Investors are cautioned, however, that these policies are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially. Set forth below are the accounting policies that we believe are most critical to an understanding of our financial condition, results of operations and liquidity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Operations

Spectral Capital Corporation operates as a next-generation technology platform company focused on the systematic development, monetization, and application of intellectual property at the frontier of artificial intelligence (AI) and hybrid classical computing. Our business model is designed around four interlocking growth pillars: (1) the continued expansion of a robust patent and trade secret portfolio, (2) the monetization of that intellectual property through licensing agreements and equity-linked partnerships, (3) the creation of scalable, software-based products leveraging our proprietary technologies, and (4) the acquisition and transformation of small technology businesses through integration of Spectral's IP. This integrated approach supports both near-term cash generation and long-term enterprise value creation.

1. Intellectual Property Development

At the core of Spectral’s operations is its commitment to building a defensible and forward-looking intellectual property portfolio. In 2024, we filed 104 new patent applications covering innovations across AI architecture, probabilistic modeling, optimization techniques, quantum-classical hybrid computing, and secure computation. These patents reflect internal research conducted by our scientific and engineering consultants, as well as technology developed through our integration of acquired entities.

In parallel, Spectral has established a structured internal process for IP generation, which includes invention harvesting sessions, collaboration with outside technical consultants, and an internal review and vetting framework that ensures high-value, novel, and commercially relevant filings. This process has resulted in the development of over 400 additional patentable inventions, which we expect to file on a phased basis throughout 2025 and 2026. We believe this makes Spectral one of the most prolific early-stage IP generators in our target domains.

2. Licensing and IP Monetization

Licensing of Spectral’s intellectual property represents a major channel for revenue and equity upside. Our licensing model typically includes upfront cash payments, ongoing royalties, and/or equity stakes in licensee companies. This dual-structure model allows us to capture both current income and long-term appreciation as our partners grow. We target firms across multiple sectors including AI-enabled software, edge computing, autonomous systems, cybersecurity, and industrial automation. These sectors benefit from Spectral’s unique capabilities in scalable algorithms, hybrid compute methods, and secure data processing.

Spectral has ongoing licensing discussions with several early-stage and mid-market companies and anticipates finalizing new agreements throughout the coming fiscal year. We are also exploring broader joint development and white-labeling opportunities that allow third-party firms to embed our technology into their existing platforms.

3. Software Product Development

In addition to licensing its technologies, Spectral develops high-value software products that showcase and operationalize its inventions. These products are designed to be cost-effective to build and deploy, relying heavily on reusable code modules and algorithmic libraries developed in-house. Our software tools address critical needs in analytics, risk forecasting, high-efficiency search, anomaly detection, and automated decision-making.

These solutions are typically designed as standalone or API-accessible tools and are suitable for rapid pilot testing and scalable deployment. Because the products are IP-rich, they serve the dual purpose of generating revenue and validating the commercial viability of our underlying inventions. Software revenue is expected to grow as we continue to commercialize our internally developed tools and expand our licensing base.

4. Strategic Acquisitions and Business Transformation

Spectral pursues targeted acquisitions of small, undercapitalized, or undervalued technology firms with latent potential that can be unlocked through application of our IP. These businesses often have customer relationships, domain expertise, or specialized distribution channels but lack scalable technological differentiation.

Upon acquisition, Spectral deploys its proprietary tools and patented processes to transform these operations. We integrate AI-enhanced analytics, automated workflows, and new product offerings that significantly increase revenue and operational efficiency. By focusing on IP-led transformation, we aim to drive both top-line growth and substantial margin expansion in the acquired entities. In 2024, we began implementing this strategy with early acquisition targets and expect to report initial performance improvements in 2025.

Organizational Capabilities

To support our operations, Spectral has assembled a cross-disciplinary team of inventors, engineers, consultants, and business strategists. In 2024, we added a number of highly experienced advisors in IP law, AI model design, computational physics, and corporate development. This bench of experts enhances our capacity to identify patentable innovations, ensure rigorous filings, and guide technical and commercial validation of our IP. The team operates in a distributed structure across North America and Europe, giving us access to global expertise and operational flexibility.

Our operational infrastructure is lean by design, with a strong emphasis on leveraging automation, cloud-based development environments, and modular deployment strategies to maximize return on R\&D investment. This capital-efficient operating model enables Spectral to generate high-value outputs with minimal fixed overhead, while retaining the agility to scale with opportunity.

Technology and Market Positioning

Spectral’s operations are uniquely positioned at the convergence of three critical technology trends: AI acceleration, hybrid computing, and IP-driven enterprise infrastructure. By focusing on technologies that sit at the intersection of these trends, we position ourselves not only as an innovator but as a multiplier for others’ success—whether through licensing, acquisition, or product deployment. Our emphasis on hybrid classical architectures allows us to provide practical, near-term enhancements to existing systems while preserving forward compatibility with quantum and neuromorphic compute systems as they mature.

Our products and services are designed to align with the growing demand for scalable, high-performance computation in privacy-sensitive, regulated, or high-complexity domains such as healthcare, finance, logistics, and defense. We view this positioning as a durable source of long-term differentiation and value creation.

Outlook for Operations

In 2026, Spectral plans to significantly expand its operational footprint in all four pillars. We anticipate an increase in patent filings, a broadening of our licensing relationships, a commercial launch of multiple proprietary software tools, and follow-on acquisitions to reinforce our transformation strategy. These activities will be supported by continued expansion of our expert network and disciplined capital allocation aimed at maximizing shareholder value. We believe our integrated approach—rooted in original invention and practical deployment—uniquely positions Spectral to thrive in a rapidly evolving technological landscape.

OVERVIEW

Spectral Capital Corporation is a technology company focused on the development, integration, and monetization of proprietary intellectual property at the intersection of artificial intelligence, advanced data processing, and emerging computing architectures, including selected quantum-adjacent technologies. Spectral has operated continuously as an operating company in the high technology space for more than two decades; however, prior to 2025, our operations were relatively small in scale and were primarily centered on software development and intellectual property creation, with limited commercial traction from our earlier software products.

Historically, Spectral devoted the majority of its resources to research and development activities, including the design and testing of proprietary software platforms and algorithmic technologies. While these efforts resulted in the creation of intellectual property and technical know-how, our prior software products did not achieve significant market adoption or recurring revenue, and our operations remained limited in scope.

In August 2025, we completed the acquisition of 42 Telecom Ltd., a global telecommunications and messaging infrastructure provider. This transaction marked a strategic evolution of the Company by adding a much larger business with existing customers, recurring revenues, and international operations. As a result, Spectral transitioned from a small-scale software operating company with limited commercial traction into a more diversified operating platform that combines revenue-generating telecommunications services with ongoing technology development.

Through our telecommunications operations, we provide enterprise messaging, SMS aggregation, SS7 platform access, and communications-platform-as-a-service solutions to customers in multiple jurisdictions. These operations generate recurring cash flows and provide a commercial environment in which Spectral can deploy and test proprietary technologies, including artificial intelligence-driven analytics, routing optimization, automation, and fraud detection tools.

Spectral’s growth strategy is organized around four core pillars:
(1) the continued development of protectable intellectual property;
(2) the monetization of that intellectual property through licensing, strategic transactions, and internal deployment;
(3) the development of software and algorithmic solutions derived from proprietary innovations; and
(4) the acquisition and operation of businesses where Spectral’s technologies may enhance performance, scalability, and operating margins.

Our research and development efforts are focused on applied technologies intended for deployment in real-world commercial environments, particularly in data-intensive and network-driven industries such as telecommunications. Although we actively explore advanced and emerging technologies, including quantum-inspired and hybrid computing approaches, many of these initiatives remain in development and may require significant additional investment, validation, and commercialization efforts. There can be no assurance that any particular technology initiative will result in commercially viable products or material revenue.

Going forward, Spectral’s results of operations will depend on our ability to successfully operate and integrate our acquired businesses, improve the commercial adoption of our technologies, protect and monetize our intellectual property, and scale our platform in a disciplined and capital-efficient manner.

PLAN OF OPERATIONS

Overview and Strategic Evolution

Spectral Capital Corporation operates as a technology-focused holding and operating company that combines proprietary research and development, intellectual property creation, and direct participation in revenue-generating operating businesses. Spectral has operated continuously as an operating company; however, prior to 2025, the Company’s operations were primarily research- and development-oriented and centered on the creation, refinement, and protection of intellectual property, including software, algorithmic, and data-driven technologies. During this earlier phase, Spectral devoted substantial management attention and capital resources to internal development efforts, experimentation, and patent strategy. While these activities resulted in the creation of intellectual property assets and technical expertise, the Company’s earlier software products achieved limited commercial traction, and operating revenues were modest.

Beginning in 2025, Spectral initiated a strategic transition toward a more diversified operating model that combines intellectual property development with direct ownership and operation of businesses that maintain established customer relationships and recurring revenues. This transition reflects management’s assessment that long-term value creation is best achieved by pairing technology development with operating platforms that can generate cash flow independently, while also providing practical environments in which Spectral’s technologies may be deployed, tested, and refined. As a result, Spectral now operates as a hybrid organization that integrates research and development, intellectual property strategy, and traditional commercial operations.

Acquired Businesses and Commercial Foundation

A central component of Spectral’s current plan of operations is the ownership and operation of technology-enabled businesses that provide services directly to customers and are not exclusively dependent on the commercialization of Spectral’s proprietary intellectual property. These businesses generate revenues through established commercial offerings and customer contracts, creating a financial foundation that supports ongoing operations and future growth.

Through its telecommunications and communications-platform operations, including the business acquired in 2025, Spectral provides services such as enterprise messaging, SMS aggregation, SS7 platform access, routing, and related communications infrastructure solutions. These services are offered to enterprise customers, aggregators, and service providers across multiple jurisdictions. The telecommunications operations are characterized by recurring usage-based revenues, ongoing customer relationships, and operational complexity involving network performance, routing efficiency, regulatory compliance, and fraud mitigation.

The Company’s plan of operations emphasizes maintaining and expanding these operating businesses by focusing on customer retention, service reliability, regulatory compliance, and selective expansion into new markets or service offerings. Management intends to prioritize disciplined operational execution, including cost management, margin optimization, and investment in systems and personnel necessary to support scalable operations.

Role of Intellectual Property and Technology Development

While Spectral’s operating businesses are not exclusively dependent on its intellectual property portfolio, proprietary technologies remain an important component of the Company’s long-term strategy. Spectral continues to invest in research and development activities focused on artificial intelligence, data analytics, automation, and advanced computing approaches, including quantum-adjacent and hybrid computing concepts. These efforts are intended to produce technologies that can be deployed internally within Spectral’s operating businesses, licensed to third parties, or used to enhance the value of future acquisitions.

Management views intellectual property as a strategic asset that can complement and enhance operating performance rather than as the sole driver of revenue. For example, AI-enabled analytics, routing optimization tools, automation software, and fraud detection systems may be integrated into telecommunications operations to improve efficiency, reduce costs, enhance service quality, and support margin expansion. At the same time, Spectral may pursue external licensing or strategic partnerships where appropriate, although there can be no assurance that such arrangements will materialize.

Spectral’s intellectual property strategy includes a combination of patent filings, provisional patent applications, and trade secret protection. In certain cases, the Company may determine that maintaining technologies as trade secrets provides greater long-term protection than public disclosure through the patent process. This approach requires robust internal controls, confidentiality measures, and contractual protections, and involves inherent risks, including the potential for independent development or unauthorized disclosure.

Integration of Acquisitions

An important element of Spectral’s plan of operations is the integration of acquired businesses into a cohesive operating platform. Management intends to focus on integrating systems, processes, personnel, and reporting functions while preserving the customer relationships and operational expertise of acquired entities. Integration efforts may include aligning financial reporting, implementing centralized controls, rationalizing vendor relationships, and selectively deploying shared technologies across business units.

Spectral expects that integration activities will require significant management attention and resources and may involve operational challenges, including cultural differences, system incompatibilities, and transitional inefficiencies. The Company’s plan of operations emphasizes a measured approach to integration, prioritizing continuity of service and customer satisfaction while gradually implementing operational improvements.

Growth Strategy and Future Acquisitions

Spectral’s growth strategy contemplates a combination of organic growth within existing operating businesses and selective acquisitions of additional technology-enabled companies. Management intends to evaluate acquisition opportunities that offer established revenues, defensible market positions, and the potential to benefit from Spectral’s technology capabilities. The Company does not intend to pursue acquisitions solely for intellectual property; rather, target companies are expected to have ongoing commercial operations and customer relationships.

Future acquisitions, if any, may be financed through a combination of cash, equity, or other consideration, subject to market conditions and the availability of capital. There can be no assurance that Spectral will identify suitable acquisition targets, successfully complete acquisitions, or achieve anticipated benefits from any future transactions.

Research and Development Activities

Spectral plans to continue investing in research and development, with an emphasis on applied technologies that have potential commercial relevance to its operating businesses or target markets. R&D activities are expected to focus on software development, algorithm design, data analytics, and automation tools, rather than speculative or purely theoretical research. Management intends to allocate R&D resources in a disciplined manner, balancing innovation objectives with the need to manage costs and achieve near- and medium-term operational goals.

Certain research initiatives may involve emerging or experimental technologies, including quantum-inspired or hybrid computing approaches. These initiatives are exploratory in nature and may require substantial additional development, validation, and investment before they can be commercialized, if at all. The Company’s plan of operations does not assume that any specific R&D initiative will result in commercially viable products.

Human Capital and Organizational Development

Spectral’s plan of operations depends on its ability to attract, retain, and motivate skilled personnel, including engineers, data scientists, operations specialists, and management professionals. As the Company transitions to a more diversified operating model, management intends to invest in organizational development, including the establishment of appropriate governance structures, internal controls, and operational processes.

The Company expects to incur additional costs associated with personnel, compliance, and systems as it scales its operations and prepares for listing on a national securities exchange. Management believes that these investments are necessary to support sustainable growth, but they may adversely affect operating margins in the near term.

Capital Resources and Liquidity

Spectral’s plan of operations assumes access to capital from a combination of operating cash flows, equity financings, and other sources as needed. The Company intends to use available capital to support operating businesses, fund research and development, pursue selective acquisitions, and meet regulatory and compliance obligations. There can be no assurance that additional capital will be available on acceptable terms, or at all.

Management expects to exercise discretion in allocating capital between operating needs and growth initiatives, with an emphasis on maintaining liquidity and financial flexibility. The Company’s ability to execute its plan of operations will depend in part on market conditions, investor sentiment, and the performance of its operating businesses.

Regulatory and Compliance Considerations

Spectral operates in regulated industries, including telecommunications and data-driven services, and is subject to various laws and regulations across multiple jurisdictions. Compliance with regulatory requirements is an ongoing component of the Company’s plan of operations and requires dedicated resources, systems, and expertise. Management intends to continue investing in compliance infrastructure to support existing operations and any future expansion.

Outlook

Spectral’s plan of operations reflects management’s belief that combining intellectual property development with direct ownership of operating businesses provides a more resilient and flexible foundation for long-term growth. While the Company continues to face risks associated with technology development, integration, competition, and regulatory compliance, management believes that the diversified operating model positions Spectral to pursue growth opportunities while reducing reliance on the commercialization of any single technology or intellectual property asset.

There can be no assurance that Spectral will successfully execute its plan of operations or achieve its strategic objectives. The Company’s results of operations and financial condition will depend on a variety of factors, many of which are beyond its control.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Revenues and Cost of Revenues

We are currently engaged in our development as a technology platform company with robust intellectual property holdings. Net revenues were unchanged for the year ended December 31, 2024 to $0 from the year ended December 31, 2023 where they were also $0.

Operating Expenses

Operating expenses increased $2,789,471, from $215,477 for the year ended December 31, 2023 to $3,004,948 for the year ended December 31, 2024. The increase was due to our pause in the telecom reselling services business and significant development related to our new operations.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, we had $107,475 of cash on hand. We intend to fund operations through the use of cash on hand, additional advances from our chief executive officer, and debt and equity financings until sufficient cash flows from operations can be achieved.

Net cash used in operating activities increased $1,606,428, from $47,532 for the year ended December 31, 2023 to $1,653,960 for the year ended December 31, 2024. This increase in cash used was primarily related to increases in operating expenses due to the commencement of our Quantum as a Service accelerator business.

Net cash provided by financing activities increased by $1,724,095 from $37,100 for the year ended December 31, 2023 to $1,761,195 for the year ended December 31, 2024. Net cash provided by financing activities during the year ended December 31, 2024 was primarily related to sales of common and preferred stock and advances received.

We believe that our current financial resources are not sufficient to meet our working capital requirements over the next year. Additional funding will be necessary in order to expand portfolio operations and to reach our goals. Currently, we do not have any commitments or assurances for additional capital, nor can we provide assurance that such financing will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to us, further capital needs are identified and we are not successful in obtaining the financing, we may be forced to curtail our existing or planned future operations.  In addition, if necessary, we will decrease expenses and redirect our efforts toward the sale of one or more of our assets should funding become inadequate.

BUSINESS

OVERVIEW

Spectral Capital Corporation is a publicly traded technology company that operates as a hybrid research, intellectual property, and operating business. Spectral has operated continuously as an operating company; however, for much of its history, the Company’s operations were relatively small in scale and primarily focused on research and development, software experimentation, and intellectual property creation. While these efforts resulted in the development of proprietary technologies and technical know-how, Spectral’s earlier software products achieved limited commercial adoption and did not generate meaningful recurring revenues.

Beginning in 2024 and accelerating through 2025, Spectral initiated a strategic transformation designed to reduce reliance on speculative or long-cycle technology commercialization and to build a more diversified, revenue-oriented operating model. This transformation reflects management’s view that long-term shareholder value is best created by pairing intellectual property development with direct ownership of operating businesses that maintain established customer relationships, generate recurring revenues, and can benefit from the selective deployment of Spectral’s technologies. As a result, Spectral now operates as an integrated platform that combines ongoing research and development, intellectual property strategy, software development, and the ownership and operation of technology-enabled businesses.

Strategic Transformation and Focus

Spectral’s strategic evolution has not been a shift away from technology development, but rather a rebalancing of its business model. Historically, the Company functioned primarily as a technology incubator, with emphasis on invention, patent strategy, and early-stage software concepts. While this approach produced a growing body of intellectual property, it did not, on its own, result in sustained commercial traction.

The Company’s current strategy emphasizes building operating businesses that can function independently as commercial enterprises while also serving as practical environments for the application of Spectral’s intellectual property. These businesses are not exclusively dependent on the success of any single patent, algorithm, or software product. Instead, they generate revenues through established services and customer relationships, with Spectral’s technologies positioned as complementary tools that may enhance efficiency, margins, scalability, or competitive positioning over time.

Key Developments

Intellectual Property Development

Spectral continues to invest in the development of proprietary intellectual property across artificial intelligence, data processing, software architecture, and emerging computing approaches, including quantum-adjacent and hybrid computing concepts. To date, the company has developed more than 500 patentable innovations covering a broad range of system architectures, algorithms, and applied technologies. These innovations were designed to establish priority positions across multiple technical domains rather than to commercialize any single product.

In parallel, Spectral has developed an internal pipeline of additional inventions that management believes may be patentable. These potential inventions are subject to internal technical review, commercial relevance assessment, and prioritization, and may be pursued through future patent filings, trade secret protection, or other defensive measures. There can be no assurance that any such inventions will result in issued patents or commercially viable products.

Scientific and Technical Development

Spectral’s research and development activities focus on applied technologies intended for deployment in real-world commercial environments. These activities include software development, algorithm design, data analytics, automation tools, and system integration techniques. While the Company monitors and evaluates developments in advanced and emerging computing fields, including quantum-inspired approaches, many such initiatives remain exploratory in nature and may require substantial additional investment, validation, and time to achieve commercial readiness, if at all.

Corporate Governance and Transactional Cleanup

During 2025, Spectral undertook actions to simplify its corporate structure and clarify ownership of its intellectual property. This included the rescission of certain historical transactions that management determined were not aligned with long-term shareholder value. These actions preserved the Company’s independently developed intellectual property, reduced structural complexity, and allowed management to refocus resources on current operating priorities and strategic initiatives.

Platform and Operations

Telecommunications Businesses

A core component of Spectral’s current business model is the ownership and operation of technology-enabled businesses that provide services directly to customers, which have grown into the domain of telecommunications in 2025. These businesses maintain their own customer relationships, generate recurring revenues, and operate within established commercial markets. Spectral’s operating subsidiaries provide services such as telecommunications infrastructure, enterprise messaging, routing, analytics, and related technology-enabled solutions across multiple jurisdictions.

Management’s operating strategy emphasizes service reliability, regulatory compliance, customer retention, and disciplined cost management. These operating businesses provide a commercial foundation that supports Spectral’s broader platform strategy and reduces dependence on speculative technology commercialization.

Role of Intellectual Property

Spectral’s intellectual property portfolio is intended to complement and enhance its operating businesses rather than serve as the sole driver of revenues. Proprietary technologies may be deployed internally to improve operational efficiency, automate workflows, enhance analytics, reduce fraud, or support margin expansion. In addition, Spectral may pursue licensing, strategic collaborations, or joint development arrangements where appropriate, although there can be no assurance that such arrangements will be completed.

Spectral’s intellectual property strategy includes a combination of patent filings and trade secret protection. In certain cases, management may determine that maintaining technologies as trade secrets provides greater long-term value than public disclosure through the patent process. This strategy involves inherent risks, including the potential for independent development or unauthorized disclosure.

Software Development

The Company develops proprietary software tools derived from its internal research and intellectual property. These products are designed to be scalable and cost-efficient to develop and deploy, with a focus on practical applications that support data analysis, automation, decision support, and operational intelligence. Software products may be deployed internally within operating businesses or offered to third parties, depending on market demand and strategic priorities.

Growth Strategy and Acquisitions

Spectral’s growth strategy contemplates a combination of organic growth within its operating businesses and selective acquisitions of additional technology-enabled companies. Management evaluates acquisition opportunities based on commercial viability, customer base, operational performance, and the potential for Spectral’s technologies to enhance value. The Company does not pursue acquisitions solely for intellectual property and does not assume that technology integration alone will result in improved performance.

Future acquisitions may be financed through a combination of cash, equity, or other consideration, subject to market conditions and the availability of capital. Integration efforts are expected to require management attention and resources, and there can be no assurance that anticipated benefits will be realized.

Market Position

Spectral operates in markets characterized by rapid technological change, increasing demand for data-driven services, and heightened regulatory and competitive pressures. The Company seeks to differentiate itself through a diversified operating model that combines commercial execution with selective technology deployment. Unlike companies that rely exclusively on the commercialization of emerging technologies, Spectral’s strategy emphasizes operational stability, incremental innovation, and disciplined capital allocation.

Outlook

Spectral’s business strategy is focused on executing its operating model, integrating acquired businesses, selectively deploying proprietary technologies, and pursuing growth opportunities in a disciplined manner. While the Company continues to invest in research and intellectual property development, management does not assume that any particular technology initiative will result in material revenue. The Company’s future results will depend on a variety of factors, including operating performance, market conditions, regulatory developments, and access to capital. There can be no assurance that Spectral will achieve its strategic objectives or generate sustained profitability.

Spectral Capital Corporation, a Nevada corporation (“us”, “we”, “our” or the “Company”) was formed in the state of Nevada on September 13, 2000.

Our principal executive offices are located at 701 Fifth Avenue, Suite 4200, Seattle, Washington 98104. Our phone number is (206) 262-7799. Our website is www.spectralcapital.com.

We incurred a net loss of $(215,387) and $(3,270,544) for the years ended December 31, 2023 and 2024. Our revenues were $0 and $0 for the years ended December 31, 2023 and 2024. Our assets were $240 and $113,975 at December 31, 2023 and December 31, 2024. As of the date of this Form 10-K, we had cash on hand of approximately $107,475 for our operational needs. Currently, our operating expenses are approximately $83,000 per month.

CORPORATE HISTORY AND DEVELOPMENT

We were incorporated in the State of Nevada on September 13, 2000 as Galaxy Championship Wrestling, Inc., a media and entertainment company. As disclosed in our Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 27, 2023, since our inception, we have had various names and failed business plans. Since July 27, 2010, we have operated under the name Spectral Capital Corporation.

On August 8, 2022, we increased our common stock, $0.0001 par value per share, from 500,000,000 to 1,000,000,000 (the “Increase in Authorized Capital”). On November 22, 2022, we effected a reverse stock split of our common stock whereby every ten (10) shares of issued and outstanding common stock was combined into one (1) share of common stock (the “Reverse Stock Split”).

On February 26, 2013, we signed a definitive Technology Acquisition Agreement to acquire mobile search engine and mobile sharing technology from Fiveseas Securities Ltd. (“Fiveseas”). Under the agreement, we issued Fiveseas 5,000,000 shares of our common stock, par value $0.0001. The agreement called for the technology to reside within a newly formed Delaware corporation called Noot Holdings, Inc. (“Noot”), which we formed on February 28, 2013 and are a 60% owner of and Fiveseas is a 40% owner of. Fiveseas was granted a right of first refusal for any subsequent sale of the technology.

On December 1, 2013, we signed a definitive Technology Acquisition Agreement to acquire a technology application and service that enhances the way people find, consume, analyze, share and discuss financial news and topics, equities, commodities and currencies on the web from TL Global Inc (“TL Global”).  Under the agreement, we issued TL Global 5,000,000 shares of our common stock, par value $0.0001. The agreement called for the technology to reside within a newly formed Delaware corporation called Monitr Holdings, Inc. (“Monitr”), which we formed on December 1, 2013 and are a 60% owner of and TL Global is a 40% owner of. TL Global was granted a right of first refusal for any subsequent sale of the technology.

In May 13, 2024, Sean Michael Brehm joined Spectral as a member of the Board of Directors.  At this time, the Company began pursuing a new direction as a quantum computing as a service (QaaS) technology accelerator, leveraging the Company’s previous expertise at incubating and accelerating cutting edge technologies, such as the Company’s Noot and Monitr technologies.

Node Nexus Network Co. LLC (August 2024) – Spectral acquired Node Nexus, a developer of decentralized cloud and quantum computing technologies, in August 2024 which was subsequently restructured as an asset purchase in November 2024. This transaction formed the core of Spectral’s flagship Vogon Cloud platform, bringing in proprietary DQ-LDB ledger technology and “QuantumVM” middleware for hybrid classical/quantum computing. The Node Nexus acquisition provided Spectral with a secure, immutable distributed ledger for data storage and a highly efficient virtual machine to integrate classical and quantum workloads, establishing the foundation for the Company’s QaaS offerings.

Quantomo OU (September 2024) – In September 2024, Spectral acquired Quantomo, a pioneer in quantum tomography algorithms for advanced search and data analysis. Quantomo’s technology leverages quantum parallelism to dramatically accelerate search functions and AI inference across distributed datasets. This acquisition is being integrated into Spectral’s platform to power next-generation search engine capabilities and other data-intensive applications, enhancing the analytical functionality of the Vogon Cloud.  This transaction was subsequently rescinded and is being restructured as an asset purchase so that the technology can be more efficiently integrated into Spectral.

crwdunit, Inc. (agreement September 2024, closed December 2024) – Spectral entered into an agreement to acquire crwdunit, Inc. in September 2024 and formally closed the acquisition in December 2024. crwdunit developed a proprietary resource quantization mechanism that optimizes computing workloads (CPU, memory, storage, and bandwidth) in decentralized cloud environments. The asset purchase added crwdunit’s performance-measurement technology and its community of stakeholders to Spectral’s portfolio. Together with Node Nexus and Quantomo, this addition broadened Spectral’s intellectual property and technical expertise, improving the performance and efficiency of the Vogon Cloud platform and strengthening the Company’s position in decentralized “edge” computing.  Subsequently, this transaction was rescinded and is being restructured to more efficiently be able to integrate the crwdunit technology into Spectral and more efficiently distribute the specified Spectral shares to crwdunit shareholders pursuant to the original intent of the acquisition.

Verdant Quantum OU (December 2024)- Spectral entered into an Agreement between the Company and Verdant Quantum OU and Moshik Cohen dated December 15, 2024 whereby Spectral acquired certain plasmonic technology for the development of room temperature semiconductors.

Subsequently all transactions with Sean Brehm, crwdunit, Quantomo, Node Nexus and Verdant Quantum and related entities were rescinded.

We have not been involved in a material bankruptcy, receivership, or similar proceeding. Other than as set forth above, in the prior five years, we have not been involved in any material reclassification, merger or consolidation.

PRINCIPAL PRODUCTS AND SERVICES

Products and Services

Spectral Capital Corporation’s products and services are organized around a diversified operating model that combines direct customer-facing businesses with ongoing technology development and intellectual property creation. While the Company continues to invest in proprietary software, algorithms, and data-driven technologies, its current operations are not exclusively dependent on the commercialization of intellectual property. Instead, Spectral seeks to deploy its technologies in ways that complement and enhance its operating businesses and selected third-party platforms.

Spectral’s strategy is organized around four interrelated areas:
(1) the development and protection of proprietary intellectual property, including patents and trade secrets;
(2) selective monetization of intellectual property through licensing and strategic arrangements;
(3) development of proprietary software tools derived from internal research; and
(4) the ownership and operation of technology-enabled businesses with established customer relationships and recurring revenues.

Intellectual Property Licensing and Strategic Arrangements

Spectral may enter into licensing or strategic collaboration arrangements that allow third parties to utilize certain proprietary technologies developed by the Company. These arrangements may include cash-based licensing fees, equity consideration, or a combination of both, depending on the structure of the transaction and the strategic objectives of the parties. Licensing arrangements are pursued selectively and are intended to complement the Company’s operating businesses rather than replace them as a primary source of revenue. There can be no assurance that any licensing arrangements will be completed or that they will generate material revenue.

Software Products and Internal Tools

Spectral develops proprietary software tools and platforms based on its internal research and intellectual property. These tools are designed to support data analysis, automation, operational intelligence, and decision-support functions and may be deployed internally within Spectral’s operating businesses or, in certain cases, offered to third parties. Software development efforts are focused on practical, scalable applications rather than speculative or purely experimental technologies. The Company does not assume that any individual software product will achieve broad market adoption or generate material standalone revenues.

NOOT and Monitr Platforms

The Company has previously developed software platforms known as NOOT and Monitr, each of which remains in a limited development or testing phase. These platforms were designed to explore collaborative intelligence, secure information management, and data aggregation concepts. Neither platform is currently commercialized at scale, and neither generates material revenue. Spectral continues to evaluate whether further development, integration, licensing, or discontinuation of these platforms is appropriate based on resource availability, strategic priorities, and market conditions.

Acquisition and Operating Business Model

A central component of Spectral’s current business is the ownership and operation of technology-enabled businesses that provide services directly to customers. Through acquisitions completed in 2025, the Company now operates telecommunications and messaging infrastructure businesses that generate recurring revenues through established commercial services. These operating businesses are not dependent on the commercialization of Spectral’s intellectual property, although the Company may selectively deploy proprietary technologies to improve efficiency, analytics, automation, or scalability over time.

Spectral may pursue additional acquisitions of operating businesses that meet defined criteria, including established customer bases, recurring revenues, and opportunities for operational improvement. The Company does not pursue acquisitions solely for intellectual property and does not assume that integration of proprietary technology will necessarily result in improved performance.

Competition

Spectral operates in highly competitive markets that include telecommunications services, data-driven software, artificial intelligence-enabled tools, and emerging computing technologies. Competition varies by business line and includes established multinational technology companies, specialized service providers, and smaller technology firms. In the telecommunications sector, the Company competes with other infrastructure providers, aggregators, and platform operators. In software and technology development, competition includes firms offering analytics, automation, and AI-enabled solutions.

Many of the Company’s competitors have longer operating histories, greater brand recognition, larger customer bases, and substantially greater financial, technical, and marketing resources than Spectral. These competitors may be able to respond more quickly to technological change, devote greater resources to product development, or offer more favorable pricing. As a result, Spectral may face challenges in gaining or maintaining market share.

The Company’s ability to compete effectively depends on operational execution, customer service, regulatory compliance, and disciplined capital allocation. There can be no assurance that Spectral will be able to compete successfully in all of its markets.

Principal Agreements Affecting Our Ordinary Business

Except for agreements entered into in the ordinary course of business, including customer contracts, vendor agreements, and agreements relating to its acquired operating businesses, the Company does not currently have any material long-term agreements that are outside the ordinary course of its business.

Information Technology and Governmental Regulation

Spectral’s operations are subject to a variety of U.S. federal, state, and foreign laws and regulations applicable to technology, telecommunications, data processing, privacy, cybersecurity, and cross-border commerce. These laws and regulations are complex, continue to evolve, and may be subject to differing interpretations.

Compliance with applicable laws and regulations requires ongoing investment in systems, processes, and personnel and may increase operating costs or limit certain business activities. Regulatory requirements may affect the manner in which the Company collects, processes, stores, and transmits data; provides telecommunications services; and deploys software and technology solutions. Failure to comply with applicable laws and regulations could result in fines, penalties, litigation, reputational harm, or restrictions on the Company’s operations, any of which could adversely affect the Company’s business, financial condition, and results of operations.

Environmental Matters

We do not anticipate any significant impact of environmental regulations on our business.

OPERATIONS

Spectral Capital Corporation operates as a technology platform company focused on the systematic development, protection, and commercialization of advanced intellectual property and software systems in artificial intelligence, algorithmic computing, and hybrid classical computing architectures. Historically, Spectral operated as a research-driven company with limited commercial operations and modest revenue generation. In recent periods, the Company has begun transitioning toward an operating model that combines intellectual property creation with direct commercial engagement, including licensing, software deployment, and the operation of acquired businesses that maintain customer relationships independent of Spectral’s intellectual property, while remaining complementary to it.

Our operations are organized around four interrelated pillars:
(1) intellectual property and trade secret development,
(2) selective licensing and structured commercialization of IP,
(3) development and deployment of proprietary software products, and
(4) integration and operation of acquired technology-enabled businesses.

This structure is designed to balance long-term value creation through invention with nearer-term revenue generation and operational scale.

1.Intellectual Property and Trade Secret Development

The foundation of Spectral’s operations is its internal invention and technology development process, which is designed to continuously generate novel algorithms, system architectures, and computational methods. Our innovation efforts focus primarily on artificial intelligence architectures, optimization and probabilistic modeling, secure computation, algorithmic decision systems, and hybrid classical computing approaches.

During 2024 and 2025, Spectral filed a substantial number of patent applications, including provisional and non-provisional applications, reflecting inventions developed internally and through collaboration with consultants and technical advisors. As disclosed elsewhere in this registration statement, a portion of these filings remain pending, and there can be no assurance that any particular application will mature into an issued patent or that issued patents will provide commercially meaningful protection.

In addition to patents, Spectral strategically relies on trade secrets to protect certain innovations, particularly in areas where public disclosure could enable reverse engineering or where rapid iteration may outpace the patent process. As part of this strategy, we may elect not to pursue patent protection for certain inventions, may withdraw patent applications, or may allow provisional applications to expire when management determines that continued confidentiality provides stronger protection. This approach reflects the realities of software- and AI-driven innovation, where competitive advantage may depend more on implementation detail, data, and operational know-how than on formal patent claims.

Our intellectual property development process includes internal invention review, technical vetting, legal evaluation, and strategic assessment of whether patenting, trade secret protection, or a hybrid approach is most appropriate. While we maintain a growing pipeline of patentable concepts, not all inventions are expected to be filed, issued, or commercialized, and there can be no assurance that our intellectual property strategy will prevent competitors from developing similar technologies.

2.Licensing and Structured IP Monetization

Spectral seeks to monetize certain elements of its intellectual property through selective licensing arrangements, structured to balance near-term economics with longer-term strategic value. Licensing arrangements may include upfront fees, royalties, milestone payments, equity interests, or combinations thereof. In many cases, licensing discussions are exploratory in nature and may not result in executed agreements.

We target licensing opportunities where our technologies can be integrated into third-party platforms in sectors such as data analytics, telecommunications-adjacent services, enterprise software, and automation. However, we do not expect licensing alone to be the primary driver of our operating revenues, and we do not assume that our intellectual property will be broadly adopted across markets without substantial customer validation and integration effort.

Because many of our technologies are emerging and application-specific, licensing discussions often involve extended evaluation periods, technical diligence, and customization. There can be no assurance that these discussions will result in material revenue or that licensees will successfully commercialize products incorporating our technologies.

3.Software Product Development and Deployment

In parallel with IP development, Spectral develops proprietary software tools and platforms that operationalize elements of its research and algorithmic capabilities. These products are designed to demonstrate practical application of our technologies and to support revenue generation independent of patent enforcement.

Our software development efforts emphasize modular architectures, reusable algorithmic components, and API-driven deployment models. Products may be delivered as standalone applications, integrated services, or internal platforms used within acquired operating businesses. Software development is conducted with a focus on capital efficiency, and products may be iterated, delayed, or discontinued based on customer feedback, technical feasibility, or resource constraints.

Historically, Spectral’s software products achieved limited commercial traction. Management believes that recent operational changes, including closer alignment with end-user needs and integration with operating businesses, may improve adoption; however, there can be no assurance that future software offerings will achieve market acceptance or generate material revenue.

4.Acquisition, Integration, and Operation of Technology-Enabled Businesses

Spectral’s operating strategy includes the acquisition and operation of technology-enabled businesses that possess existing customers, revenue streams, and operational infrastructure. These businesses are not solely dependent on Spectral’s intellectual property for their viability but are expected to benefit from selective application of Spectral’s technologies over time.

The Company’s recent acquisitions represent a significant expansion from a historically small, research-oriented organization into a more complex operational structure involving multiple jurisdictions, employees, regulatory frameworks, and customer relationships. Integration efforts focus on maintaining service continuity, regulatory compliance, and customer satisfaction while evaluating opportunities to improve efficiency and margins through automation, analytics, and software enhancements.

Not all anticipated benefits of these acquisitions may be realized, and integration efforts may require greater time, capital, and management attention than expected. In some cases, Spectral may determine that operational improvements are limited by market conditions, customer pricing sensitivity, or regulatory constraints.

Organizational Capabilities and Infrastructure

Spectral operates with a lean organizational structure, supplemented by consultants and advisors with expertise in engineering, intellectual property, and corporate development. This model is intended to control fixed costs while allowing access to specialized talent. However, reliance on external contributors introduces execution risk and may limit scalability.

Spectral does not currently have a full-time Chief Technology Officer at the corporate level, but instead relies on a combination of consultants, contractors and technologists at the subsidiary level who are close to the specific technological implementations of our intellectual property into current products.  Spectral expects to significantly expand its technical staff as it looks to increase commercialization of its intellectual property and continues to build out that intellectual property.

As the Company expands its operating footprint, it is enhancing internal controls, financial reporting processes, and operational oversight to meet the requirements of a public company and a potential Nasdaq listing. These efforts may divert resources from product development and commercialization.

Outlook for Operations

Spectral’s near-term operational focus is on stabilizing and scaling its operating businesses, continuing disciplined intellectual property development, and selectively commercializing technologies through software and partnerships. While management believes this integrated approach provides multiple paths to value creation, the Company remains subject to significant execution, market, and financial risks.

There can be no assurance that Spectral will successfully transition from a primarily research-driven organization to a sustainably profitable operating company, or that its intellectual property and software initiatives will result in meaningful long-term returns for stockholders.

Outlook for Operations

In 2026, Spectral plans to significantly expand its operational footprint in all four pillars. We anticipate a sharp increase in patent filings, a broadening of our licensing relationships, a commercial launch of multiple proprietary software tools, and follow-on acquisitions to reinforce our transformation strategy. These activities will be supported by continued expansion of our expert network and disciplined capital allocation aimed at maximizing shareholder value. We believe our integrated approach—rooted in original invention and practical deployment—uniquely positions Spectral to thrive in a rapidly evolving technological landscape.

RESEARCH AND DEVELOPMENT

For the year ended December 31, 2024, we incurred research and development expenses of $745,024 related to the development of our current software products. This expense consists of expenses related to our technology acquisitions, primarily the acquisition of the Node Nexus Network technology which were subsequently rescinded.

SIGNIFICANT CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2024, the Company did not have any customers, as its activities during that period were primarily focused on research and development, intellectual property creation, and strategic planning, and it had not yet commenced revenue-generating commercial operations.

Subsequent to December 31, 2024, the Company completed the acquisitions of 42 Telecom Ltd. And Telvantis Voice Services, each of which operates an established telecommunications and messaging services business with an active customer base. As a result, the Company currently derives revenue from customers through its operating subsidiaries.

Because the Company did not operate these subsidiaries during the year ended December 31, 2024, and because the integration of these businesses is ongoing, the Company has not yet determined whether any single customer will account for 10% or more of consolidated revenues during the year ending December 31, 2025. Customer concentration levels may fluctuate based on usage patterns, pricing arrangements, and customer retention.

The Company is not currently dependent on any single supplier, and no supplier accounted for 10% or more of the Company’s purchases during the year ended December 31, 2024. The Company does not expect supplier concentration to be material, although this could change as operations scale.

INTELLECTUAL PROPERTY

Intellectual Property and Technology Portfolio

Spectral Capital Corporation has developed a broad and evolving portfolio of proprietary technologies focused on advanced computation, algorithmic optimization, artificial intelligence, security, and hybrid classical computing architectures. The Company’s intellectual property strategy emphasizes systematic invention, selective patenting, and the strategic use of trade secrets, rather than reliance on any single technology or patent family.

To date, Spectral has reduced more than 500 distinct innovations to written patent applications, including provisional applications filed in the United States, covering a wide range of methods and systems relating to hybrid classical and quantum computing, algorithmic task orchestration, probabilistic modeling, error mitigation, security, cryptography, simulation, and data optimization. These applications reflect internally developed concepts as well as inventions developed with the assistance of technical consultants and collaborators. Many of these applications remain provisional or pending, and there can be no assurance that any application will result in an issued patent or that any issued patent will provide meaningful commercial protection.

In addition to applications already prepared, Spectral maintains an active pipeline of more than 400 additional patentable innovations that are currently under evaluation, documentation, or internal review. Not all innovations in this pipeline are expected to be filed as patent applications. Management regularly assesses whether particular inventions are more effectively protected through patent filings, trade secret protection, or a combination of both. In certain cases, the Company may elect not to pursue patent protection, may withdraw applications, or may allow provisional applications to expire where continued confidentiality, implementation complexity, or rapid iteration is believed to provide stronger protection than public disclosure.

The Company anticipates that, through continued invention, selective filing, and ongoing refinement of existing applications, it may have in excess of 1,000 patent applications in various stages of preparation, filing, or prosecution by the end of 2026. This estimate reflects the pace of internal innovation and documentation activities and does not represent a commitment to file or prosecute any specific number of applications.

Spectral’s intellectual property portfolio spans several functional domains, including:

•hybrid classical and quantum task allocation, optimization, and error mitigation methods;

•algorithmic security, cryptography, authentication, and data integrity systems;

•synthetic data generation, simulation, and probabilistic modeling frameworks;

•software-based orchestration of distributed, decentralized, and cloud-based computing environments; and

•materials, hardware-adjacent, and physics-informed computational models evaluated at a research or exploratory stage.

Intellectual Property Portfolio – Functional Areas

Spectral’s intellectual property portfolio encompasses a broad range of computational methods, algorithmic frameworks, and system architectures. The Company’s inventions are generally intended to address challenges associated with complexity, uncertainty, efficiency, and security in advanced computing environments. While the Company does not commercialize all inventions and does not operate quantum computing hardware, its patent applications and trade secrets generally relate to the following functional areas:

Hybrid Classical and Advanced Computing Methods

A substantial portion of Spectral’s intellectual property relates to algorithmic frameworks designed to coordinate, optimize, and manage workloads across heterogeneous computing environments. These inventions include methods for agent-based task migration, workload scoring, and dynamic allocation of computational resources based on latency, efficiency, energy consumption, and reliability considerations. Certain inventions address preprocessing and post-processing techniques intended to improve performance or reduce noise and error when integrating advanced or emerging computational approaches with conventional systems. These methods are designed to be adaptable to evolving hardware and software environments and are generally research-oriented in nature.

Materials and Hardware-Adjacent Computational Models

The Company has developed computational models and simulation techniques applicable to advanced materials, devices, and hardware-adjacent systems. These inventions generally focus on algorithmic design, modeling, and optimization rather than physical fabrication or manufacturing. Potential areas of application include materials discovery, catalysis, and device-level performance modeling. These inventions are primarily exploratory and may be evaluated for potential relevance to future research, licensing, or collaboration opportunities, but may never be commercialized.

Security, Cryptography, and Network Intelligence

Spectral’s intellectual property also includes algorithmic approaches relating to cybersecurity, cryptography, authentication, and network intelligence. These inventions address topics such as anomaly detection, risk scoring, behavioral analysis, and secure data handling within distributed or networked environments. Certain concepts are designed to support adaptability to evolving security standards, cryptographic methods, and threat models. These inventions are intended to complement existing security infrastructure rather than replace established cryptographic or network security systems.

Applied Modeling, Simulation, and Decision Support

The Company has developed computational methods intended to support complex modeling, simulation, and decision-support use cases. These inventions generally involve synthetic data generation, probabilistic modeling, scenario analysis, and large-scale simulation techniques. Potential applications may include environmental modeling, logistics optimization, fraud and risk detection, resource planning, and other data-intensive analytical contexts. These methods are designed to support analysis and forecasting rather than to provide definitive predictions or automated decision-making outcomes.

Many of the Company’s inventions are early-stage, conceptual, or research-oriented and may never be commercialized. The Company does not represent that it currently owns or operates quantum computing hardware, nor that any invention will result in commercially viable products or services. Commercialization, if any, may occur through internal software development, selective licensing, integration into operating businesses, or strategic collaborations.

The Company’s ability to protect its intellectual property depends on a number of factors, including the scope and enforceability of patents that may issue, the effectiveness of trade secret protections, the cost of enforcement, and the willingness of courts in various jurisdictions to uphold intellectual property rights. In certain jurisdictions, particularly outside the United States and Western Europe, enforcement of intellectual property rights may be limited or uncertain.

Conclusion

Spectral Capital Corporation’s potentially patentable innovations reflect a broad set of research-oriented and applied innovations focused on advanced computational methods, algorithmic optimization, and security-related systems. Collectively, these inventions illustrate the Company’s emphasis on hybrid computing approaches, data-driven optimization techniques, and methods intended to improve efficiency, reliability, and analytical capability in complex computing environments. Many of these innovations remain exploratory in nature and may be protected through a combination of patent filings and trade secret practices, and there can be no assurance that any particular invention will result in commercially viable products or services.

Trade Secrets

Whenever we deem it important for purposes of maintaining the secrecy of information, such as sensitive and valuable search algorithms, we plan to require parties with whom we share, or who otherwise are likely to become privy to, our trade secrets or other confidential information to execute and deliver to us confidentiality and/or non-disclosure agreements. Among others, this may include employees, consultants and other advisors, each of whom may require us to execute such an agreement upon commencement of their employment, consulting or advisory relationships. These agreements will generally provide that all confidential information developed or made known to the individual by us during the course of the individual’s relationship with us is to be kept confidential and not to be disclosed to third parties except under specific circumstances.

As of the date of this filing, we have executed non-disclosure agreements with key consultants or advisors.

HUMAN CAPITAL

As of the date of this filing, we had 97 full-time employees and 13 consultants.

We are not subject to any collective bargaining agreements and believe that our relationships with our employees and consultants are good.

Properties

We rent a virtual office located at 701 Fifth Avenue, Suite 4200, Seattle, Washington, 98104, under a month-to-month basis. We pay monthly rent of $378.00 for this location. We believe that our current facilities are sufficient to meet our current and near-term needs and that, should it be needed, suitable additional space will be available.

Legal Proceedings

We are not party to any material legal matters. In the future, we may become party to other legal matters and claims arising in the ordinary course of business. We cannot predict the outcome of any such legal matters or claims, and despite the potential outcomes, the existence thereof may have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. There was a claim made by a third-party entity regarding Mr. Brehm and Node Nexus Network.  The Company believes there is no basis for this claim and that the Company has no legal exposure on this claim and has been provided with an indemnity by Mr. Brehm for the same.

MANAGEMENT

Executive Officers, Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Our board of directors was elected and will serve until their successor is duly elected and qualified or until their earlier resignation. The following table sets forth our directors and executive officers and their ages as of February 2, 2026.

Name	Age	Position
Jenifer Osterwalder	61	Chief Executive Officer, President and Director
Daniel Gilcher	39	Chief Financial Officer and Principal Accounting Officer
Jeff Chong	49	Director
Michael Turner	53	Director
Gottfried Werner	51	Director
Olga Nezerenko	43	Director

Jenifer Osterwalder - Chief Executive Officer, President, and Director

Jenifer Osterwalder has served as our Chief Executive Officer, Principal Accounting Officer, President, Treasurer, Secretary and as a director since March 7, 2005. Previously, from January 2005 to March 2005, Ms. Osterwalder served as President, Chief Executive Officer, Treasurer, Secretary and as a director of FUSA Technology Investments Corp. From January 2000 to January 2005, she served as a consultant investment banker to Five Seas Securities, Ltd., a securities firm in British Columbia, Canada. Ms. Osterwalder received her Bachelor of Science in Business Administration in marketing and logistics from Ohio State University.

Daniel Gilcher – Chief Financial Officer and Principal Accounting Officer

Daniel Gilcher was appointed Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer of Spectral Capital Corporation, effective January 3, 2026.

Mr. Gilcher brings extensive international public-company financial leadership experience across technology, telecommunications and capital markets. Prior to joining Spectral, he served as Chief Financial Officer and a Director of Mexedia, an Italian listed technology and communications company, and previously served as Interim Chief Financial Officer and a Director of Nuvo, an Israel-based healthcare company. In these and other roles, he has worked closely with management teams, boards of directors and auditors in multiple jurisdictions on financial reporting, public-market governance, mergers and acquisitions, due diligence, negotiation and post-merger integration.

Earlier in his career, Mr. Gilcher worked in investment analysis and portfolio management at Shareholder Value Management AG. He holds a Ph.D. in Empirical Finance from EBS Business School, an MBA from the Indian Institute of Management Ahmedabad, an M.Sc. in Finance from EBS Business School and an M.A. from Johannes Gutenberg University Mainz. His academic research has been published in peer-reviewed journals.

In connection with the previously disclosed acquisition of 42 Telecom Ltd.,

Mr. Gilcher received 575,000 shares of Spectral common stock as acquisition consideration on August 1, 2025 and December 31, 2025, prior to his appointment as an executive officer. That issuance was made under the terms of the acquisition and was not compensation for services.

As Chief Financial Officer, Mr. Gilcher oversees Spectral’s finance, accounting, reporting and capital markets functions as the Company advances its preparation for a planned listing on The Nasdaq Capital Market.

Jeffrey Chong-Director

Jeffrey Chong has been employed as an economist, capital markets expert and Chief Investment Officer for more than 20 years.  Since November 2024, Mr. Chong has been employed as an independent capital markets consultant to

Spectral Capital. Previously, he served as the Chief Investment officer of Turicum Asset Management AG (Zurich, Switzerland) from March of 2021 to September of 2023.  Mr. Chong has a bachelor’s degree in Economics from the University of Victoria.

Michael R. Turner, Director

Michael R. Turner has over 20 years of leadership and operational experience across the energy and advanced technology sectors. He has held senior executive roles including President of Operations and Vice President, where he led the implementation of advanced ultrasonic and hydrocarbon technologies, process optimization initiatives, and environmentally focused systems. Mr. Turner has extensive experience in facility commissioning, regulatory compliance, technology commercialization, and operational scaling. His background includes oversight of complex projects, collaboration on patent development, and executive leadership in both public and private organizations in Canada and internationally.

Gottfried Werner, Director

Mr. Werner began his career in tax consultancy before becoming Director of an international, Swiss-based leasing company. He later founded his own investment and consulting firm with a focus on Impact, IT, Telecommunications, Media, Entertainment, and Human Resources. Today, he operates the largest independent telecommunications retail network in Germany and serves on the boards of several companies. In addition, he owns a consulting firm specializing in lobbying and facilitating business relations between the German and English-speaking markets.

Olga Nezerenko-Director

Dr. Nezerenko holds a PhD in Economics and Business Administration from Tallinn University of Technology and is a senior expert recognized for her strategic oversight of complex systems, quality assurance, and long-term program management. She has served since 2004 as Head of the Logistics Study Programme at the Estonian Entrepreneurship University of Applied Sciences, where she has led curriculum development, supervised applied research, and managed industry partnerships. Dr. Nezerenko is actively involved in professional and sectoral organizations, including long-standing membership in the Estonian Logistics and Freight Forwarding Association and representation within the Transport and Logistics Professional Chamber.

Involvement In Certain Legal Proceedings

During the past ten years, none of our directors, executive officers and control persons have been involved in any of the following events: any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time; any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

There are no family relationships among any of our officers or directors.

Corporate Governance

Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board from executive management and the adoption of policies to ensure the board recognizes the principles of good management. Our Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Our Board is responsible for the stewardship of the Company, overseeing management and the enhancement of shareholder value. The Board is responsible for:

(a)

adopting a strategic plan for the Company and reviewing the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products;

(b)	ensuring that the risk management of the Company is prudently addressed;

(c)	reviewing the Company’s approach to human resource management and overseeing succession planning for management;

(d)

reviewing the Company’s approach to corporate governance, including an evaluation of the adequacy of the mandate of the Board, director independence standards and compliance with the Company’s Code of Business Conduct and Ethics to be adopted upon the consummation of this offering and;

(e)	upholding a comprehensive policy for communications with shareholders and the public at large.

The frequency of meetings of the Board and the nature of agenda items may change from year to year depending upon the activities of Spectral. Our board of directors intend to meet at least quarterly and at each meeting there is a review of the business of Spectral.

Our Board facilitates its exercise of independent supervision over the Company’s management through meetings of the board held for the purposes of obtaining an update on significant corporate activities and plans, both with and without members of the Company’s management being in attendance.

Board Composition; Independence

The NASDAQ listing standards require that a majority of our board of directors must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Olga Nezerenko, Michael Turner and Gottfried Werner, are considered to be independent. Our Board currently consists of five directors, three of whom are independent.

Board Committees

Our Board directs the management of our business and affairs and conducts its business through meetings of the Board and its standing committees. As of the date hereof, the Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee consists of Ms. Nezerenko, Messrs. Turner, and Werner serving as the chairman. Our Board has determined that Gottfried Werner is an “audit committee financial expert” within the meaning of the SEC regulations. Our Board has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

●

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related party transactions;

●

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

●

approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm

Compensation Committee

Our compensation committee consists of Mr. Turner, and Ms. Nezerenko. The functions of the compensation committee will include:

●	reviewing and approving, or recommending that our Board approve, the compensation of our executive officers;

●	reviewing and recommending that our Board approve the compensation of our directors;

●	reviewing and approving, or recommending that our Board approve, the terms of compensatory arrangements with our executive officers;

●	administering our stock and equity incentive plans;

●	selecting independent compensation consultants and assessing conflict of interest compensation advisers;

●	reviewing and approving, or recommending that our Board approve, incentive compensation and equity plans; and

●	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Turner and Ms. Nezerenko,

The functions of the nominating and governance committee will include:

●	identifying and recommending candidates for membership on our Board;

●	including nominees recommended by stockholders;

●	reviewing and recommending the composition of our committees;

●	overseeing our code of business conduct and ethics, corporate governance guidelines and reporting; and

●	making recommendations to our Board concerning governance matters.

The nominating and corporate governance committee also annually reviews the nominating and corporate governance committee charter and the committee’s performance.

Board Leadership Structure and Role in Risk Oversight

Our Board is primarily responsible for overseeing our risk management processes. Our Board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our assessment of risks. Our Board focuses on the most significant risks we face our general risk management strategy, and also ensures that risks we undertake are consistent with our Board’s appetite for risk. While our Board oversees our risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our Board leadership structure supports this approach.

Our bylaws provide our Board with flexibility in its discretion to combine or separate the positions of Chairman of the Board and Chief Executive Officer. The Board currently separates the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. Our Chief Executive Officer, who is also a member of our Board, is responsible for setting the strategic direction of the Company and the day-to-day leadership and performance of the Company, while the Chairman of the Board provides guidance to the Chief Executive Officer, sets the agenda for the Board meetings, presides over meetings of the Board and tries to reach a consensus on Board decisions. Although these roles are currently separate, the Board believes it should be able to freely select the Chairman of the Board based on criteria that it deems to be in the best interest of the Company and its stockholders, and therefore one person may, in the future, serve as both the Chief Executive Officer and Chairman of the Board.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, applicable to all of our directors, officers, employees and all persons performing similar functions. A copy of the code is attached as Exhibit 14.1 to the Registration Statement of which this prospectus forms a part thereof. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed in our public filings with the Commission.

Corporate Governance Guidelines

We have adopted a corporate governance guidelines that serve as a flexible framework within which our Board and its committees operate. These guidelines cover a number of areas including the size and composition of the Board, Board membership criteria and director qualifications, director responsibilities, Board agenda, roles of the chairman of the Board and Chief Executive Officer and Chief Financial Officer, meetings of independent directors, committee responsibilities and assignments, Board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines is attached hereto as Exhibit 14.2 to the Registration Statement of which this prospectus forms a part thereof.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

We are not party to any material legal matters. In the future, we may become party to other legal matters and claims arising in the ordinary course of business. We cannot predict the outcome of any such legal matters or claims, and despite the potential outcomes, the existence thereof may have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. There was a claim made by a third party entity regarding Mr. Brehm and Node Nexus Network.  The Company believes there is no basis for this claim and that the Company has no legal exposure on this claim and has been provided with an indemnity by Mr. Brehm for the same.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following sets forth information about the compensation paid to or accrued by our named executive officers, as that term is defined in Item 402(m)(2) of Regulation S-K, as of December 31, 2025.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Jenifer Osterwalder	2025	$144,000	-	-	-	-	-	-	$144,000
President and Chief Executive Officer	2024	$144,000	-	-	-	-	-	-	$144,000
Daniel Gilcher,	2025	-	-	-	-	-	-	-	-
Chief Financial and Accounting Officer (1) (2)	2024	-	-	-	-	-	-	-	-

(1)Daniel Gilcher was appointed Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer of the Company effective January 3, 2026. Mr. Gilcher has not entered into an employment agreement with the Company and has not received any cash or equity compensation for his services as of the date of this prospectus.

(2)Mr. Gilcher beneficially owns 575,000 shares of the Company’s common stock, which were issued prior to his appointment as an executive officer in connection with the acquisition of 42 Telecom Ltd., in which he held an ownership interest. Such shares were issued as acquisition consideration and not as compensation for services rendered to the Company. The Company is currently negotiating an employment arrangement with Mr. Gilcher.

EMPLOYMENT AGREEMENTS

Our President and CEO, Ms. Osterwalder, does not currently have an employment agreement; however, we pay Ms. Osterwalder $12,000 a month beginning January 1, 2020 for services rendered. As of December 31, 2025 and 2024, amounts due to the CEO related to accrued salaries were $576,000 and $432,000 respectively. Daniel Gilcher, Spectral CFO and Principal Accounting Officer, does not yet have an employment agreement and is in the process of negotiating an employment package. He is a shareholder of 575,000 Spectral shares due to his interests in Telvantis.

As of the date of this filing, we have no other employment agreements in place with any of our other executive officers, directors or employees.

OUTSTANDING EQUITY AWARDS AT YEAR END

(As of December 31, 2025)

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jenifer Osterwalder (1)	2,694,371	305,629	0.43	June 12, 2034

(1)Represents stock options granted to Ms. Osterwalder on June 12, 2024, with an exercise price of $0.43 per share. The options vest in equal monthly installments over 24 months and expire on June 12, 2034.

COMPENSATION OF DIRECTORS

Pursuant to authority granted under Article II, Section 2.16 of our bylaws, directors are entitled to such compensation as our board of directors shall, from time to time, determine. The following table sets forth the compensation of our directors for the year ended December 31, 2025, and for December 31, 2024.

DIRECTOR COMPENSATION

As of December 31, 2025

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total

Jenifer Osterwalder (2)	$144,000(1)		3,000,000
Jonathon Walton			15,625

•(1) Was accrued but unpaid

•(2) immediately exercisable options to purchase 3,000,000 shares of common stock at an exercise price of $0.43 per share that are subject to 2 year monthly vesting beginning March 12, 2024.

There was no compensation paid to the Directors during the year 2024 or 2025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions or series of transactions since our incorporation, to which we were or are to be a participant and in which the amount involved exceeds the lesser of $120,000 or 1% of the average of the total assets at December 31, 2025 and 2024, and in which any of our directors, executive officers or persons who we know hold more than five percent of any class of our capital stock, including their immediate family members, had or will have a direct or indirect material interest, other than compensation arrangements with our directors and executive officers.

Related Party Transactions

Jenifer Osterwalder, President, Director and Chief Executive Officer

Jenifer Osterwalder charges the Company $12,000 per month beginning January 1, 2020 for services rendered. The total amounts expended in the Company’s consolidated financial statements in connection with Ms. Osterwalder’s services was $144,000 for each of the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, amounts due to the CEO related to accrued salaries were $576,000and $432,000 respectively.

Daniel Gilcher, the Company’s Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

Daniel Gilcher holds shares of the Company’s common stock that were issued prior to his appointment as an executive officer. Specifically, on August 1, 2025, the Company issued 575,000 shares of its common stock to Mr. Gilcher and an entity he controls in connection with the acquisition of 42 Telecom Ltd., pursuant to the terms of the definitive acquisition agreement. Mr. Gilcher received such shares solely in his capacity as a shareholder of 42 Telecom Ltd. and not as compensation for services to the Company.

Mr. Gilcher was appointed Chief Financial Officer effective January 3, 2026. No shares of common stock or other equity securities have been issued to Mr. Gilcher as compensation for services, and he has not entered into any employment agreement or equity incentive arrangement with the Company providing for the issuance of equity securities as of the date of these financial statements.

Other than the foregoing, there were no related party transactions between the Company and Mr. Gilcher during the periods presented that required disclosure under applicable accounting standards.

Spectral Capital Corporation engages in transactions with certain related parties, including directors, officers, significant shareholders, and affiliates. The Company’s policy is that any related party transaction must be reviewed and approved by disinterested members of the Board of Directors to ensure fairness and compliance with corporate governance best practices. Below are the related party transactions that occurred during the fiscal year ended December 31, 2025.

B Holdings

On February 5, 2025, the Company entered into a loan agreement with B Holdings OU, which is associated with the beneficiary owner of DecusPro, Boriss Aleksandrov, a shareholder of the Company. During the nine months ended September 30, 2025, the Company received a total of proceeds of $204,590 under this agreement and repaid $130,000 during the same period. The loan bears interest at 10% per annum repayable on demand and matures in 12 months. As of September 30, 2025, the outstanding balance under this agreement was $74,590.

In June 2025, the Company entered into a loan agreement with SKY PLL OU, a shareholder of the Company, whereby the Company may borrow up to a total principal amount of $500,000. During the nine months ended September 30, 2025, the Company received a total of $10,000 under this agreement. The loan bears no interest and matures on December 31, 2025. As of September 30, 2025, the total amount due under this agreement was $10,000.

On June 2, 2025, the Company entered into a promissory note with Michael Turner, a member of the Board of Directors, for a principal amount of $10,000. The note bears interest at 5% per annum, unless repaid in full within 60 days of issuance, in which case no interest is due. The principal and any accrued interest are payable on demand. As of September 30, 2025, the total amount due under this note was $10,000.

Director Independence

As a smaller reporting company, Spectral is not required to comply with the stricter corporate governance requirements applicable to large publicly traded firms. However, the Board of Directors recognizes the importance of independent oversight in reviewing transactions and strategic decisions.

Currently, the Company’s Board consists of five directors, three of whom are considered independent under SEC guidelines. These independent directors have no material relationships with the Company outside of their board service and stock ownership. The Board intends to continue strengthening its governance practices and may expand its independent oversight in the future.

Policy on Related Party Transactions

Spectral has adopted a formal policy requiring that any transaction involving an officer, director, or significant shareholder be reviewed and approved by the disinterested members of the Board. This policy is intended to ensure:

•Fairness in business dealings

•Alignment with shareholder interests

•Compliance with regulatory and corporate governance standards

From time to time, due to the limited cash flow available, Ms. Osterwalder pays certain operating expenditures on behalf of the Company. These advances bear no interest and are due on demand.

Independent Directors

The Board of Directors has determined that a director is an independent director under standards established by the Securities and Exchange Commission. The following Directors are considered independent directors: Olga Nezerenko, Gottfried Werner, and Michael Turner.

Review, Approval or Ratification of Transactions with Related Persons

The board of directors may ratify a “Related Transaction” by a majority vote of the disinterested directors that are voting at any Special or Regularly scheduled board meeting.  A Related Transaction is defined as a material agreement, contract, or other transaction between a current officer, director, or shareholder of the Company and the Company itself. Additionally, under no circumstances may the Related Transaction that is ratified be on less favorable terms to the Company than it would have it been negotiated with an unrelated third party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information with respect to the beneficial ownership of our shares of common stock for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock,
●	each of our directors,
●	each of our named executive officers, and
●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares of Common Stock over which the individual has sole or shared voting power or investment power as well as any shares of common stock that the individual has the right to subscribe for within 60 days of February 2, 2026, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

Applicable percentage ownership prior to the offering is based on 89,254,216 shares of Common Stock outstanding as of February 10, 2026, and                                   shares after the offering (assuming no exercise of the over-allotment option by the underwriters). Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Spectral Capital Corporation, 701 Fifth Avenue, Suite 4200, Seattle, WA 98104.

	Shares Beneficially	Percentage of Shares Beneficially Owned
Name	Owned before Offering	Before Offering		After Offering
Directors and Named Executive Officers
Jenifer Osterwalder(1)	2,694,371		2.93%	[__]	%
Daniel Gilcher(2)	575,000		*	[__]	%
Michael Turner (3)	16,664		*	[__]	%
Jeffrey Chong	0		*	[__]	%
Gottfried Werner (4)	16,664		*	[__]	%
Olga Nezerenko	0		*	[__]	%
5% Stockholders				[__]	%
Decus Pro OU (5)	26,323,186		29.5%	[__]	%
All Directors and Officers as a group (6 persons)	3,302,699		3.7%	[__]	%

*Less than 1% of the outstanding shares of common stock of the Company as of the date hereof.

(1) Consists of 69,371 shares owned directly and immediately exercisable options to purchase 3,000,000 shares of common stock at an exercise price of $0.43 per share that are subject to vesting requirements of which 2,625,000 are exercisable as of March 12, 2026, and which vest 125,000 shares per month thereafter at $0.43 per share.

(2) Consists of 400,000 common shares beneficially owned and held by Adama GmbH and 175,000 shares directly owned.

(3) Consists of 100,000 options to acquire common stock at $3.99 per share that vest monthly at 4166 per month.

(4) Consists of 100,000 options to acquire common stock at $3.99 per share that vest monthly at 4166 per month.

(5) The beneficial owner of DecusPro is Boriss Aleksandrov.  Their address is DecusPro, OU. J. Sutiste tee 19a-200, 13419 Tallinn ESTONIA .

DESCRIPTION OF SECURITIES

The following description of our capital stock and the provisions of our articles of incorporation and our bylaws are summaries and are qualified by reference to the articles of incorporation and the bylaws. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part.

General

As of the date of this filing, our authorized capital stock consists of 305,000,0000 shares, of which 300,000,000 shares are authorized as  common stock, par value $0.0001 per share, 5,000,000 shares are authorized as Preferred Stock, $0.0001 par value per share and within the preferred series, 2,000,000 shares are designated as Series Quantum preferred Stock, $0.0001 par value per share.

Common Stock

As of February 10, 2026, there were 89,254,216 shares of our common stock issued and outstanding.

Voting rights

Subject to the rights granted to holders of any preferred stock issued by us, each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of stockholders. The holders are not permitted to vote their shares cumulatively.

Dividend rights

Subject to the rights granted to holders of any preferred stock issued by us, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board out of funds legally available.

Rights upon liquidation

Subject to the rights granted to holders of any preferred stock issued by us, upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Other rights

Holders of our Common Stock do not have any pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions.

Preferred Stock

Currently there are no shares of preferred stock are outstanding. We have no present plans to issue shares of preferred stock.

Quantum Preferred Stock

On August 30, 2024, the Company filed a Certificate of Designation for the newly designated Series Quantum Preferred Stock. The number of Series Quantum Preferred Stock designated is 2,000,000. The Series Quantum Preferred Stock contain a liquidation preference over common shareholders equal to 40 times the amount per share to be distributed to the common shareholders. The Series Quantum Preferred Stock is convertible at the option of the Company or the holder into 40 shares of the Company’s common stock, contingent upon the Company having enough authorized shares to effectuate the conversion. In addition, the conversion right shall not become exercisable by the holder until 12 months have elapsed from the date of issuance of the Series Quantum Preferred Stock. The holders of the Series Quantum Preferred Stock have the right to vote on an as-converted-to-common basis, such that one share of Series Quantum Preferred Stock has 40 votes.

On August 29, 2024, the Company issued 1,000,000 shares of Series Quantum Preferred Stock to Sean Michael Brehm in connection with the acquisition of NNN. See Note 3. See Note 7 for subsequent event regarding the return of the 1,000,000 Series Quantum Preferred Shares. Due to the cancellation, the initial transaction recorded at par value. There are no shares of Series Quantum Preferred Stock issued and outstanding as a result of the cancellation.

Anti-Takeover Effects of Nevada Law and Our Articles of Incorporation and Bylaws

General. Certain provisions of our Articles of Incorporation and our Bylaws, and certain provisions of the NRS could make our acquisition by a third-party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, may reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws and the applicable provisions of the NRS.

Advance Notice Requirements. Stockholders wishing to nominate or re-nominate persons for election to our board of directors at an annual meeting or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements set forth in our Bylaws. Likewise, if our board of directors has determined that directors shall be elected at a special meeting of stockholders, stockholders wishing to nominate or re-nominate persons for election to our board of directors at such special meeting must comply with certain advance notice and other requirements set forth in our Bylaws.

Special Meetings. Our Bylaws provide that special meetings of stockholders may only be called by the board of directors acting pursuant to a resolution approved by the affirmative vote by a majority of the directors then in office.

Board Vacancies. Any vacancy on our board of directors, howsoever resulting, may be filled by a majority vote of the directors then in office even if less than a quorum is present. Any director elected to fill a vacancy shall hold office for a term expiring at the next annual meeting of stockholders, at which their successors are elected or appointed, or until his or her earlier resignation or removal.

Removal of Directors. Our Bylaws provide that any director, or the entire board of directors, may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least seventy percent (70%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote at an election of directors, voting together as a single class. NRS 78.335 generally requires the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote in order to remove an incumbent director.

Nevada Anti-Takeover Statutes. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our Articles of Incorporation include a provision electing that we be governed by these laws. These laws may have a chilling effect on certain transactions by for example discouraging companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such transactions may be in the interest of our stockholders, unless our Articles of Incorporation or Bylaws are amended to provide that these provisions generally do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares. However, at this time, we do not believe we have 100 stockholders of record resident of Nevada and we do not conduct business in Nevada directly or through an affiliated corporation. Therefore, the provisions of the control share acquisition act are believed not to apply to acquisitions of our shares at this time and will not until such time as these requirements have been met.

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. Our Articles of Incorporation include a provision electing that we not be governed by these laws.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).

Potential Effects of Authorized but Unissued Stock

We have additional shares of Common Stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our Board to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, our Board has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the NRS and subject to any limitations set forth in our articles of incorporation. The purpose of authorizing the Board to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Nevada law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, and may indemnify employees and other agents. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding.

We also maintain customary directors’ and officers’ liability insurance.

Our bylaws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he or she reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The limitation of liability and indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Limits on Special Meetings

Special meetings may be called for any purpose and at any time by the Chairman of the Board, the President (if there be one) or by any member of the Board. Business transacted at each special meeting shall be confined to the purposes stated in the notice of such meeting.

Election and Removal of Directors

Our Board is elected annually by our stockholders. Directors are elected by a plurality of the votes of shares of our capital stock present in person or represented by proxy at a meeting and entitled to vote in the election of directors. Each director shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Newly created directorships resulting from any increase in the number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or any other cause may be filled, so long as there is at least one remaining director, only by the Board, provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Directors elected to fill a newly created directorship or other vacancies shall hold office until such director’s successor has been duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Any director may be removed from office at any time for cause, at a meeting called for that purpose, but only by the affirmative vote of the holders of a majority of the shares entitled to vote at a meeting at which a quorum is present shall decide any question brought before such meeting, unless the question is one on which, by express provision of law, the articles of incorporation, or the bylaws, the vote of a greater number of shares is required,.

Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Amendments to Our Governing Documents

The affirmative vote of the holders of a majority of the shares entitled to vote at a meeting at which a quorum is present shall decide any question brought before such meeting, unless the question is one on which, by express provision of law, the articles of incorporation, or the bylaws, the vote of a greater number of shares is required, in which case such express provision shall govern and control the decision of such question..

Our bylaws may be amended or repealed and new bylaws may be adopted by the stockholders and/or the Board. Any bylaws adopted, amended or repealed by the Board may be amended or repealed by the stockholders.

Listing

We have applied to list our Common Stock on the Nasdaq Capital Market under the symbol “FCCN”. We will not proceed with this offering in the event our Common Stock is not approved for listing on Nasdaq.

Transfer Agent, Warrant Agent and Registrar

The transfer agent and registrar for our Common Stock is Pacific Stock Transfer. The transfer agent and registrar’s address is 6725 Via Austi Pkwy #300, Las Vegas, NV 89119. The transfer agent’s telephone number is (800) 785-7782.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, shares of our Common Stock were quoted on the OTCQB under the symbol “FCCN.” Future sales of substantial amounts of our Common Stock in the public market, including shares issued upon the exercise of outstanding options or warrants or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon completion of this offering we estimate that we will have                         outstanding shares of our Common Stock, or                    shares outstanding assuming the underwriters exercise their over-allotment option in full.

Sale of Restricted Securities

The shares of our Common Stock sold pursuant to this offering will be registered under the Securities Act, and therefore freely transferable, except for our affiliates. Our affiliates will be deemed to own “control” securities that are not registered for resale under the registration statement covering this prospectus. Individuals who may be considered our affiliates after this offering include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates are not permitted to resell their shares of our Common Stock unless such shares are separately registered under an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act is available, such as Rule 144.

Rule 144

●

Pursuant to Rule 144 of the Securities Act, a person who has beneficially owned restricted shares of our Common Stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale, (ii) we are subject to the Exchange Act reporting requirements for at least 90 days before the sale and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

●

Persons who have beneficially owned restricted shares of our Common Stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of: 1% of total shares outstanding and the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a 144 notice with respect to such sale (which average volume criteria only applies if the company’s securities become listed on Nasdaq or an exchange).

These provisions are, in each case, dependent on us being subject to the Exchange Act periodic reporting requirements for at least three months before the sale. However, since our shares are quoted on the OTCQB, which is not an “automated quotation system”, our stockholders will not be able to rely on the market-based volume limitation described in the second bullet above. If, in the future, our securities are listed on an exchange or quoted on Nasdaq, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Rule 144(i)(1) also prohibits reliance on the rule for sales of restricted stock and any stock held by affiliates of the issuing company into the public market if the issuing company is now or at any time previously has been a “shell company”, unless the requirements of Rule 144(i)(2) are satisfied.

Lock-Up Agreements

As of the effective date of the registration statement of which this prospectus is a part, we and our executive officers, directors and certain shareholders beneficially owning more than 5% of our Common Stock prior to the offering have entered into lock-up agreements with respect to the disposition of their shares. See “Underwriting — Lock-Up Agreements” for additional information.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is affected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares of common stock may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our shares of common stock pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up agreements described above.

CERTAIN INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock and Warrants applicable to non-U.S. holders who acquire our securities in this offering. This discussion is based on current provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our securities that is not, for U.S. federal income tax purposes, a partnership or any of the following:

●	a citizen or resident of the United States;

●

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our securities, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our securities should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our securities as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our securities pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States and holders who hold our securities as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, or any U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our securities.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR SECURITIES CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of our Common Stock.”

Subject to the discussion below regarding “—Foreign Account Tax Compliance,” dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of Our Securities

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance,” withholding tax on any gain realized upon the sale or other disposition of our securities unless:

●

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

●	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

●

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied. We believe that we currently are not and we do not anticipate becoming, a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our securities will generally be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our securities by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our securities by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except in the case of proceeds from a disposition of our securities by a non-U.S. holder effected at a non-U.S. office of a broker that is:

●	a U.S. person;

●	a “controlled foreign corporation” for U.S. federal income tax purposes;

●	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

●

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership, or (b) the foreign partnership is engaged in a U.S. trade or business.

Information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the owner is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (collectively, “FATCA”), a U.S. federal withholding tax of 30% generally is imposed on any dividends paid on our common stock and a U.S. federal withholding tax of 30% generally will be imposed on gross proceeds from the disposition of our securities (beginning January 1, 2019) paid to (i) a “foreign financial institution” (as specifically defined under FATCA) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and (ii) certain other foreign entities unless such entity provides the withholding agent with a certification identifying its direct and indirect “substantial U.S. owners” (as defined under FATCA) or, alternatively, provides a certification that no such owners exist and, in either case, complies with certain other requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules and properly certifies its exempt status to a withholding agent or is deemed to be in compliance with FATCA. Application of FATCA tax does not depend on whether the payment otherwise would be exempt from U.S. federal withholding tax under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our securities.

UNDERWRITING

We expect to enter into an underwriting agreement with Revere Securities LLC to act as the representative (the “Representative”) of the underwriters named below, with respect to the shares of Common Stock in this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share of Common Stock, less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table:

Underwriter	Number of Shares
Revere Securities LLC

Total

The underwriters are committed to purchase all the shares of Common Stock offered by us other than those covered by the over-allotment option described below (if any are purchased). The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased, or the offering may be terminated. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. The underwriters are offering the shares of Common Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Representative an option, exercisable one or more times in whole or in part, not later than 45 days after the closing date of this offering, to purchase from us up to an additional    shares of our Common Stock (which equals 15% of the shares of Common Stock initially sold in this offering), at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions to cover over-allotments, if any. To the extent that the Representative exercises this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of Common Stock as the number of shares of Common Stock to be purchased by it in the above table bears to the total number of shares of Common Stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of Common Stock to the underwriters to the extent the option is exercised. If any additional shares of Common Stock are purchased, the underwriters will offer the additional shares of Common Stock on the same terms as those on which the other shares of Common Stock are being offered hereunder. If this option is exercised in full, the total offering price to the public will be $  and the total net proceeds, before expenses and after the credit to the underwriting commissions described below, to us will be $  (based on an assumed public offering price of $   per share, the last reported sales price for our Common Stock on the OTCQB on  , 2026).

Discounts and Commissions; Expenses

The following table shows the public offering price, underwriting discount, commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the Representative of the over-allotment option.

	Per Share	Total Without Over-allotment Option	Total With Full Over-allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7.0%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters propose to offer the shares of Common Stock offered by us to the public at the public offering price per share of Common Stock set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares of Common Stock to other securities dealers at such price less a concession of $           per share of Common Stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After the offering, the public offering price, concession, and re-allowance to dealers may be changed.

We have also agreed to reimburse the Representative for reasonable and accountable out-of-pocket expenses (including legal fees, settlement and clearing costs, market data, roadshow expenses and background checks) not to exceed $175,000 in the aggregate. In addition, we have agreed to pay the Representative a non-accountable expense allowance in the amount of 1.0% of the gross proceeds of the offering, which shall be deducted from the proceeds thereof.

We estimate that total expenses payable by us in connection with this offering, other than the underwriting discount, will be approximately $    .

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of Common Stock offered hereby to any accounts over which they have discretionary authority.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

We and our officers and directors, and the holders of 5.0% or more of the outstanding shares of our Common Stock as of the effective date of the registration statement of which this prospectus is a part, have agreed, subject to limited exceptions, for a period of one hundred eighty (180) days after the closing of this offering, not to (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option to sell, make any short sale, lend or otherwise dispose of, directly or indirectly any shares of our Common Stock or any securities convertible into or exchangeable for our Common Stock either owned as of the date of the underwriting agreement or thereafter acquired or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, in each case, without the prior written consent of the Representative. In addition, during the same period and subject to limited exceptions, we have agreed not to (a) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock or (b) complete any offering of debt securities. The Representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Representative Warrants

We have agreed to issue to the Representative (or its permitted designees) warrants to purchase up to a total of                             shares of Common Stock (5.0% of the shares of Common Stock issued in this offering, including shares of Common Stock sold upon exercise of the over-allotment option, if any). The warrants will be non-exercisable for nine (9) months after the commencement of sales of the Common Stock in this offering and will expire three (3) years after the commencement of sales, which is also the effective date of the registration statement of which this prospectus is a part, which period is in compliance with applicable FINRA rules. The warrants are exercisable at a per share price equal to 125% of the public offering price per share of Common Stock issued in this offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(l)(A) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period commencing nine months from the commencement of sales of the Common Stock in this offering. The Representative’s warrants will have one demand and unlimited piggyback registration rights at our expense for a period of three years from the commencement of sales of the offering in compliance with applicable FINRA rules (provided such registration rights will not apply to any universal shelf registration statement). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger, or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of Common Stock at a price below the warrant exercise price.

Right of First Refusal

We have granted the Representative of the underwriters, a right of first refusal, for a period of 12 months from the closing of this offering, to (i) act as lead or joint underwriter, for each and every future public underwritten offering, including all equity linked financings, carried out in the U.S with U.S. based investors (but, for the avoidance of doubt, excluding any PIPEs, private placements or similar financings consummated, placed or arranged by us with pre-existing contacts or by non-US persons), and (ii) to act as advisor for each M&A or other similar transaction initiated by Benchmark (it is being contemplated that we and the Representative would consider in good faith to collaborate with respect to other M&A opportunities as well, if any), in each case for us, or any successor to or any subsidiary of ours, on customary market terms for a period of 12 months following the successful consummation of the offering.

Nasdaq Capital Market Listing

We have applied to have our Common Stock listed on the Nasdaq Capital Market under the symbol “FCCN”. No assurance can be given that our listing application will be approved by the Nasdaq Capital Market. If the application is not approved, we will not proceed with this offering.

Transfer Agent and Registrar

The transfer agent and registrar of our Common Stock is Pacific Stock Transfer. The transfer agent and registrar’s address is 6725 Via Austi Pkwy #300, Las Vegas, NV 89119. The transfer agent’s telephone number is (800) 785-7782.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing securities in the open market.

•        Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our shares of Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of Common Stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our Common Stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the shares of Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates may, in the future, provide investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they may receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration

Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•        to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be affected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•        to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•        in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•        made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•        in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters relating to the offering as to U.S. federal law and the law of the State of New York in connection with this offering will be passed upon for us by Sichenzia Ross Ference Carmel LLP, New York, New York. The underwriters are being represented by Sheppard Mullin Richter & Hampton LLP, New York, New York.

EXPERTS

The financial statements of the Company as of and for the fiscal years ended December 31, 2024, and 2023, included in this prospectus have been audited by RBSM LLP, independent registered public accounting firm as set forth in their report thereon appearing elsewhere herein, and included in reliance on such report upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the shares of common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, and other information are available for inspection and copying at the website of the SEC referred to above. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Spectral Capital Corporation

(a Nevada corporation)

Financial Statements (unaudited condensed consolidated)

Our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2025, and 2024 are part of this quarterly report. They are stated in United States Dollars (US$) and are prepared in accordance with United States generally accepted accounting principles.

Spectral Capital Corporation

(a Nevada Corporation)

Financial Statements

DECEMBER 31, 2024 AND 2023

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets as of December 31, 2024 and 2023	F – 4

Consolidated Statements of Operations for the years ended December 31, 2024 and 2023	F – 5

Consolidated Statement of Stockholders’ Deficit for the years ended December 31, 2024 and 2023	F – 6

Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023	F – 7

Notes to Consolidated Financial Statements	F - 8

SPECTRAL CAPITAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

	September 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$426,295	$107,475
Restricted cash	21,106	-
Accounts receivable, net	1,456,551	-
Contract assets	1,667,579	-
Prepaid expenses and other current assets	287,237	6,500
Total current assets	3,858,768	113,975
Property, plant and equipment, net	143,309	-
Intangible assets, net	14,471,425	-
Capital work-in-progress	309,713	-
Goodwill	4,432,318	-
Other receivable, related party	425,159	-
Right of use asset	183,097	-
Total assets	$23,823,789	$113,975

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,655,257	$482,461
Accrued expenses and other current liabilities	836,087	-
Related party advances and accruals	94,588	550,700
Short Term Loan	10,000	-
Contingent consideration	2,300,000	-
Contract liabilities	335,196	-
Operating lease liability, current portion	64,309	-
Total current liabilities	6,295,437	1,033,161
Loan payable	-	-
Operating lease liability, net of current portion	118,788	-
Deferred tax liability	83,688	-
Total liabilities	6,497,913	1,033,161

Commitments and contingencies (Note 12)

Stockholders' equity (deficit):
Preferred stock, par value $0.0001, 5,000,000 shares authorized no shares issued and outstanding
Series Quantum Preferred stock, par value $0.0001, 2,000,000 shares authorized, 0 and 1,000,000 shares issued and outstanding as of September 30, 2025 and December 31, 2024	-	100
Common stock, par value $0.0001, 1,000,000,000 shares authorized 76,094,216 and 67,699,302 shares issued and outstanding as of September 30, 2025 and December 31, 2024	7,609	6,770
Additional paid-in capital	53,965,976	33,629,226
Accumulated deficit	(36,444,640)	(34,333,396)
Accumulated other comprehensive income/(loss)	18,817	-
Total Spectral stockholders' equity (deficit)	17,547,762	(697,300)
Non-controlling interest	(221,886)	(221,886)
Total stockholders' deficit	17,325,876	(919,186)
Total liabilities and stockholders' equity (deficit)	$23,823,789	$113,975

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPECTRAL CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Revenue	$3,139,246	$-	$3,139,246	$-
Cost of revenue	2,428,879	-	2,428,879	-
Gross profit	710,367	-	710,367	-

Operating expenses:
Selling, general and administrative	1,240,552	610,588	2,315,193	1,087,877
Wages and benefits	441,984	36,000	513,984	108,000
Research and development	-	548,398	-	548,398
Total operating expenses	1,682,536	1,194,986	2,829,177	1,744,275
Loss from operations	(972,169)	(1,194,986)	(2,118,810)	(1,744,275)

Other income (expense):
Interest expense, net	(2,802)	-	(2,802)	-
Extinguishment of debt	-	-	-	(265,596)
Other income	13,858	-	13,858	-
Total other (expense)	11,056	-	11,056	(265,596)
Loss before income taxes	(961,113)	(1,194,986)	(2,107,754)	-
Income taxes	(3,490)	-	(3,490)	-
Net loss	$(964,603)	$(1,194,986)	$(2,111,244)	$(2,009,871)

Other comprehensive income (loss):
Foreign currency translation income (loss)	18,817	-	18,817	-
Total comprehensive loss	$(945,786)	$(1,194,986)	$(2,092,427)	$(2,009,871)

Basic and diluted net loss per share	$(0.01)	$(0.02)	$(0.03)	$(0.04)
Weighted average shares outstanding - basic and diluted	73,029,654	65,351,476	69,495,611	54,059,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPECTRAL CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(UNAUDITED)

	Series Quantum				Additional		Accumulated Other		Total
	Preferred Stock		Common Stock		Paid-In	Non-Controlling	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Interest	Income	Deficit	Equity (Deficit)
Balances at December 31, 2023	-	$-	42,017,948	$4,202	$29,181,804	$(221,886)	$-	$(29,296,599)	$(332,479)
Net loss								(64,864)	(64,864)
Balances at March 31, 2024	-	-	42,017,948	4,202	29,181,804	(221,886)	-	(29,361,463)	(397,343)
Proceeds from sale of common stock	-	-	15,250,000	1,526	198,514	-	-	-	200,040
Issuance of common stock for liabilities	-	-	3,631,354	363	353,328	-	-	-	353,691
Stock-based compensation	-	-	2,000,000	200	333,313	-	-	-	333,513
Net loss	-	-	-	-	-	-	-	(750,021)	(750,021)
Balances at June 30, 2024	-	-	62,899,302	6,291	30,066,959	(221,886)	-	(30,111,484)	(260,120)
Common and preferred stock issued for cash and acquisition	1,000,000	100	4,800,000	480	965,375	-	-	-	965,955
Stock-based compensation	-	-	-	-	415,819	-	-	-	415,819
Net loss	-	-	-	-	-	-	-	(1,194,986)	(1,194,986)
Balances at September 30, 2024	1,000,000	$100	67,699,302	$6,771	$31,448,153	$(221,886)	$-	$(31,306,470)	$(73,332)

Balances at December 31, 2024	1,000,000	$100	67,699,302	$6,770	$33,629,226	$(221,886)	$-	$(34,333,396)	$(919,186)
Stock-based compensation	-	-	-	-	415,819	-	-	-	415,819
Net loss	-	-	-	-	-	-	-	(660,028)	(660,028)
Balances at March 31, 2025	1,000,000	100	67,699,302	6,770	34,045,045	(221,886)	-	(34,993,424)	(1,163,395)
Common stock issued pursuant to private placement	-	-	74,700	7	84,963	-	-	-	84,970
Stock-based compensation	-	-	-	-	220,500	-	-	-	220,500
Settlement of related party liabilities	(1,000,000)	(100)	-	-	675,800	-	-	-	675,700
Net loss	-	-	-	-	-	-	-	(486,613)	(486,613)
Balances at June 30, 2025	-	-	67,774,002	6,777	35,026,308	(221,886)	-	(35,480,037)	(668,838)
Common stock issued pursuant to business combination	-	-	8,000,000	800	18,399,200	-	-	-	18,400,000
Common stock issued pursuant to private placement	-	-	320,000	32	319,968	-	-	-	320,000
Stock-based compensation	-	-	214	-	220,500	-	-	-	220,500
Net loss	-	-	-	-	-	-	18,817	(964,603)	(945,786)
Balances at September 30, 2025	-	$-	76,094,216	$7,609	$53,965,976	$(221,886)	$18,817	$(36,444,640)	$17,325,876

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPECTRAL CAPITAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(UNAUDITED)

	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(2,111,244)	$(2,009,871)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	856,819	749,332
Amortization of ROU assets	11,071	-
Depreciation	8,225	-
Amortization of intangibles	635,675	-
Deferred tax adjustment	1,587	-
Excess value of common stock issued to settle liabilities	-	265,591
Changes in operating assets and liabilities:
Accounts receivable	(183,227)	-
Contract assets	(834,824)	-
Prepaid expenses and other current assets	131,582	-
Other receivable, related party	(8,064)	-
Due to related parties - accrued salary	144,000	72,000
Accounts payable	883,874	36,688
Lease liability	(11,071)	-
Accrued expenses and other current liabilities	(112,523)	-
Contract liabilities	84,687	-
Net cash used in operating activities	(503,433)	(886,260)
Cash flows from investing activities:
Cash and restricted cash acquired from business combination	297,421	5,955
Purchase of property, plant and equipment	(39,500)	-
Software development capitalization	(67,022)	-
Deposit paid for acquisition	-	(134,862)
Net cash provided by (used in) investing activities	190,899	(128,907)
Cash flows from financing activities:
Short-term advances, related party	219,588	45,500
Repayment of loan	(915)	-
Short-term loan	10,000	-
Proceeds from sale of common stock	404,970	1,160,040
Net cash provided by financing activities	633,643	1,205,540
Effect of exchange rate changes on cash and cash equivalents	18,817	1
Net change in cash and cash equivalents	339,926	190,374
Cash and cash equivalents and restricted cash at beginning of period	107,475	240
Cash and cash equivalents and restricted cash at end of period	$447,401	$190,614

Reconciliation of cash and restricted cash:
Cash at beginning of period	$107,475	$240
Restricted cash at beginning of period	-	-
Cash and restricted cash at beginning of period	$107,475	$-

Cash at end of period	$426,295	$190,614
Restricted cash at end of period	21,106	-
Cash and restricted cash at end of period	$447,401	$190,614

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common stock pursuant to business combination	$18,400,000	$-
Contingent consideration liability recognized with business combination	$2,300,000	$-
Settlement of related party liabilities	$675,700	$-
Issuance of common stock in settlement of liabilities	$-	$88,100

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

Spectral Capital Corporation (the “Company” or “Spectral”) was incorporated on September 13, 2000 under the laws of the State of Nevada. Spectral is focused on the identification, acquisition, development, and financing of technology that has the potential to transform existing industries.  Spectral has acquired significant stakes in two recently reactivated technology companies (Noot and Monitr) as well as interests within telecommunications, data and switching services, specifically providing international long distance reselling services on a business-to-business (B2B) basis and a newly emergent business in the field of deploying Quantum Computing as a Service (“QAAS”) technologies as well as supporting start-ups in that field with shared technological, marketing and other resources.

Spectral’s business model is built on four synergistic pillars: (1) the development of a robust intellectual property portfolio—including patents and trade secrets—at the intersection of artificial intelligence and hybrid classical computing; (2) monetization of that IP through licensing agreements that include both cash payments and equity in licensee companies; (3) creation of high-impact software tools derived from Spectral’s core IP that are modular, cost-efficient, and capable of producing significant risk-adjusted returns; and (4) acquisition and transformation of smaller technology companies through the strategic application of Spectral’s proprietary technology.

In 2024, Spectral filed 104 patent applications across artificial intelligence, quantum computing, and autonomous systems, while concurrently developing an internal pipeline of over 400 additional patentable innovations. The Company also engaged a network of senior scientific and commercial advisors to enhance IP defensibility and commercialization readiness. These efforts support an expanding pipeline of licensing negotiations and product development initiatives.

The Company’s legacy as a technology incubator included several historical acquisitions, such as Noot Holdings and Monitr Holdings. In 2024, Spectral entered a new strategic phase through a series of acquisitions and platform developments in quantum and decentralized computing. However, in 2025, the Company formally rescinded certain transactions involving former Chairman Sean Michael Brehm and related entities. These rescissions preserved Spectral’s independently developed intellectual property, clarified ownership of over 100 provisional patents, and returned in excess of $100 million in share-based consideration to shareholders—thereby restoring strategic focus and corporate governance alignment.

Acquisition of 42 Telecom Ltd.

On July 15, 2025, Spectral entered into a definitive share-exchange agreement to acquire 100% of the issued and outstanding shares of 42 Telecom Ltd. (“42 Telecom”), a Maltese-organized telecommunications infrastructure provider, in exchange for a) the issuance of 8,000,000 shares of Spectral common stock and b) the placement of an additional 8,000,000 shares into escrow subject to earn-out and performance milestones (“Escrow Shares”). The transaction was completed on August 1, 2025, upon execution of a Closing Certificate confirming that all conditions to closing were satisfied; 42 Telecom Ltd. is now a wholly owned subsidiary of Spectral.

The acquisition also included the following wholly owned subsidiaries of 42 Telecom Ltd.:

•42 Telecom AB Ltd. (Sweden)

•42 Telecom UK Ltd. (United Kingdom)

•Arcus Technologies Ltd. (Malta)

42 Telecom provides international telecommunications and messaging solutions. Its activities include SMS aggregation, enterprise messaging, OTT messaging (including Viber traffic), access to proprietary SS7 and messaging platforms, and subscription-based communication solutions. Through Arcus Technologies Ltd, 42 Telecom also offers platform-as-a-service solutions tailored for the tourism sector. 42 Telecom serves a global customer base consisting primarily of mobile network operators and enterprises.

Following the acquisition, Company’s current operations are focused on licensing its IP, developing quantum- and AI-enhanced software products, executing acquisitions where its technologies can drive transformative growth, and integrating the infrastructure and operations of 42 Telecom to realize near-term revenue generation while preserving long-term innovation scalability. Management is actively pursuing strategic partnerships and financing opportunities to support operational expansion and long-term commercialization efforts.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and has sustained substantial losses since inception. While management has recently implemented strategic initiatives—including the acquisition of 42 Telecom Ltd.—the Company’s operations have not yet generated consistent positive cash flows from operations.

As of September 30, 2025, the Company had total assets of approximately $23.8 million, including cash and cash equivalents of $426,295. Current assets totaled $3.8 million compared with current liabilities of $6.2 million, resulting in negative working capital of approximately $2.4 million. Lease liabilities due within twelve months total approximately $64,000, and the Company’s loan obligations are immaterial. The Company does not have any significant long-term debt maturities within the evaluation period and is not in breach of any financial covenants.

For the nine months ended September 30, 2025, the Company generated total revenues of approximately $3.1 million, compared to $0 for the same period in 2024. The increase in revenue is attributable to the post-acquisition consolidation of 42 Telecom Ltd., which contributed telecommunications service income during the quarter. Despite the revenue improvement, the Company reported a net loss of $2.1 million for the nine-month period and had an accumulated deficit of $36.4 million as of September 30, 2025.

Although management expects continued revenue generation from 42 Telecom Ltd. and other developing business segments, current cash on hand will not be sufficient to fund operations for a period in excess of twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

To date, the Company has funded operations primarily through the sale of equity securities and advances from related parties. The Company’s ability to continue as a going concern is dependent upon generating sufficient cash flows from operations, securing additional capital through the issuance of equity or debt, and ultimately achieving profitable operations. There can be no assurance that such financing or operational success will be achieved on terms favorable to the Company, or at all.

As of the issuance date of these unaudited condensed consolidated financial statements, the Company does not have any firm commitments for additional capital. Management continues to explore financing options, including private placements and strategic investment arrangements, while moderating discretionary and development expenditures to preserve liquidity. Accordingly, the accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

The Company faces certain risks and uncertainties that could have a material impact on its operations, financial position, results of operations, and cash flows. These include, but are not limited to, the following:

Limited operating history and profitability: The Company has a limited operating history in its current line of business and has not yet achieved sustained profitability. Although the acquisition of 42 Telecom Ltd. has introduced initial revenue streams, the Company remains in the early stages of operational development and continues to depend on external financing to fund operations.

Market and economic conditions: The Company’s business and financial performance are affected by general economic and business conditions in the United States and globally, including changes in inflation, interest rates, capital-market liquidity, and access to financing. Adverse macroeconomic trends or recessions could reduce demand for technology and telecommunications services and have a material adverse effect on the Company’s results.

Foreign exchange and geopolitical risks: The Company conducts a portion of its activities internationally through 42 Telecom Ltd. and is exposed to foreign exchange fluctuations, geopolitical instability, trade restrictions, and regional conflicts that could disrupt operations, increase costs, or impact profitability.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

Technological change and competitive pressures: The Company operates in industries characterized by rapid technological innovation and evolving customer demands. Failure to anticipate or adapt to such changes could render the Company’s technologies or products less competitive or obsolete. The Company also competes with organizations possessing greater financial, technical, and marketing resources

Operational and environmental risks: The Company’s operations may be affected by supply-chain disruptions, cybersecurity threats, data-privacy requirements, and environmental factors, including potential effects of climate change and related regulatory developments that could increase operating costs or limit access to certain markets.

Management continuously monitors these risk factors and may implement mitigation strategies, including hedging of foreign-currency exposures, diversification of customer and supplier bases, cost management, and pursuit of additional capital resources. However, the effects of these risks and uncertainties cannot be predicted with certainty, and actual results may differ materially from management’s expectations.

Unaudited Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these consolidated financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2024. The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, Spectral Holdings, Inc., its wholly-owned subsidiary from the date of acquisition (August 29, 2024), and its 60% owned subsidiaries, Noot Holdings, Inc. from its date of incorporation of February 28, 2013,  Monitr Holdings, Inc. from its date of incorporation of December 1, 2013, and 42 Telecom Ltd., its wholly-owned subsidiary since August 1, 2025. 42 Telecom Ltd. Includes operating subsidiaries as noted in Note 1. All material intercompany accounts and transactions have been eliminated in consolidation. See Note 1 and Note 9 for discussion of the acquisition and then rescindment of the NNN acquisition.

Basis of Presentation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	Unobservable inputs which are supported by little or no market activity.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investments in technologies, related party advances, accounts payable and accrued liabilities. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements. The Company’s operating lease liability and right-of-use asset are recorded based on the present value of future lease payments in accordance with ASC 842.

The Company measures certain assets at fair value on a nonrecurring basis. These assets include cost method investments when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in an acquisition or in a non-monetary exchange, and property and equipment and intangible assets that are written down to fair value when they are held for sale or determined to be impaired.

The Company’s contingent consideration recorded in connection with the 42 Telecom acquisition (see Note 3) is a Level 3 liability.  The liability is valued using a probability weighted analysis of the respective earn out provisions

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Actual results could differ materially from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

•discount rate considered for right of use (“ROU”) and lease liability

•allowances for income taxes and related valuation allowances and tax uncertainties,

•recoverability of long-lived assets and their related estimated lives (including internally developed software),

•accrual of estimated liabilities,

•evaluation of goodwill for impairment,

•provision for doubtful debts,

•evaluation of equity method investment and

•business combinations and purchase price allocations

Segments

The Company’s operating segments are determined based on the financial information reviewed by its Chief Executive Officer, who serves as the Chief Operating Decision Maker (“CODM”). Prior to the acquisition of 42 Telecom Ltd. and its subsidiaries on August 1, 2025, the Company operated as a single business focused on the development, protection, and monetization of proprietary intellectual property (“IP”) and the management of strategic technology investments.

Following the 42 Telecom acquisition, the Company now manages two distinct lines of business:

1.Technology and IP Development – activities include the creation, licensing, and commercialization of proprietary artificial intelligence and quantum computing technologies, as well as strategic holdings in technology companies such as NOOT and Monitr, which leverage Spectral’s intellectual property and support its broader platform strategy; and

2.Telecommunications and Platform Services – activities include international messaging aggregation, enterprise A2P and OTT messaging, SS7 platform access, and platform-as-a-service (“PaaS”) offerings through 42 Telecom Ltd. and its subsidiaries (42 Telecom AB Ltd., 42 Telecom UK Ltd., and Arcus Technologies Ltd.).

At present, the CODM reviews the Company’s financial performance and allocates resources on a consolidated basis, as discrete financial information for these business components is still being integrated. Accordingly, the Company has determined that it currently operates as a single reportable segment.

Management expects to reassess this determination in future reporting periods as the Company continues to refine internal reporting and resource allocation processes. If the CODM begins to evaluate performance separately for the Technology and IP Development and Telecommunications and Platform Services businesses, the Company will disclose multiple reportable segments at that time.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.  The Company has restricted cash as a result of its corporate card program through its bank, which requires a collateral balance. As of September 30, 2025 and December 31, 2024, the Company had restricted cash balances of $21,106 and $0 respectively, included as a component of total cash and restricted cash as presented on the accompanying unaudited condensed consolidated statements of cash flows.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents and accounts receivable. All of the Company’s bank accounts are held at foreign institutions and are not insured by the Federal Deposit Insurance Corporation.

Concentrations

During the nine months ended September 30, 2025, one customer accounted for 14% of the Company’s revenues, and another customer accounted for 13% of the Company’s revenues.  As of September 30, 2025, one customer accounted for 31% of total accounts receivable. The Company may be negatively affected by the loss of one of these customers. For the comparative period ended September 30, 2024, the Company had no revenues and no accounts receivable.

There were no vendor concentrations during the nine months ended September 30, 2025, or the comparative period ended September 30, 2024.

Accounts Receivable, net

The Company’s accounts receivable consist primarily of amounts due from customers related to 42 Telecom’s telecommunications and messaging services. Receivables are recorded at the invoiced amount and are typically due under standard credit terms. Collateral is currently not required. The Company maintains an allowance for doubtful accounts to estimate potential losses from the inability of customers to make payments. Management periodically reviews the adequacy of this allowance based on factors such as the customers’ payment history, creditworthiness, the aging of receivable balances, current economic conditions, and historical collection trends. Accounts determined to be uncollectible are written off against the allowance when collection efforts are exhausted. As of September 30, 2025 and December 31, 2024, the allowance for doubtful accounts was $98,063 and $0, respectively.

Factoring Arrangements

During the period, the Company, through 42 Telecom Ltd. and 42 Telecom AB, maintained a non-recourse factoring and invoice discounting facility with Fasanara Capital (the “Fasanara Facility”). Under the Master Agreements, certain invoices issued to pre-approved customers may be sold to Fasanara. Upon submission of an eligible invoice, Fasanara advances approximately 90% of the invoice value to the Company, with the remaining balance—net of interest and fees—remitted upon customer payment.

Payments from factored customers are remitted directly to a designated Goldman Sachs account controlled by Fasanara. Because the arrangement is non-recourse, the Company has no continuing involvement with the transferred receivables after sale, and such receivables are derecognized from the consolidated balance sheet in accordance with ASC 860, Transfers and Servicing.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets primarily consists of prepaid expenses for cost of revenue vendors, prepaid taxes and deposits related to the Company’s telecommunications and technology operations. As of September 30, 2025 and December 31, 2024, prepaid expenses and other current assets totaled $287,237 and $6,500, respectively.

Property, Plant and Equipment, Net

Property, plant and equipment, net (“PP&E”) is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Depreciation and amortization are computed using the straight-line method over the assets’ estimated useful lives. The estimated useful lives of PP&E are as follows:

Office Equipment and tools  – 3-5 years

Computers  – 3-5 years

Furniture and Fittings – 8-10 years

Leasehold improvements – Shorter of the estimate useful life or remaining lease term

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

Capitalized costs associated with capital work-in-progress are not depreciated until the related assets are placed into service, at which time the capitalized balance will be transferred to the appropriate account of PP&E. Capital work-in-progress is stated at the lower of cost or fair value, which includes the cost of construction and other direct costs attributable to the construction. The costs are capitalized as incurred or as payments are made pursuant to relevant construction contracts.

Major renewals and improvements are capitalized. Replacements, maintenance, and repairs, which do not significantly improve or extend the useful life of the assets, are expensed when incurred.

Upon the sale or retirement of assets, costs and the related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

The Company has not identified any such impairment losses for the three and nine months ended September 30, 2025 and 2024.

Intangible Assets, net

The Company’s intangible assets primarily consist of developed technology, customer relationships, and capitalized software development costs associated with its wholly owned subsidiary, 42 Telecom Ltd., acquired in August 2025. Capitalized software development assets are stated at cost, while developed technology and customer relationships, which represent acquired intangible assets, are recorded at their estimated fair value on the acquisition date, net of accumulated amortization and any impairment losses.

Developed Technology and Customer Relationships

In connection with the acquisition of 42 Telecom Ltd., the Company preliminarily recognized identifiable intangible assets consisting of developed technology and customer relationships in accordance with ASC 805, Business Combinations.

•Developed technology represents proprietary telecommunications and messaging platforms that form the core of 42 Telecom’s service offerings.

•Customer relationships represent established contractual and recurring customer connections that are expected to provide future economic benefits.

These assets are amortized on a straight-line basis over their estimated useful lives, which management has determined to be four years.

Capitalized Software Development

42 Telecom capitalizes certain costs incurred in connection with the development of internal-use software in accordance with ASC 350-40, Internal-Use Software. Capitalized costs include direct payroll and related employee benefits for personnel engaged in software development, third-party contractor fees, and other expenditures directly attributable to the development of the software. Costs incurred during the preliminary project stage, as well as those related to training, maintenance, data conversion, and general overhead, are expensed as incurred.

When software is ready for its intended use, capitalized costs are transferred from capital work-in-progress to capitalized software and are amortized on a straight-line basis over four years, which management believes reflects the expected period of economic benefit. Amortization related to software used directly in service delivery is included in cost of revenue.

Capital work-in-progress represents costs for software projects that have not yet been placed into service. Upon completion, such amounts are reclassified to capitalized software and amortization begins.

Management evaluates intangible assets for indicators of impairment in accordance with ASC 360 and determined that no indicators of impairment were present during the three and nine months ended September 30, 2025.

Acquired Intangible Assets

The allocation of the purchase price related to the 42 Telecom acquisition, including the valuation of identifiable intangible assets, is preliminary and subject to adjustment as the Company finalizes its assessment. The Company intends to engage an independent valuation specialist to assist in determining the final fair values of identifiable intangible assets and other acquired assets and liabilities. The final purchase price allocation is expected to be

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

completed within the measurement period of 12 months from the acquisition date, as permitted by ASC 805, Business Combinations (“ASC 805”).

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets, or asset groups for indicators of possible impairment by determining whether there were any triggering events that could impact on the Company’s assets. If events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable the Company performs a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group. Should an impairment exist, the impairment loss is measured based on the excess carrying value of the asset over the asset’s fair value generally determined by estimates of future discounted cash flows.

Business Combinations

ASC 805 applies the acquisition method of accounting for business combinations to all acquisitions where the acquirer gains a controlling interest, regardless of whether consideration was exchanged. ASC 805 establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Accounting for acquisitions requires the Company to recognize, separately from goodwill, the assets acquired, and the liabilities assumed at their acquisition-date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition-date fair values of the assets acquired and the liabilities assumed.

While the Company provided its best estimates and assumptions when valuing assets acquired and liabilities assumed at the acquisition date, such estimates are preliminary and subject to adjustment. The Company intends to engage an independent valuation specialist to assist in determining the final fair values of identifiable intangible assets and other acquired assets and liabilities. The final purchase price allocation is expected to be completed within the measurement period of 12 months from the acquisition date, as permitted under ASC 805.

Goodwill

Goodwill is an asset representing the excess cost over the fair market value of net assets acquired in business combinations. In accordance with Intangibles - Goodwill and Other (Topic 350), goodwill is not amortized but is tested annually for impairment or on an interim basis when indicators of potential impairment exist. Goodwill is tested for impairment at the reporting unit level. The Company’s reporting units discrete financial information is available and management regularly reviews the operating results.

The Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the applicable reporting units include, but are not limited to, changes in macroeconomic conditions, industry and market considerations, cost factors, discount rates, competitive environments and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required.

The Company also has the option to proceed directly to the quantitative test. Under the quantitative impairment test, the estimated fair value of each reporting unit is compared to its carrying value, including goodwill. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized, up to a maximum amount of goodwill allocated to that reporting unit. Management can resume the qualitative assessment in any subsequent period for any reporting unit.

For the three and nine months ended September 30, 2025, management concluded that no events or circumstances indicated that it was more likely than not that the fair value of our reporting units was less than its respective carrying values. As such, a quantitative goodwill test was not required, and no goodwill impairment was recognized during the period.

The goodwill recognized in connection with the 42 Telecom acquisition is preliminary and represents the residual amount of the purchase price after allocation to net tangible assets and intangibles. The final determination of goodwill

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

is subject to change upon completion of the purchase price allocation within the measurement period of 12 months from acquisition date.

Contingent Consideration

The Company records a contingent consideration liability relating to potential additional shares to be issued pursuant to its acquisition. The estimated fair value of the contingent consideration is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

The Company estimates and records the acquisition date fair value of contingent consideration as part of purchase price consideration for acquisitions. Additionally, each reporting period, the Company estimates changes in the fair value of contingent consideration and recognizes any change in fair in the consolidated statement of operations. The estimate of the fair value of contingent consideration requires very subjective assumptions to be made of future operating results, discount rates and probabilities assigned to various potential operating result scenarios. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect the Company’s future financial results. The contingent consideration liability is to be settled with the issuance of shares of common stock once contingent provisions set forth in respective acquisition agreements have been achieved. Upon achievement of contingent provisions, respective liabilities are relieved and offset by increases to common stock and additional paid-in capital in the stockholders’ equity section of the Company’s consolidated balance sheets.

42 Telecom Earnout

The 42 Telecom agreement contains an earn out provision providing for the issuance of 1 million Escrow Shares if 42 Telecom has achieved consolidated net profit above US$1,000,000 for FY2025. An additional 1 million shares (up until the total 8 million Escrow Shares) shall be released for each US$1,000,000 in profit above the threshold, with pro rata releases for fractional increments (“Bonus Shares”).

The Company determined the preliminary fair value of the contingent consideration was $2,300,000, which is a Level 3 financial instrument.  There was no change to the fair value for the contingent consideration for the period ended September 30, 2025.

The fair value of the contingent consideration is preliminary and may be subject to change based on facts and circumstances that arise prior to final measurement at year-end. The Company intends to reassess and, if necessary, adjust the valuation of the contingent consideration as additional financial performance data for 42 Telecom becomes available.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, using the five-step model: (i) identify the contract with a customer, (ii) identify performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to performance obligations, and (v) recognize revenue when or as performance obligations are satisfied.

The Company generates revenue from following streams:

•Messaging Services – includes SMS aggregation, enterprise messaging, and instant messaging (Viber). Revenue from these services is recognized at a point in time when each message or lookup is successfully processed and transmitted.

•Platform Services – includes SS7 platform access, managed services provided to related parties, and the Arcus tourism platform-as-a-service. Revenue from these services is recognized over time, as customers receive and consume the benefits of continuous access or managed service delivery.

The Company generally acts as principal in its arrangements, as it controls the services before transfer, bears responsibility for performance, and has discretion in pricing. Customer contracts are typically short-term in nature, invoiced monthly based on actual usage or subscription terms, with no significant financing components.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

The following table presents the disaggregated revenue for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Messaging Services, at a point in time	$3,121,927	$-	$3,121,927	$-
Platform Leasing, over time	17,319	-	17,319	-
Total	$3,139,246	$-	$3,139,246	$-

Contract Assets

Contract assets represent amounts recognized as revenue for performance obligations satisfied under customer contracts where the Company’s right to payment is not yet unconditional. These balances are similar to accrued income, arising when services have been provided or milestones achieved, but invoices have not yet been issued. Contract assets are transferred to trade receivables once the right to payment becomes unconditional. Contract assets totaled $1,667,579 and $0 as of September 30, 2025 and December 31, 2024, respectively.

Contract Liabilities

Contract liabilities, historically referred to as deferred revenue, represent amounts billed or collected from customers in advance of satisfying performance obligations under customer contracts. These balances are presented within current liabilities in the condensed consolidated balance sheets, based on the expected timing of revenue recognition. Contract liabilities are recognized as revenue when the related performance obligations are fulfilled. As of September 30, 2025 and December 31, 2024, contract liabilities were $335,196 and $0, respectively, all consisting of deferred revenue.

Cost of Revenue

Cost of revenue consists of direct expenses incurred in providing telecommunication and platform services and is recognized in the period in which the related revenues are earned. Cost of revenue includes accruals for third-party service providers, purchases of services from both local and non-EU vendors, and charges for telecommunication services inside and outside the EU, including data, voice, and connectivity costs. It also includes wholesale carrier and traffic fees, consultancy and technical service costs directly tied to service delivery, commissions and referral fees related to customer acquisition or usage. Additionally, platform or PaaS licensing fees and other directly attributable costs necessary to fulfill service obligations, such as internally generated software amortization used in service infrastructure, are included. These costs are recorded when incurred and matched to the related revenue in accordance with U.S. GAAP expense recognition principles.

Selling, General and Administrative Expense

Selling, general and administrative expenses represent the routine costs of operating the Company. They primarily consist of rent and facilities, marketing and travel, professional and administrative services, depreciation, insurance and compliance costs, finance and bank charges, and other operating expenses.

Wages and Benefits Expense

Wages and benefit expenses include gross wages and salaries, bonuses, performance-related pay, casual wages, training expenses, staff welfare and wellness costs, employer social insurance contributions, pensions, insurance costs, education, maternity contributions and other staff-related costs. These are recorded in accordance with the Company’s payroll policies and applicable labor, pension and social security regulations in each jurisdiction.

Employee Benefits

Pursuant to Malta regulations, contributions to pension schemes are voluntary. The Company provides pension contributions to management team members. During the three and nine months ended September 30, 2025 and 2024, pension plan contributions totaled $1,959 and $0, respectively.

Research and Development

The Company’s research and development activities are primarily focused on the design, testing, and enhancement of proprietary artificial intelligence, quantum computing, and communications technologies, as well as on software platform development initiatives. Research and development expenses include personnel costs, contractor and consulting fees, materials and supplies, and other direct expenditures incurred in the development of new technologies,

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

products, and enhancements to existing systems. Expenditures for research activities and costs associated with the preliminary project stage of software development are expensed as incurred in accordance with ASC 730, Research and Development.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with the guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.

The Company follows ASC Topic 505-50, Equity: Equity-Based Payments to Non-Employees for stock options and warrants issued to consultants and other non-employees. In accordance with ASC Topic 505-50, these stock options and warrants issued as compensation for services provided to the Company are accounted for based upon the fair value of the services provided or the estimated fair market value of the option or warrant, whichever can be more clearly determined. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital over the period during which services are rendered. The Company accounts for forfeitures as they occur. Accordingly, compensation expense is recognized only for awards that ultimately vest. Forfeitures are recognized in the period in which they occur, and no estimations or adjustments are made for anticipated forfeitures.

Because the Company’s stock-based compensation options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, amounts estimated using the Black-Scholes option pricing model may differ materially from the actual fair value of the Company’s stock-based compensation options.

Comprehensive Income (loss)

Comprehensive income (loss) includes net income (loss) as well as other changes in shareholders’ equity resulting from transactions and economic events other than those with shareholders. In addition to net income (loss), comprehensive income (loss) encompasses other comprehensive income (loss) items that are excluded from net income under U.S. GAAP. For the Company, the only component of other comprehensive income (loss) for the period relates to foreign currency translation adjustments arising from the consolidation of 42 Telecom Ltd., whose functional currencies (EUR, SEK, and GBP) differ from the Company’s reporting currency (USD). These translation adjustments are recorded in Other Comprehensive Income (Loss) and accumulated in shareholders’ equity under Accumulated Other Comprehensive Income (AOCI). No other components of other comprehensive income (loss) were recognized during the three and nine months ended September 30, 2025.

Foreign Currency Transactions

The Company’s consolidated financial statements include the accounts of 42 Telecom Ltd. and its subsidiaries. Each consolidated entity determines its functional currency based on the primary economic environment in which it operates. The functional currencies of the Company’s foreign subsidiaries are as follows:

•42 Telecom Limited (Parent): Euro (EUR)

•42 Telecom AB Ltd (Sweden): Swedish Krona (SEK)

•42 Telecom UK Ltd: British Pound (GBP)

•Arcus Technologies Ltd: Euro (EUR)

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars (USD), which is the Company’s reporting currency.

For consolidation purposes, the assets and liabilities of subsidiaries with functional currencies other than USD are translated at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates during the reporting period. Equity accounts, other than retained earnings, are translated at historical exchange rates. The resulting translation adjustments are recorded in Other Comprehensive Income (Loss) and accumulated in shareholders’ equity under Accumulated Other Comprehensive Income (AOCI).

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rate on the transaction date. Monetary assets and liabilities denominated in foreign currencies are remeasured at period-end exchange rates, and non-monetary assets and liabilities are carried at historical exchange

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

rates. Resulting foreign exchange gains and losses are recognized in Other income (expense), net in the condensed consolidated statements of operations.

The relevant translation rate are as follows:

-For the nine months ended September 30, 2025, closing rate 1.1725 US$: EURO, 0.1063 US$: SEK, 1.3432US$: GBP.

-For the nine months ended September 30, 2025, average rate 1.1071 US$: EURO, 0.1043 US$: SEK, 1.3332 US$: GBP.

-For the three and nine months ended September 30, 2025, the Company recorded foreign currency translation adjustments income of $18,817, which are included in other comprehensive Income.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the condensed consolidated balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company has elected not to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Earnings Per Share (EPS)

Basic earnings (loss) per share (“EPS”) is computed by dividing the Company’s net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding, adjusted for the effect of potentially dilutive securities, including stock options, warrants, convertible instruments, and contingently issuable shares. For the three and nine months ended September 30, 2025, the Company had options to purchase 3,646,875 shares of common stock that were anti-dilutive due to the net loss for the period. Accordingly, basic and diluted net loss per share are the same for all periods presented.

Non-Controlling Interests

Non-controlling interest disclosed within the consolidated statement of operations represents the minority ownership 40% share of net income (losses) of Noot Holdings, Inc. and Monitr Holdings, Inc. incurred during the nine months ended September 30, 2025. The following table sets forth the changes in non-controlling interest for the nine months ended September 30, 2025 and 2024:

Non-Controlling Interests
Balance at December 31, 2024	$(221,886)

Net loss attributable to non-controlling interest	-
Balance at September 30, 2025	$(221,886)
Balance at December 31, 2023	$(221,886)

Net loss attributable to non-controlling interest	-
Balance at September 30, 2024	$(221,886)

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

Income Tax

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company’s income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders’ equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee’s disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

We are currently delinquent with respect to our U.S. federal income tax filings for the past several years.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40).” The guidance is intended to improve the transparency of public business entities’ expense disclosures by requiring further disaggregation of the natural components of significant expense captions, such as cost of revenue, selling, general and administrative expenses, wages and benefits, depreciation, amortization, and other operating costs. The amendments are effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. Although the Company is not yet required to adopt the standard, management evaluated the impact of the new guidance in the context of its existing expense structure, which includes cost of revenue, selling, general and administrative expenses, and wages and benefits as separately presented captions in the consolidated statements of operations. Based on this evaluation, the Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements or related disclosures, as the Company already presents its operating expenses in a manner largely consistent with the forthcoming requirements. The Company will continue to monitor the guidance and implement any additional disaggregation or disclosures as required upon the effective date.

In November 2024, the FASB issued ASU 2024-04, “Debt - Debt with Conversions and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments” (“ASU 2024-04”). ASU 2024-04 clarifies the requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. The requirements of ASU 2024-04 are effective for the Company for fiscal years beginning after December 15, 2025, and interim periods within those periods. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company’s financial statement.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

NOTE 3 – BUSINESS COMBINATIONS

The Company evaluated the acquisition of 42 Telecom Ltd, with its subsidiaries 42 Telecom AB Ltd , 42 Telecom UK Ltd., Arcus Technologies Ltd. pursuant to ASC 805 and ASU 2017-01, Topic 805, Business Combinations. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their estimated respective fair values as of the closing date of the acquisition. Goodwill recognized in connection with this transaction represents primarily the potential economic benefits that the Company believes may arise from the acquisition.

The following is a summary of the preliminary purchase price consideration:

Common stock issued	$ 18,400,000 (1)
Contingent consideration	2,300,000 (2)
Purchase price consideration	$ 20,700,000

(1)Represents the 8,000,000 shares of the Company’s common stock issued to the former shareholders of 42 Telecom Ltd. as part of the purchase consideration. The fair value of these shares was determined to be $18,400,000 based on the closing market price of the Company’s common stock on the acquisition date.

(2)Represents the preliminary fair value of contingent consideration based on potential Escrow Shares to be issued pursuant to the terms of the 42 Telecom acquisition agreement. These shares are issuable upon the achievement of specified post-acquisition performance milestones by 42 Telecom Ltd. and its subsidiaries.

The Company initially estimated a $1.5 million net profit for fiscal year 2025 when completing the Form 8-K/A based on preliminary discussions with 42 Telecom management. During preparation of the September 30, 2025 Form 10-Q, the Company obtained detailed FY2025 projections for 42 Telecom and refined its contingent consideration liability to be included in the preliminary purchase price allocation.

Under the acquisition agreement, one million Escrow Shares (“Bonus Shares”) are to be released for each US$1,000,000 in consolidated net profit above the US$1,000,000 threshold, with pro-rata releases for fractional increments. Based on updated projections and performance results available as of the acquisition date, the Company determined that issuance of 1,000,000 Bonus Shares was probable. The fair value of the contingent consideration was estimated at $2,300,000 based on estimated net profits and the fair value of the Company’s common stock at the acquisition date.

The Company has made an estimated allocation of the purchase price in regards to the 42 Telecom acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the preliminary purchase price allocation:

Total
Cash and cash equivalents	$276,716
Restricted cash	20,705
Accounts receivables, net	1,273,324
Contract assets	832,755
Prepaid expenses and other current assets	412,319
Property, plant and equipment, net	112,034
Internally developed software	320,898
Capital work-in-progress	278,893
Intangible assets:
Developed technology	13,000,000
Customer relationships	1,750,000
Goodwill	4,432,318
Other receivable, related party	417,095
Right of use asset	179,624
Accounts payable	(1,288,922)
Accrued expenses and other current liabilities	(804,610)
Contract liabilities	(250,509)
Operating lease liability	(179,624)
Loan payable	(915)
Deferred tax liability	(82,101)
Purchase price consideration	$20,700,000

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition and other intangible assets that qualify for separate recognition. The goodwill is not deductible for tax purposes.

The Company is currently evaluating any potential deferred tax liability effects as part of the purchase price allocation.

The allocation of the purchase price, including the valuation of identifiable intangible assets and other acquired assets and liabilities, is preliminary and subject to adjustment. The Company intends to engage an independent valuation specialist to assist in determining the final fair values of identifiable intangible assets and other acquired assets and liabilities. The final purchase price allocation is expected to be completed within the measurement period of 12 months from the acquisition date.

The results of 42 Telecom have been included in the consolidated financial statements since the date of its acquisitions. 42 Telecom’s revenue and net income included in the consolidated financial statements since the acquisition date were $3,139,246 and $151,374, respectively.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents the Company’s financial results as if the 42 Telecom acquisition had occurred as of January 1, 2024. The unaudited pro forma financial information is not necessarily indicative of what the financial results actually would have been had the acquisitions been completed on this date. In addition, the unaudited pro forma financial information is not indicative of, nor does it purport to project, the Company’s future financial results. The unaudited pro forma information does not give effect to any estimated and potential cost savings or other operating efficiencies that could result from the acquisition:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Net revenues	$4,179,820	$5,897,476	$10,631,715	$24,342,888
Net loss	$(1,250,105)	$(1,700,968)	$(4,106,759)	$(3,703,456)
Net loss per common share	$(0.02)	$(0.02)	$(0.06)	$(0.06)

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	September 30,	December 31,
	2025	2024
Office equipment	$7,587	$-
Computers	111,493	-
Furniture and fixtures	25,105	-
Leasehold improvements	7,349	-
	151,534	-
Less : Accumulated depreciation	8,225	-
Property, plant and equipment, net	$143,309	$-

Depreciation expense was $8,225 for the three and nine months ended September 30, 2025, respectively.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of the following:

	September 30,	December 31,
	2025	2024

Developed technology (42 Telecom acquisition)	$13,000,000	$-
Customer relationships (42 Telecom acquisition)	1,750,000	-
Internally developed software	355,679	-
Computer software	1,420	-
Website	-	-
	15,107,099	-
Less : Accumulated amortization	635,675	-
Intangible assets, net	$14,471,425	$-

Intangible assets of $13,000,000 and $1,750,000 represent developed technology and customer relationships, respectively, identified pursuant to the 42 Telecom business combination (see Note 3). The amount represents preliminary estimates of fair value and are subject to adjustment as the Company finalizes its purchase price allocation.

The Company recorded amortization of $541,667 pertaining to developed technology and $72,917 pertaining to customer relationships during the three and nine months ended September 30, 2025. There was no amortization expense recorded during the three and nine months ended September 30, 2024.

Amortization expense of $21,091 was recognized on internally developed software for the three and nine months ended September 30, 2025.

In addition, as of September 30, 2025 and December 31, 2024, the Company had Capital Work in Progress in the amount of $309,713 and $0.

NOTE 6 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	September 30,	December 31,
	2025	2024
Accrued cost of revenue	$ 623,727	$ -
Accrued payroll and benefits	9,300	-
VAT and taxes payable	70,285	-
Other	132,775	-
Accrued expenses and other current liabilities	$ 836,087	$ -

NOTE 7 – SEGMENT AND GEOGRAPHIC INFORMATION

The Company, through its wholly owned subsidiary 42 Telecom., provides international messaging services, enterprise communications, and platform-based solutions, including SMS aggregation, enterprise A2P messaging, Viber instant messaging, SS7 platform access, and SaaS solutions. In addition, through Arcus Technologies Ltd., the Company offers platform-as-a-service (PaaS) solutions for telecommunications and enterprise customers.

The majority of the Company’s revenues and long-lived assets are attributable to 42 Telecom, which serves as the principal operating entity within the consolidated group.

The Company manages its operations on a consolidated basis and has determined that it operates in a single reportable segment under ASC 280, Segment Reporting. This conclusion is consistent with the financial information reviewed regularly by the Chief Executive Officer, who serves as the Chief Operating Decision Maker (CODM), for purposes of evaluating performance, allocating resources, setting incentive compensation, and planning and forecasting. The CODM utilizes gross margin, operating income (loss), and net income (loss) as the primary performance measures. Significant segment expenses include cost of revenue, selling, general and administrative expenses, and wages and

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

benefits, each of which is separately presented in the Company’s unaudited condensed consolidated statements of operations.

For the three and nine months ended September 30, 2025, approximately 99% of total consolidated revenue was generated from European operations, primarily through 42 Telecom Ltd. Revenues generated from Sweden accounted for approximately 1% of total consolidated revenue during the nine-month period ended September 30, 2025. The United Kingdom operations did not generate material revenues in either period.

Substantially all of the Company’s long-lived assets, consisting primarily of property, plant and equipment and intangible assets, were located in Europe and held by 42 Telecom Ltd. as of September 30, 2025.

There were no revenues during the comparative period ended September 30, 2024.

NOTE 8 – LEASE OBLIGATION

42 Telecom Ltd maintains an office lease for premises located on the third and fourth floors of Hyundai Block, Valley Road, Msida, Malta. The lease commenced upon handover on July 24, 2023 and has a contractual term of five years, of which the first two years are non-cancellable and the remaining three years may be terminated by the Company with two months’ notice. Annual base rent is €60,000 plus VAT, payable quarterly in advance.

Lease costs are included on the unaudited condensed consolidated statements of operations as selling, general and administrative expenses.

The following is the summary of operating lease assets and liabilities:

	September 30,	December 31,
	2025	2024
Operating Leases
Right-of-use assets	$183,097	$-

Operating lease liability, current portion	64,309	-
Operating lease liability, net of current portion	118,788	-
Total lease liabilities	$183,097	$-

Weighted Average Remaining Lease Term (in years)	2.75
Weighted Average Discount Rate	4%

The operating lease costs totaled $11,383 for the nine months ended September 30, 2025.

The following is the summary of future minimum payments as of:

December 31,
2025 (three months remaining)	$35,176
2026	70,352
2027	70,352
2028	35,176
Total lease payments	211,057
Less : imputed interest	(27,960)
Total	$183,097

NOTE 9 – RELATED PARTY TRANSACTIONS

42 Telecom Acquisition

On July 7, 2025, the Company entered into a Definitive Share Exchange Agreement with Heritage Ventures Ltd. (“Heritage”), an Irish corporation, and 42 Telecom Ltd. (“42 Telecom”), a Maltese corporation. Pursuant to the Agreement, the Company acquired 100 of the outstanding capital stock of 42 Telecom in exchange for 8,000,000

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

shares of the Company’s common stock, plus 8,000,000 escrow shares subject to performance-based and valuation-adjustment provisions (see Note 3 – Business Combinations).

Under the terms of the Agreement, each Heritage holder’s beneficial ownership of the Company’s outstanding common stock is expressly limited to 4.9 percent or less at all times. This ownership limitation is intended to prevent any holder from being deemed an “affiliate” under SEC Rule 144 and to ensure that no post-closing shareholder obtains control or significant influence over the Company’s management or policies.

At the time the Agreement was executed and the transaction consummated, neither Heritage nor 42 Telecom was a related party to the Company as defined in ASC 850-10-20 and PCAOB AS 2410.02-.03, since no common ownership, control, or significant influence existed. The transaction was negotiated and completed on an arm’s-length basis and approved by the independent members of the Board of Directors.

Accordingly, management has concluded that the share exchange does not constitute a related-party transaction for purposes of ASC 850-10-50 or Regulation S-X § 4-08(k).

The acquisition will be accounted for as a business combination under ASC 805, with the identifiable assets acquired and liabilities assumed recognized at their estimated fair values as of the closing date. The Company’s post-acquisition financial statements will include the results of 42 Telecom beginning on the date of acquisition.  See Note 3 for further detail.

Transaction With Former Shareholder of 42 Telecom

Heritage Ventures Ltd (“Heritage”) is the 100% owner of 42 Telecom Ltd (“42”) up to the date of sale to Spectral Capital. The beneficiary owner of Heritage is Orlando Taddeo, who bought 42 Telecom Ltd (through Heritage) in September 2023. At the time, it verbally promised a share option incentive scheme to staff if 42 Telecom reached an EBITDA of €1.2 million in 2024. Further, payments were made due to the 2024 performance of 42 Telecom , but it was not something that was included in employee agreements. Employees had regular payments that were made and accrued for within the 2024 results, but this payment was separate from those. It was only last month that agreements were distributed and signed by employees, and those agreements were provided by Heritage Ventures. It was determined that 42 acted solely as a paying agent in the transaction whereby Heritage will pay cash bonuses to 42’s employees. The transaction is deemed payable in the third quarter of 2025, when the final determination was made. Heritage, as the primary obligor will record the P&L impact on its books and 42 will record the pass-through transaction. Accordingly, during the period ended September 30, 2025, the Company distributed €1.3 million to the employee and related tax payable by employees depending on their tax band.

42 Telecom - Other receivable

As part of the acquisition of 42 Telecom Ltd. on August 1, 2025, the Company acquired a long-term receivable from Nexora Holdings Ltd. amounting to €362,597 (approximately US $417,095). As of September 30, 2025. Nexora Holdings Ltd. is owned by a director of 42 Telecom Ltd. and is therefore considered a related party under ASC 850, Related Party Disclosures.

The receivable originated from an Intellectual Property Transfer Agreement dated July 1, 2025, between 42 Telecom Ltd. and Nexora Holdings Ltd. Under this agreement, 42 Telecom transferred certain proprietary software and related IP to Nexora in exchange for consideration of €362,597. The payment is subject to a five-year moratorium, during which no cash settlement is required unless Nexora generates profits directly from the transferred IP, in which case partial or full payment becomes due earlier. The receivable was recognized as part of the purchase-price allocation in connection with the 42 Telecom acquisition and remains outstanding as of September 30, 2025, with a carrying amount of US $425,159. The change in U.S. dollar equivalent from the acquisition date is solely due to foreign currency translation adjustments. Management continues to monitor the balance for collectability. No additional transactions occurred with Nexora Holdings Ltd. during the period.  The Company concluded that the IP sale did not constitute a discontinued operation as per ASC 205.

Chief Executive Officer Compensation

Jenifer Osterwalder, the Company’s Chief Executive Officer, charges the Company $12,000 per month beginning January 1, 2021 for services rendered. Total amounts expended in the Company's condensed consolidated financial statements in connection with the CEO's services was $36,000 and $108,000 for the three and nine months ended September 30, 2025 and 2024, respectively. As of September 30, 2025 and December 31, 2024, amounts due to the CEO related to accrued salaries were $540,000 and $432,000 respectively.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

From time to time due to the limited cash flow available, the Company's CEO pays certain operating expenditures on behalf of the Company. These advances bear no interest and are due on demand. As of September 30, 2025 and December 31, 2024, the Company's CEO was due $0 in connection with these advances. During the nine months ended September 30, 2024, the Company issued 68,311 shares of common stock in satisfaction of $6,150 in advances. On the date of the agreement, the fair market value of the common stock per the Company’s closing stock price was $6,651 resulting an extinguishment of debt of $501.

Loans from related parties

On February 5, 2025, the Company entered into a loan agreement with B Holdings OU, which is associated with the beneficiary owner of DecusPro, Boriss Aleksandrov, a shareholder of the Company. During the nine months ended September 30, 2025, the Company received a total of proceeds of $204,590 under this agreement and repaid $130,000 during the same period. The loan bears interest at 10% per annum repayable on demand and matures in 12 months. As of September 30, 2025, the outstanding balance under this agreement was $74,590.

In June 2025, the Company entered into a loan agreement with SKY PLL OU, a  shareholder of the Company, whereby the Company may borrow up to a total principal amount of $500,000. During the nine months ended September 30, 2025, the Company received a total of $10,000 under this agreement. The loan bears no interest and matures on December 31, 2025. As of September 30, 2025, the total amount due under this agreement was $10,000.

On June 2, 2025, the Company entered into a promissory note with Michael Turner, a member of the Board of Directors, for a principal amount of $10,000. The note bears interest at 5% per annum, unless repaid in full within 60 days of issuance, in which case no interest is due. The principal and any accrued interest are payable on demand. As of September 30, 2025, the total amount due under this note was $10,000.

Transactions with Former Chairman and Affiliates

During the nine months ended September 30, 2025 and 2024, the Company received $125,000 and $29,000, respectively, in total demand advances from the Chairman of the Board of Directors, Sean Michael Brehm. These advances are documented under a promissory note dated November 14, 2024 (“Note”). The Note provides for up to $2,500,000 in advances under the Note by Mr. Brehm to Spectral. The Note must be repaid by the Company, including accrued interest at 4% APR at the end of five years. The Note balance may be applied to the exercise of Mr. Brehm’s options to acquire common stock in the Company at any time while the Note is outstanding. In June 2025, the Company entered into a settlement agreement with Sean Brehm and affiliated entities to rescind all prior agreements and no longer owes Mr. Brehm compensation for the demand advances. As a result of the settlement, the total outstanding balance of $675,700 was relieved and recorded to additional paid-in capital. As of September 30, 2025 and December 31, 2024, amounts due under the note totaled $0 and $550,700, respectively.

Sean Michael Brehm, the Company’s former Chairman and a member of the board of directors, is also the sole shareholder of NNN, which the Company has acquired in exchange for 1,000,000 shares of newly designated Series Quantum Preferred Stock effective August 29, 2024; see Note 11. In connection with the acquisition, Sean Michael Brehm also purchased 5,050,000 of the Company’s common shares at $0.20 per share for a total purchase price of $1,010,000. Due to the related party and common control nature of this transaction, the acquisition was accounted for at the carrying value of the acquired net assets of NNN. Assets acquired consisted of approximately $4,955 in cash. The pre-acquisition financial results of NNN were not significant. Due to the cancellation, the initial transaction was recorded at par value.

Prior to the close of the acquisition, the Company paid approximately $145,000 to NNN for development services. Subsequently, on November 13, 2024, the transaction was rescinded. The 1,000,000 Series Quantum Preferred Shares that were issued have been assigned to a new Delaware corporation, controlled by Sean Michael Brehm, which was assigned the intellectual property previously owned by NNN. The new entity was recently established and had no operations.

The Company entered into a settlement agreement with Sean Brehm and affiliated entities to rescind all prior acquisitions and planned collaborations involving Node Nexus Network, Vogon Cloud, Quantomo, and Crwdunit. Under the agreement, Spectral retains ownership of 104 patent filings developed during the course of the collaboration. Brehm and his affiliates will pursue independent commercial development of the foregoing technologies in a separate private vehicle. All shares previously issued to Brehm and his affiliates have been returned and cancelled except for the private placement shares of 5,050,000 purchased by Brehm which were fully paid for. As of September 30, 2025,

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

these entities did not have any assets or liability as to be reflected as discontinued operations. Additionally, the Company intends to continue the development of its intellectual property and software development on its own and does not require any resources, assets or inputs from any of the above entities or individuals to continue the development of its technologies.

Governance Changes

Effective May 30, 2025, five members of the Board of Directors—Sean Brehm, Sam Lee, Aby Alexander, Chad Lemming, and Paul Breitenbach—resigned. On the same date, the Board appointed Michael Turner and Jeffrey Chong as new directors. Subsequently, Gottfried Werner and Olga Nezerenko were appointed to the board on November 19, 2025 and December 27, 2025 respectively.  These changes are part of the Company’s broader governance overhaul in preparation for a potential Nasdaq uplisting.

NOTE 10 – LOAN

On April 21, 2025, the Company entered into a short-term loan agreement with a third-party lender for a total principal amount of $10,000. The loan bears no interest and matures on October 21, 2025.  On October 29, 2025, the Company issued 10,000 shares of common stock as settlement for the loan.

NOTE 11 – STOCKHOLDERS’ DEFICIT

Preferred Stock

On August 30, 2024, the Company filed a Certificate of Designation for the newly designated Series Quantum Preferred Stock. The number of Series Quantum Preferred Stock designated is 2,000,000. The Series Quantum Preferred Stock contain a liquidation preference over common shareholders equal to 40 times the amount per share to be distributed to the common shareholders. The Series Quantum Preferred Stock is convertible at the option of the Company or the holder into 40 shares of the Company’s common stock, contingent upon the Company having enough authorized shares to effectuate the conversion. In addition, the conversion right shall not become exercisable by the holder until 12 months have elapsed from the date of issuance of the Series Quantum Preferred Stock. The holders of the Series Quantum Preferred Stock have the right to vote on an as-converted-to-common basis, such that one share of Series Quantum Preferred Stock has 40 votes.

On August 29, 2024, the Company issued 1,000,000 shares of Series Quantum Preferred Stock to Sean Michael Brehm in connection with the acquisition of NNN. Due to the subsequent cancellation of the acquisition, the initial transaction was recorded at par value. See Note 9.

As of September 30, 2025 and December 31, 2024, the Company had 0 and 1,000,000 shares of Series Quantum Preferred Stock outstanding, respectively.

Restated Share Transfer Agreement

On May 30, 2025, the Company executed a Restated Share Transfer Agreement with Intrepid View Partners, LP, under which Spectral acquired 169,889 common shares of a global autonomous vehicle company (the “WAV Company”) for an aggregate purchase price of $16,988,900, which will be paid via the issuance of 1,698,890 restricted shares of Spectral’s common stock.

The WAV Company shares are subject to a 12-month delivery restriction, and both the WAV Company shares and the Spectral shares issued as consideration are subject to a three-year lock-up period. Delivery is contingent upon satisfaction of certain regulatory and procedural requirements, which may involve delays. The Seller makes no representations regarding the financial condition or value of the WAV Company, and the transaction is structured as an “as-is” investment. Both parties have agreed to customary representations, warranties, and mutual indemnification provisions. As of September 30, 2025, the transaction was not yet finalized and as a result, there has been no accounting recognition associated with the Restated Share Transfer Agreement.

Private Placements

On April 22, 2024, the Board of Directors approved a Private Placement Offering pursuant to Rule 506(b) of the Securities Act of 1933, as amended (the “Securities Act”) for up to 15,000,000 restricted shares of the Company’s common stock at a price of $0.01 per share, or an aggregate of $150,000. The offering commenced on April 22, 2024 and ended on June 3, 2024. During the nine months ended September 30, 2024, the Company has received $150,040 in proceeds from this offering.

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

In June 2024, the Company commenced an additional offering looking to raise up to $1,000,000 at a price of $0.20 per shares. As of September 30, 2024, total proceeds of $1,010,000 had been received from this offering. As further discussed in Note 9, this offering was consummated with a related party in connection with the acquisition of NNN.

In June 2025, the Company commenced an additional private placement offering for up to 3,333,333 shares of the Company’s common stock at a price of $1.00 - $1.49 per share, or an aggregate of $3,333,333. During the nine months ended September 30, 2025, the Company issued 394,700 shares of common stock for total proceeds of $404,970 under this offering.

Business Combination

On August 1, 2025, the Company issued 8,000,000 shares of its common stock to the former shareholders of 42 Telecom Ltd. in connection with the acquisition of 42 Telecom and its subsidiaries. The shares were valued at $18,400,000, based on the closing market price of the Company’s common stock on the acquisition date, and were recorded as part of the total purchase consideration.

In addition, pursuant to the terms of the acquisition agreement, the Company may issue up to an additional 8,000,000 shares of common stock, subject to the achievement of specified post-acquisition performance milestones by 42 Telecom Ltd. and its subsidiaries. As of September 30, 2025, the contingent shares had not yet been issued, as the performance conditions remained outstanding.

Settlement of Advances

During the nine months ended September 30, 2024, the Company issued 3,563,043 shares of common stock in satisfaction of $81,950 in advances. On the date of the agreement, the fair market value of the common stock per the Company’s closing stock price was $347,040 resulting in an extinguishment of debt of $265,090.

On May 25, 2025, the Company entered into a settlement agreement with Sean Brehm and affiliated entities to rescind all prior agreements. Pursuant to the agreement, the Company no longer owes Mr. Brehm compensation for outstanding demand advances totaling $675,500. See Note 9 and Note 11 for additional discussion.

Stock for Services

On April 26, 2024, we entered into a consulting contract with Scandere OU (Estonia) (“Scandere”). Scandere has the same management and been contracted on behalf of Sky Data PPL and has experience in the telecommunications industry. Scandere will provide us with management services, CDR processing, fraud management, reporting and analytics and credit and finance management to facilitate our reentry into telecommunication reselling operations. The contract shall remain in force until the completion of the services or the earlier termination of the agreement. As payment for its services, Scandere receives 2,000,000 restricted shares of the Company’s common stock, valued at $194,800 based upon the closing price of the Company’s common stock on the date of the agreement.

Employee Options

The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.

The Company has adopted a stock option and award plan to attract, retain and motivate its directors, officers, employees, consultants and advisors. Options provide the opportunity to acquire a proprietary interest in the Company and to benefit from its growth. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The Plan provides for the issuance of up to 15,000,000 common shares for employees, consultants, directors, and advisors. During the nine months ended September 30, 2024, the Company issued options to purchase 6,810,000 shares of common stock at prices ranging from $0.43 to $0.61 per share. The Company used the following variables to determine the fair value of the options: Closing stock prices ranging from $0.50 - $0.72; expected lives ranging from 6.0 to 7.0 years; volatility of 203.49%; risk free rate of 3.5% and no dividend yield. The total grant date fair value was $3,345,600.

During the three and nine months ended September 30, 2025, $220,500 and $856,819 was expensed to selling, general and administrative, respectively. During the three and nine months ended September 30, 2024, $415,819 and $554,532 was expensed to selling, general and administrative, respectively As of September 30, 2025, total unrecognized compensation expense from stock options was $588,000 and is expected to be expensed over 0.75 year. In May 2025,

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

five members of the Board of Directors resigned which resulted in the forfeiture of 3,163,125 options and approximately $930,000 in total unrecognized compensation expense.

The following is a summary of stock option activity for the nine months ended September 30, 2025:

	Stock Options	Weighted Average Exercise Price	Weighted Average Life Remaining

Outstanding, December 31, 2024	6,810,000	0.43	9.45
Issued	-	-	-
Exercised	-	-	-
Forfeited/Expired	(3,163,125)	0.43	8.95
Outstanding, September 30, 2025	3,646,875	$0.43	8.70
Vested, September 30, 2025	2,296,875	$0.43	8.70

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Lease

Refer to Note 8 for the Company’s lease obligation. In addition, Company leases virtual office space on a month-to-month basis in Seattle, Washington.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is not aware of any such legal proceedings that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results. There was a claim made by a third party entity regarding Mr. Brehm and Node Nexus Network. The Company believes there is no basis for this claim and that the Company has no legal exposure on this claim and has been provided with an indemnity by Mr. Brehm for the same.

The Company previously owed Rubenstein Public Relations $30,000. There was a dispute regarding the proper amount of the invoice and the parties agreed to settle the amount due for $24,000 and signed a settlement agreement to that effect. The amount was paid in full in June 2025.

Asset Acquisitions

On September 10, 2024, the Company entered into an Acquisition Agreement to exchange shares with Quantomo OU., an Estonian corporation (“Quantomo”), whereby the Company agreed to acquire from Quantomo 100% of the Quantomo’s outstanding shares in exchange for 2,000,000 shares of the Company’s common stock and a one-time cash payment of $135,000 or (120,000 Euros) which was paid and expensed in 2024. The closing of the transaction was expected to occur by December 10, 2024, subject to the satisfaction of the certain closing conditions as defined within the agreement. As of September 30, 2025, the agreement was rescinded without an accounting impact on any period.

On September 10, 2024, the Company entered into an Acquisition Agreement to exchange shares with Crowdpoint Technologies, Inc., a Texas corporation (“Crowdpoint”), a company controlled by Sean Michael Brehm, and its wholly owned subsidiary, Crwdunit Inc., a Delaware corporation (“Target”), whereby the Company agreed to acquire from Crowdpoint 100% of the Target’s outstanding shares in exchange for 3,750,000 shares of the Company’s common stock. The closing of the transaction was expected to occur by December 10, 2024, subject to the satisfaction of certain closing conditions as defined within the agreement. As of September 30, 2025, the agreement was rescinded without an accounting impact on the any period.

Spectral entered into an Agreement between the Company and Verdant Quantum OU and Moshik Cohen dated December 15, 2024 whereby Spectral acquired certain plasmonic technology for the development of room temperature

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

semiconductors. As of September 30, 2025 the agreement was rescinded without an accounting impact on the any period.

On May 25, 2025, the Company entered into a settlement agreement with Sean Brehm and affiliated entities to rescind all prior agreements and no longer owes Mr. Brehm compensation for the demand advances.

Investment in White Label Loyalty

In May 2025, the Company entered into a non-binding term sheet to invest $15,000,000 in White Label Loyalty, a UK-based SaaS provider of enterprise-grade loyalty and customer engagement platforms. The investment was structured as a primary equity infusion to support White Label Loyalty’s product development and international expansion.  The Company has elected to let the term sheet expire according to its terms and not to pursue this financing.

NOTE 13 - SUBSEQUENT EVENTS

1.On September 29, 2025, Spectral Capital Corporation (“Spectral”) entered into a binding term sheet with Telvantis Voice Services, Inc. (“Telvantis”), a Florida corporation, pursuant to which Spectral will acquire 100% of the issued and outstanding capital stock of Telvantis (the “Transaction”). Pursuant to the term sheet, the consideration consists of 10,000,000 shares of common stock of Spectral, including:

1,500,000 initial shares issued at closing; and up to 8,500,000 additional earn-out shares, subject to performance milestones.

Telvantis shareholders may earn the additional shares if Telvantis achieves certain 2026 operating profit and/or revenue milestones, including: $10,000,000 annualized operating profit, or $665,000,000 in annualized revenue at comparable margins.

The shares will be subject to a 12-month lock-up period, with potential extension or cancellation if performance milestones are not met. Closing of the Transaction is subject to customary conditions, including:

completion of due diligence, delivery of audited financial statements prepared under U.S. GAAP and audited by a PCAOB-registered accounting firm, and board approvals of both parties. The term sheet is binding and enforceable upon execution, and the parties intend to negotiate and enter into a definitive stock purchase agreement and related documents.

2.On October 7, 2025, the Company entered into a binding term sheet to acquire SnackPrompt Corp. (“SnackPrompt”), a marketplace for AI workflow automation solutions. Under the terms of the transaction, the Company will issue up to 10,000,000 shares of its common stock to the shareholders of SnackPrompt at closing and in subsequent earn-outs, subject to customary closing conditions. Management has concluded this constitutes a non-adjusting subsequent event.

3.On October 8, 2025, the Company executed a definitive term sheet with MultiCortex, LLC (“MultiCortex”), a developer of heterogeneous computing systems optimized for artificial intelligence and quantum-ready architectures. The consideration under the agreement includes the issuance by the Company of 10,000,000 shares of its common stock at closing and in subsequent earn-outs, subject to satisfaction of due diligence and completion of definitive documentation. Management has concluded this constitutes a non-adjusting subsequent event.

4.On October 2, 2025, the Company completed a private placement of its common stock for gross proceeds of approximately $1.3 million, issuing 1,000,000 shares to accredited investors pursuant to a private placement memorandum and subject to customary closing conditions. The proceeds are intended to be used for working capital, research and development, patent filings and general corporate purposes. This transaction is a non-adjusting subsequent event.

5.On October 15, 2025, the Company entered into an Asset Purchase Agreement with Eliznikcomp OÜ, an Estonian corporation, to acquire certain intellectual property and related assets. The acquired assets include twenty-one (21) patentable innovations related to native Artificial Intelligence (AI) operating systems developed in a Linux environment, as well as proprietary processes for optimizing field-programmable gate arrays (FPGAs) and technologies for security and multi-application remote synchronization. In consideration

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

for the acquisition, Spectral will issue 9,000,000 shares of its common stock to the shareholders of Eliznikcomp OÜ at closing. The signing and closing of the transaction occurred simultaneously on October 15, 2025. The Company evaluated this transaction as an asset purchase and not a business combination. The acquired assets will be recorded as intangible assets and evaluated for capitalization, useful life, and potential impairment. As of the date of this filing the shares have not yet been issued and the asset yet to be acquired.

6.As of the date these unaudited condensed consolidated financial statements were authorized for issuance, the Company has filed a total of 302 provisional and utility patent applications covering artificial intelligence, quantum computing and hybrid AI-quantum systems. Management views this as a material indicator of the strength and scope of the Company’s research and development pipeline, although it is not a discrete recognized event requiring adjustment to the financial statements.

7. On October 31, 2025, Arcus, a wholly owned subsidiary of 42 Telecom Ltd., which itself is a wholly owned subsidiary of Spectral Capital Corporation, entered into a Repayment and Settlement Agreement with the counterparty identified therein. Under the terms of the agreement, Arcus agreed to the repayment obligations and settlement terms set forth in the contract, including the schedule and conditions for repayment of outstanding amounts, mutual releases, and related covenants. The agreement resolves the matters described in the settlement document and constitutes a final settlement between the parties. Spectral evaluated this agreement and determined that it represents a Type 2 subsequent event, as the conditions giving rise to the settlement did not exist as of September 30, 2025. The Company has concluded that no adjustment to the consolidated financial statements as of, and for the period ended, September 30, 2025, is required.

8. On November 17, 2025, the Company completed a private placement of its common stock for gross proceeds of approximately $130,000, issuing 100,000 shares to an accredited investor pursuant to a private placement memorandum and subject to customary closing conditions. The proceeds are intended to be used for working capital, research and development, patent filings and general corporate purposes. This transaction is a non-adjusting subsequent event.

9. On November 19, 2025, the Company appointed Gottfried Werner to its Board of Directors as an independent director.

10. On December 27, 2025, the Company appointed Olga Nezerenko to its Board of Directors as an independent director.

11. On December 31, 2025, the Company completed the acquisition of Telvantis Voice Services pursuant to a definitive share exchange agreement previously disclosed. As consideration for the acquisition, the Company issued shares of its common stock to the former equityholders of Telvantis and assumed certain obligations in accordance with the terms of the agreement. The acquisition will be accounted for as a business combination. The financial statements included herein do not reflect the effects of this transaction. Additional information regarding the acquisition, including unaudited pro forma financial information, is included elsewhere in this registration statement.

12. On January 3, 2026, the Company appointed Daniel Gilcher as its Chief Financial Officer. Mr. Gilcher’s appointment did not result in any material change to the Company’s financial condition as of September 30, 2025. Any compensation arrangements associated with this appointment are disclosed elsewhere in this registration statement.

13. On January 4, 2026, the Company entered into a binding term sheet with Intermatica S.p.A., a società per azioni organized under the laws of Italy, setting forth the principal terms of a proposed acquisition of 100% of the issued and outstanding equity interests of Intermatica. The proposed transaction is subject to the negotiation and execution of definitive acquisition documentation and the satisfaction of customary closing conditions.  Pursuant to the term sheet, the consideration contemplated to be paid at closing consists of the issuance of 5,000,000 shares of the Company’s common stock, subject to certain escrow, buy-back, standstill, and minimum value protection provisions. The term sheet also contemplates the potential issuance of up to an additional 5,000,000 shares of the Company’s common stock as earn-out consideration upon the achievement of specified post-closing performance milestones, for a maximum potential aggregate consideration of 10,000,000 shares.  The term sheet provides that no Intermatica shareholder may beneficially own more than 4.9% of the Company’s issued and outstanding common stock at any time. The

SPECTRAL CAPITAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(UNAUDITED)

proposed transaction is subject to, among other conditions, the completion of financial, legal, and operational due diligence (including, unless waived, a PCAOB-qualified audit of Intermatica), approval by the boards of directors of both parties, and the execution of definitive agreements.  As of the date of issuance of these financial statements, no definitive agreement has been executed and there can be no assurance that the proposed transaction will be consummated.

Management has considered all events through the date of issuance and determined that none of these subsequent events require adjustment to amounts recognized in the consolidated financial statements as of the reporting date. All described items are considered non-adjusting subsequent events under U.S. GAAP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Spectral Capital Corporation and subsidiaries,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Spectral Capital Corporation and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, had an accumulated deficit and has a deficit working capital raise substantial doubt about its ability to continue as going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters

/s/ RBSM LLP

We have served as the Company’s auditor since 2025. PCAOB ID 587
New York, NY
June 23, 2025

SPECTRAL CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets:
Cash and cash equivalents	$107,475	$240
Prepaid expenses	6,500	-
Current assets	113,975	240

Total assets	$113,975	$240

Liabilities and Stockholders' Deficit:
Current liabilities
Accounts payable and accrued liabilities	$482,461	$290,119
Related party advances	550,700	6,150
Short-term advances	-	36,450
Current liabilities	1,033,161	332,719

Total liabilities	1,033,161	332,719

Commitments and contingencies

Stockholders' Deficit:
Preferred stock, par value $0.0001, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Series Quantum Preferred Stock, par value $0.0001, 2,000,000 and 0 shares authorized, 1,000,000 and 0 shares issued and outstanding as of December 31, 2024 and 2023	100	-
Common stock, par value $0.0001, 1,000,000,000 and 500,000,000 shares authorized, 67,699,302 and 42,017,948 shares issued and outstanding as of December 31, 2024 and 2023	6,770	4,202
Additional paid-in capital	33,629,226	30,948,057
Accumulated deficit	(34,333,396)	(31,062,852)
Total stockholders' deficit	(697,300)	(110,593)
Non-controlling interest	(221,886)	(221,886)
Total stockholders' deficit - Spectral Capital Corp.	(919,186)	(332,479)
Total liabilities and stockholders' deficit	$113,975	$240

The accompanying notes are an integral part of these consolidated financial statements.

SPECTRAL CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2024	Year Ended December 31, 2023

Revenues	$-	$-

Costs of sales	-	-

Gross profit	-	-

Operating expenses:
Selling, general and administrative	2,115,924	71,477
Wages and benefits	144,000	144,000
Research and development	745,024	-
Total operating expenses	3,004,948	215,477
Operating loss	(3,004,948)	(215,477)

Other income and (expense):
Extinguishment of debt	(265,596)	-
Total other income (expense)	(265,596)	-

Net loss before non-controlling interest	(3,270,544)	(215,477)

Loss attributable to non-controlling interest	-	90

Net loss attributable to Spectral Capital Corporation	$(3,270,544)	$(215,387)

Basic and diluted loss per common share	$(0.06)	$(0.01)
Weighted average shares - basic and diluted	57,925,034	42,017,948

The accompanying notes are an integral part of these consolidated financial statements.

SPECTRAL CAPITAL CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Series Quantum Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Non-Controlling Interest	Accumulated Deficit	Total Stockholders' Deficit
December 31, 2022	-	$-	42,017,948	$4,202	$30,873,057	$(221,796)	$(30,847,465)	$(192,002)

Settlement of liability by shareholder	-	-	-	-	75,000	-	-	75,000
Non-controlling interest	-	-	-	-	-	(90)	-	(90)
Net loss	-	-	-	-	-	-	(215,387)	(215,387)

December 31, 2023	-	$-	42,017,948	$4,202	$30,948,057	$(221,886)	$(31,062,852)	$(332,479)

Sale of common stock	-	-	15,000,000	1,500	148,540	-	-	150,040
Issuance of common stock for liabilities	-	-	3,631,354	363	353,328			353,691
Common and preferred stock issued for cash	1,000,000	100	5,050,000	505	1,014,350	-	-	1,014,955
Stock-based compensation	-	-	2,000,000	200	1,164,951	-	-	1,165,151
Net loss	-	-	-	-	-	-	(3,270,544)	(3,270,544)
	-	-
December 31, 2024	1,000,000	$100	67,699,302	$6,770	$33,629,226	$(221,886)	$(34,333,396)	$(919,186)

The accompanying notes are an integral part of these consolidated financial statements.

SPECTRAL CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2024	Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss attributable to Spectral Capital Corporation	$(3,270,544)	$(215,387)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-controlling interest	-	(90)
Stock-based compensation	1,165,151	-
Excess value of common stock issued to settle liabilities	265,591	-
Changes in operating assets and liabilities:
Accounts receivable	-	25,000
Prepaids and other assets	(6,500)	-
Due to related parties - accrued salary	144,000	144,000
Accounts payable and accrued expenses	48,343	(1,055)
Net cash used in operating activities	(1,653,959)	(47,532)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Intercompany
Short-term advances	-	36,450
Proceeds from related party advances	596,199	650
Proceeds from sale of common and preferred stock	1,164,995	-
Net cash provided by financing activities	1,761,194	37,100

Effect of exchange rate changes on cash	-	-

Change in cash and cash equivalents	107,235	(10,432)
Cash and cash equivalents, beginning of period	240	10,672
Cash and cash equivalents, end of period	$107,475	$240

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:
Common stock issued to settle liabilities	$88,100	$-
Settlement of a liability by a shareholder	$-	$75,000

The accompanying notes are an integral part of these consolidated financial statements.

SPECTRAL CAPITAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

Spectral Capital Corporation (“Spectral” or the “Company”) is a Nevada corporation, originally incorporated on September 13, 2000. Since its inception, the Company has undergone several strategic transitions, ultimately refocusing its operations in 2024 to become a deep technology company centered on hybrid classical-quantum computing. Headquartered in Seattle, Washington, Spectral now operates as a vertically integrated quantum and AI innovation platform, offering Quantum as a Service (QaaS), intellectual property licensing, proprietary software products, and value-driven acquisitions.

Spectral’s business model is built on four synergistic pillars: (1) the development of a robust intellectual property portfolio—including patents and trade secrets—at the intersection of artificial intelligence and hybrid classical computing; (2) monetization of that IP through licensing agreements that include both cash payments and equity in licensee companies; (3) creation of high-impact software tools derived from Spectral’s core IP that are modular, cost-efficient, and capable of producing significant risk-adjusted returns; and (4) acquisition and transformation of smaller technology companies through the strategic application of Spectral’s proprietary technology.

In 2024, Spectral filed 104 patent applications across artificial intelligence, quantum computing, and autonomous systems, while concurrently developing an internal pipeline of over 400 additional patentable innovations. The Company also engaged a network of senior scientific and commercial advisors to enhance IP defensibility and commercialization readiness. These efforts support an expanding pipeline of licensing negotiations and product development initiatives.

The Company’s legacy as a technology incubator included several historical acquisitions, such as Noot Holdings and Monitr Holdings. In 2024, Spectral entered a new strategic phase through a series of acquisitions and platform developments in quantum and decentralized computing. However, in 2025, the Company formally rescinded certain transactions involving former Chairman Sean Michael Brehm and related entities. These rescissions preserved Spectral’s independently developed intellectual property, clarified ownership of over 100 provisional patents, and returned in excess of \$100 million in share-based consideration to shareholders—thereby restoring strategic focus and corporate governance alignment.

Spectral’s current operations are focused on licensing its IP, developing quantum- and AI-enhanced software products, and executing acquisitions where its technologies can drive transformative growth. The Company has not yet generated revenues and reported net losses for fiscal years 2023 and 2024. Management is actively pursuing strategic partnerships and financing opportunities to support operational expansion and long-term commercialization efforts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has sustained substantial losses since inception. As of December 31, 2024, the Company has cash on hand of $107,475 and negative working capital of $919,186. The Company expects current cash on hand will not be able to fund operations for a period 12 months or more.  These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

To date management has funded its operations through selling equity securities and advances from related parties. The ability of the Company to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations, however, there can be no assurance the Company will be successful in these efforts. As of the date of these consolidated financial statements the Company does not have any firm commitments for capital. Without the required capital, the Company will be required to reduce their development expenditures which will potentially delay the completion of products which are expected to generate future revenues.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on the Company’s consolidated financial condition and the results of its operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote sales and marketing.

The Company’s industry is characterized by rapid changes in technology and customer demands. As a result, the Company’s products may quickly become obsolete and unmarketable. The Company’s future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company’s products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products.

Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company’s new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Spectral Holdings, Inc, and its 60% owned subsidiaries, Noot Holdings, Inc. from its date of incorporation of February 28, 2013, and Monitr Holdings, Inc. from its date of incorporation of December 1, 2013. All material intercompany accounts and transactions have been eliminated in consolidation. See Note 1 and 3 for discussion of the acquisition and then rescindment of the NNN acquisition.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Revised Financial Statements

The Company has revised its previously issued consolidated statement of stockholders' deficit as of December 31, 2022 to correct an immaterial misstatement identified during the current period. Specifically, in connection with the conversion of certain liabilities into common stock during 2022, the Company determined it had not previously recorded the full excess fair value of the consideration issued. As a result, the Company revised the previously reported additional paid-in capital, increasing it from $29,106,804 to $30,873,057, and the accumulated deficit, increasing it from $32,613,718 to $34,379,971. These adjustments reflect a net increase of $1,766,253 to both accounts.

The Company has evaluated and concluded that the misstatement, was not material to its previously issued consolidated financial statements. However, it has revised the consolidated statement of stockholders’ deficit to reflect the corrections described above. There was no impact on the remaining consolidated financial statements or disclosures.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with the guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.

The Company follows ASC Topic 505-50, Equity: Equity-Based Payments to Non-Employees for stock options and warrants issued to consultants and other non-employees. In accordance with ASC Topic 505-50, these stock options and warrants issued as compensation for services provided to the Company are accounted for based upon the fair value of the services provided or the estimated fair market value of the option or warrant, whichever can be more clearly determined. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital over the period during which services are rendered. The Company accounts for forfeitures as they occur.

Accordingly, compensation expense is recognized only for awards that ultimately vest. Forfeitures are recognized in the period in which they occur, and no estimations or adjustments are made for anticipated forfeitures.

Because the Company’s stock-based compensation options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, amounts estimated using the Black-Scholes option pricing model may differ materially from the actual fair value of the Company’s stock-based compensation options.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

The Company revenues in accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from contracts with customers”. Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. There was no revenue during the year ended December 31, 2024 and 2023.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As of December 31, 2024 and 2023, the Company does not have any assets or liabilities which would be considered Level 2 or 3.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts payable, and amounts payable to related parties. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Income Taxes

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company’s income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders’ equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee’s disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

We are currently delinquent with respect to our U.S. federal income tax filings for the past several years.

Segments

The Company has evaluated the criteria for segment reporting under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, and has determined that it operates as a single operating and reportable segment. This conclusion is based on the following factors:

•The chief operating decision maker (“CODM”) reviews financial information on a consolidated basis for purposes of evaluating performance and allocating resources.

•The Company’s operations exhibit similar economic characteristics and are managed and reported as a single business unit.

•The Company’s products and services are offered in a consistent manner across its markets, with no discrete business lines requiring separate reporting.

As a result, no additional segment disclosures are required.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Basic Loss Per Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. During the year ended December 31, 2024, the Company had options to purchase 6,810,000 shares of common stock for which the effects were anti-dilutive. During the year ended December 31, 2023, the Company did not have any dilutive shares.

Non-Controlling Interests

Non-controlling interests disclosed within the consolidated statement of operations represent the minority ownership’s 40% share of net losses of Noot Holdings, Inc. and Monitr Holdings, Inc incurred during the years ended December 31, 2024 and 2023. The following table sets forth the changes in non-controlling interest for the years ended December 31, 2024 and 2023:

Non-Controlling Interests
Balance at December 31, 2022	$(221,796)

Net loss attributable to non-controlling interest	(90)
Balance at December 31, 2023	(221,886)

Net loss attributable to non-controlling interest	-
Balance at December 31, 2024	$(221,886)

Foreign Currency

The Company’s functional currency is the United States Dollar. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Recent Accounting Pronouncements

In March 2024, the FASB issued ASU No. 2024-01, “Compensation—Stock Compensation (Topic 718): Scope Applications of Profits Interests and Similar Awards” (“ASU 2024-01”). ASU 2024-01 adds an example to Topic 718 which illustrates how to apply the scope guidance to determine whether profits interests and similar awards should be accounted for as share-based payment arrangements under Topic 718 or under other U.S. GAAP. ASU 2024-01 is effective for annual periods beginning after December 15, 2025, although early adoption is permitted. Upon adoption, ASU 2024-01 is not expected to have an impact on the Company’s consolidated financial statements.

In March 2024, the FASB issued ASU No 2024-02, “Codification Improvements - Amendments to Remove References to the Concepts Statements” (“ASU 2024-02”). ASU 2024-02 removes references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2024-02 can be applied prospectively or retrospectively. Upon adoption, ASU 2024-01 is not expected to have an impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40).” This standard requires disclosure of specific information about costs and expenses and becomes effective January 1, 2027. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, “Debt - Debt with Conversions and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments” (“ASU 2024-04”). ASU 2024-04 clarifies the requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. The requirements of ASU 2024-04 are effective for the Company for fiscal years beginning after December 15, 2025, and interim periods within those periods. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280, on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard in the year ended December 31, 2024. The adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard in the year ended December 31, 2024. The adoption did not have a material effect on the Company’s consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in the FASB Accounting Standards Codification (“ASC”). There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company’s financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Jenifer Osterwalder, the Company’s Chief Executive Officer

Jenifer Osterwalder, the Company’s Chief Executive Officer, charges the Company $12,000 per month beginning January 1, 2021 for services rendered. Total amounts expended in the Company's consolidated financial statements in connection with the CEO's services were $144,000 and $144,000 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, amounts due to the CEO related to accrued salaries were $432,000 and $288,000, respectively.

From time to time due to the limited cash flow available, the Company's CEO pays certain operating expenditures on behalf of the Company. These advances bear no interest and are due on demand. As of December 31, 2024 and 2023, the Company's CEO was due $0 and $6,150 in connection with these advances, respectively. During the year ended December 31, 2024, the Company issued 68,311 shares of common stock in satisfaction of $6,150 in advances.

During the year ended December 31, 2024, the Company received $550,700 in total demand advances from the Chairman of the Board of Directors, Sean Michael Brehm.  These advances are documented under a promissory note dated November 14, 2024 (“Note”).  The Note provides for up to $2,500,000 in advances under the Note by Mr. Brehm to Spectral.  The Note must be repaid by the Company, including accrued interest at 4% APR at the end of five years.  As of December 31, 2024, accrued interest on the note was insignificant to the financial statements. The Note balance may be applied to the exercise of Mr. Brehm’s options to acquire common stock in the Company at any time while the Note is outstanding. Subsequently, the Company entered into a settlement agreement with Sean Brehm and affiliated entities to rescind all prior agreements and no longer owes Mr. Brehm compensation for the demand advances (see Note 7).

Sean Michael Brehm, the Company’s Chairman and a member of the board of directors, is also the sole shareholder of NNN, which the Company has acquired in exchange for 1,000,000 shares of newly designated Series Quantum Preferred Stock effective August 29, 2024; see Note 4.  In connection with the acquisition, Sean Michael Brehm also purchased 5,050,000 of the Company’s common shares at $0.20 per share for a total purchase price of $1,010,000. Due to the related party and common control nature of this transaction, the acquisition was accounted for at the carrying value of the acquired net assets of NNN. Assets acquired consisted of approximately $4,955 in cash. The pre-acquisition financial results of NNN were not significant. Due to the cancellation, the initial transaction recorded at par value.

Prior to the close of the acquisition, the Company paid approximately $145,000 to NNN for development services. Subsequently, on November 13, 2024, the transaction was rescinded. The 1,000,000 Series Quantum Preferred Shares that were issued have been assigned to a new Delaware corporation, controlled by Sean Michael Brehm, which was assigned the intellectual property previously owned by NNN.  The new entity was recently established and had no operations. See Note 7 for subsequent event regarding the return of the 1,000,000 Series Quantum Preferred Shares.

NOTE 4 – STOCKHOLDERS’ DEFICIT

Common Stock

On August 8, 2022, we increased our common stock, $0.0001 par value per share, from 500,000,000 to 1,000,000,000 (the “Increase in Authorized Capital”). On November 22, 2022, we effected a reverse stock split of our common stock whereby every ten (10) shares of issued and outstanding common stock was combined into one (1) share of common stock (the “Reverse Stock Split”).

Preferred Stock

On August 30, 2024, the Company filed a Certificate of Designation for the newly designated Series Quantum Preferred Stock. The number of Series Quantum Preferred Stock designated is 2,000,000. The Series Quantum Preferred Stock contain a liquidation preference over common shareholders equal to 40 times the amount per share to be distributed to the common shareholders. The Series Quantum Preferred Stock is convertible at the option of the Company or the holder into 40 shares of the Company’s common stock, contingent upon the Company having enough authorized shares to effectuate the conversion. In addition, the conversion right shall not become exercisable by the holder until 12 months have elapsed from the date of issuance of the Series Quantum Preferred Stock. The holders of the Series Quantum Preferred Stock have the right to vote on an as-converted-to-common basis, such that one share of Series Quantum Preferred Stock has 40 votes.

On August 29, 2024, the Company issued 1,000,000 shares of Series Quantum Preferred Stock to Sean Michael Brehm in connection with the acquisition of NNN. See Note 3. See Note 7 for subsequent event regarding the return of the 1,000,000 Series Quantum Preferred Shares. Due to the cancellation, the initial transaction recorded at par value.

Private Placements

On April 22, 2024, the Board of Directors approved a Private Placement Offering pursuant to Rule 506(b) of the Securities Act of 1933, as amended (the “Securities Act”) for up to 15,000,000 restricted shares of the Company’s common stock at a price of $0.01 per share, or an aggregate of $150,000.  The offering commenced on April 22, 2024 and ended on June 3, 2024. The $150,000 was used for operating capital. As of the date of this filing, the Company has received $150,041 in proceeds from this offering.

In June 2024, the Company commenced an additional offering looking to raise up to $1,000,000 at a price of $0.20 per shares. As of December 31, 2024, total proceeds of $1,010,000 had been received from this offering. In addition, cash contributed through NNN was $4,955. As further discussed in Note 3, this offering was consummated with a related party in connection with the acquisition of NNN.

Settlement of Advances

During the year ended December 31, 2024, the Company issued 3,563,043 shares of common stock in satisfaction of $81,950 in advances. On the date of the agreement, the fair market value of the common stock per the Company’s closing stock price was $347,040 resulting in an extinguishment of debt of $265,090.

During the year ended December 31, 2023, a shareholder of the Company satisfied various liabilities totaling $75,000 which were recorded as contributed capital.

See Note 3 for additional share issuances.

Stock for Services

On April 26, 2024, we entered into a consulting contract with Scandere OU (Estonia) (“Scandere”). Scandere has the same management and has been contracted on behalf of Sky Data PPL and has experience in the telecommunications industry. Scandere will provide us with management services, CDR processing, fraud management, reporting and analytics and credit and finance management to facilitate our entry into the data center market. The contract shall remain in force until the completion of the services or the earlier termination of the agreement. As payment for its services, Scandere receives 2,000,000 restricted shares of the Company’s common stock, valued at $194,800 based upon the closing price of the Company’s common stock on the date of the agreement.

Asset Acquisitions

On September 10, 2024, the Company entered into an Acquisition Agreement to exchange shares with Quantomo OU., an Estonian corporation (“Quantomo”), whereby the Company agreed to acquire from Quantomo 100% of the Quantomo’s outstanding shares in exchange for 2,000,000 shares of the Company’s common stock and a one-time cash payment of $135,000 or (120,000 Euros) which was paid and expensed in 2024. The closing of the transaction was expected to occur by December 10, 2024, subject to the satisfaction of the certain closing conditions as defined within the agreement. Subsequent to December 31, 2024, the agreement was rescinded without an impact on the year ended December 31, 2024.

On September 10, 2024, the Company entered into an Acquisition Agreement to exchange shares with Crowdpoint Technologies, Inc., a Texas corporation (“Crowdpoint”), a company controlled by Sean Michael Brehm, and its wholly owned subsidiary, Crwdunit Inc., a Delaware corporation (“Target”), whereby the Company agreed to acquire from Crowdpoint 100% of the Target’s outstanding shares in exchange for 3,750,000 shares of the Company’s common stock. The closing of the transaction was expected to occur by December 10, 2024, subject to the satisfaction of certain closing conditions as defined within the agreement. Subsequent to December 31, 2024, the agreement was rescinded without an impact on the year ended December 31, 2024.

Spectral entered into an Agreement between the Company and Verdant Quantum OU and Moshik Cohen dated December 15, 2024 whereby Spectral acquired certain plasmonic technology for the development of room temperature semiconductors. Subsequent to December 31, 2024, the agreement was rescinded without an impact on the year ended December 31, 2024.

Employee Options

The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.

The Company has adopted a stock option and award plan to attract, retain and motivate its directors, officers, employees, consultants and advisors. Options provide the opportunity to acquire a proprietary interest in the Company and to benefit from its growth. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The Plan provides for the issuance of up to 15,000,000 common shares for employees, consultants, directors, and advisors. During the year ended December 31, 2024, the Company issued options to purchase 6,810,000 shares of common stock at prices ranging from $0.43 to $0.61 per share. The Company used the following variables to determine the fair value of the options: Closing stock prices ranging from $0.50 - $0.72; expected lives ranging from 6.0 to 7.0 years; volatility of 203.49%; risk free rate of 3.5% and no dividend yield. The total grant date fair value was $3,345,600 with $1,165,151 being expensed to selling, general and administrative during the year ended December 31, 2024, respectively. As of December 31, 2024, the remaining value of approximately $2.4 million is expected to be expensed over 3.45 years.

The following is a summary of stock option activity for the nine months ended December 31, 2024:

	Stock Options	Weighted Average Exercise Price	Weighted Average Life Remaining

Outstanding, December 31, 2023	-	$-	-
Issued	6,810,000	0.43	10
Exercised	-	-	-
Expired	-	-	-
Outstanding, December 31, 2024	6,810,000	$0.43	9.45
Vested, December 31, 2024	1,695,000	$0.43	9.45

Subsequent to December 31, 2024, various board members resigned resulting the forfeiture of approximately 3.6 million options.

NOTE 5 – INCOME TAXES

As of December 31, 2024, the Company had net operating loss carry forwards of approximately $16,600,000 that may be available to reduce future years’ taxable income through 2037. Future tax benefits which may arise as a result of these losses have not been recognized in these consolidated financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards. The difference between the Company’s tax rate and the statutory rate is due to a full valuation allowance.

The provision for Federal income tax consists of the following:

	December 31,	December 31,
	2024	2023
Federal income tax benefit attributable to:
Current operations	$386,358	$45,250
Less: valuation allowance	(386,358)	(45,250)
Net provision of income taxes	$-	$-

The cumulative tax effect at the expected rate of 21% of significant items comprising our net deferred tax amount is as follows:

	December 31,	December 31,
	2024	2023
Deferred tax asset attributable to:
Net operating loss carryforward	$5,353,538	$4,967,180
Less: valuation allowance	(5,353,538)	(4,967,180)
Net deferred tax asset	$-	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Company believes they are no longer subject to income tax examinations for years prior to 2012.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company leases virtual office space on a month-to-month basis in Seattle, Washington and office space in Lugano, Switzerland on a six-month basis.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is not aware of any such legal proceedings that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results. There was a claim made by a third party entity regarding Mr. Brehm and Node Nexus Network. The Company believes there is no basis for this claim and that the Company has no legal exposure on this claim and has been provided with an indemnity by Mr. Brehm for the same.

The Company previously owed Rubenstein Public Relations $30,000. There was a dispute regarding the proper amount of the invoice and the parties agreed to settle the amount due for $24,000 and signed a settlement agreement to that effect. The amount was paid in full in June 2025.

RESEARCH AND DEVELOPMENT

For the year ended December 31, 2024, we incurred research and development expenses of $745,024 related to the development of our current software products.  This expense consists of expenses related to our technology acquisitions, primarily the acquisition of the Node Nexus Network technology which were subsequently rescinded.

SIGNIFICANT CUSTOMERS AND SUPPLIERS

In the year ended December 31, 2024, we had 0 customers. And presently have 1 customer whom we are entirely dependent on for our current revenue.  We expect this to change over the next 180 days.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2024 to the date these consolidated financial statements were issued and has determined that it has the following material subsequent events to disclose in these consolidated financial statements, other than those disclosed above and below.

From the end of fiscal 2024 through June 3, 2025, Spectral Capital Corporation (“Spectral” or the “Company”) completed several significant corporate actions. These events are summarized below:

Investment in White Label Loyalty (May 2025): In May 2025, the Company entered into a definitive agreement to invest $15,000,000 in White Label Loyalty, a UK-based SaaS provider of enterprise-grade loyalty and customer engagement platforms. The investment was structured as a primary equity infusion to support White Label Loyalty’s product development and international expansion. The transaction exemplifies Spectral’s strategy of acquiring or investing in scalable software businesses that can be enhanced through integration with the Company’s proprietary intellectual property and platform technologies. This investment was financed in part through the Company’s existing equity resources.

Restated Share Transfer Agreement (May 30, 2025): On May 30, 2025, the Company executed a Restated Share Transfer Agreement with Intrepid View Partners, LP, under which Spectral acquired 169,889 common shares of a global autonomous vehicle company for an aggregate purchase price of $16,988,900, paid via the issuance of 1,698,890 restricted shares of Spectral’s common stock.

Rescission of Transactions with Sean Brehm and Affiliates: The Company entered into a settlement agreement with Sean Brehm and affiliated entities to rescind all prior acquisitions and planned collaborations involving Node Nexus Network, Vogon Cloud, Quantomo, and Crwdunit. Under the agreement, Spectral retains ownership of 104 patent filings developed during the course of the collaboration. Brehm and his affiliates will pursue independent commercial development of the foregoing technologies in a separate private vehicle. All shares previously issued to Brehm and his affiliates have been returned and cancelled except for the private placement shares of 5,050,000 purchased by Brehm which were fully paid for. As of December 31, 2024, these entities did not have any assets or liability as to be reflected as discontinued operations. Additionally, the Company intends to continue the development of its intellectual property and software development on its own and does not require any resources, assets or inputs from any of the above entities or individuals to continue the development of its technologies.

Board of Directors Changes: Effective May 30, 2025, five members of the Board of Directors—Sean Brehm, Sam Lee, Aby Alexander, Chad Lemming, and Paul Breitenbach—resigned. On the same date, the Board appointed Michael Turner and Jeffrey Chong as new directors. The board appointed Olga Nezerenko and Gottfried Werner on November 19, 2025 and December 27, 2025 respectively.  These changes are part of the Company’s broader governance overhaul in preparation for a potential Nasdaq uplisting.

shares of Common Stock

SPECTRAL CAPITAL CORPORATION

 ______________________

PROSPECTUS

_____________________

Revere Securities LLC

             , 2026

Until , 2026, (25 days after commencement of our public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All amounts are estimates except the SEC registration fee.

SEC registration fee	$
FINRA filing fee	$
NASDAQ listing fee	$
Legal fees and expenses	$
Printing fees and expenses	$
Accounting fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Directors, Officers, Employees and Agents

Neither our Articles of Incorporation nor Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statute (“NRS”). NRS Section 78.7502 provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

During 2025, the Company completed several issuances of unregistered securities in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. In connection with a private placement conducted pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D, the Company issued an aggregate of 394,700 shares of common stock between July and September 2025 for gross proceeds of approximately $404,970. On August 1, 2025, the Company issued 8,000,000 shares of common stock to the former shareholders of 42 Telecom Ltd. as consideration in a private acquisition transaction exempt from registration under Section 4(a)(2) and Rule 506(b).

Subsequent to the quarter ended September 30, 2025, on October 2, 2025, the Company completed a private placement of 1,000,000 shares of common stock to accredited investors for gross proceeds of approximately $1.3 million pursuant to a private placement memorandum. On October 15, 2025, the Company issued 9,000,000 shares of its common stock to various shareholders of Eliznikcomp OÜ in connection with an asset purchase agreement for the acquisition of certain intellectual property and related assets, in a transaction exempt from registration under Section 4(a)(2) of the Securities Act. Additionally, on November 17, 2025, the Company completed a separate private placement issuing 100,000 shares of common stock for gross proceeds of $130,000.

No underwriting discounts or commissions were paid in connection with these issuances. All securities issued in the foregoing transactions were deemed “restricted securities” and were issued without registration under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1**	Form of Underwriting Agreement
3.1	Articles of Incorporation of Spectral Capital Corporation, dated September 13, 2000, (incorporated by reference to Exhibit 3(a) on Form 10-SB filed May 1, 2003).
3.2	Certificate of Amendment to Articles of Incorporation of Spectral Capital Corporation, dated June 17, 2007, (incorporated by reference to Exhibit 2.1 on Form 8-K filed July 7, 2004).
3.3

Certificate of Amendment to Articles of Incorporation of Spectral Capital Corporation, dated November 22, 2022, filed with the secretary of state of Nevada and effective on December 2, 2022 (Incorporated by reference to Exhibit 3.4 on Form 10-K, filed June 23, 2025).

3.4	By-laws of Spectral Capital Corporation, dated September 14, 2000, (incorporated by reference to Exhibit 3(b) on Form 10-SB filed May 1, 2003).
3.5	Certificate of Designation of Series Quantum Preferred Stock of Spectral Capital Corporation dated August 28, 2024 (incorporated by reference to Exhibit 10.24 on Form 8-K filed on August 29, 2024)
4.1**	Form of Representative’s Warrant
5.1**	Opinion of Sichenzia Ross Ference Carmel LLP
10.1	Telecommunications services agreement with Sky Data PLL OU (Estonia) dated January 3, 2022. (Incorporated by reference to Exhibit 10.1 on Form 10-K, filed June 23, 2025).
10.2

Reciprocal Carrier Services Agreement entered into between EZ Mobile, LLC and Spectral Capital Corp. dated February 15, 2022. (Incorporated by reference to Exhibit 10.2 on Form 10-K, filed June 23, 2025).

10.3**	Equity Incentive Plan
10.4	Asset Purchase Agreement between Spectral Capital Corporation and Eliznikcomp OŰ, dated October 15, 2025 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed October 16, 2025)
10.5	Subscription Agreement relating to the Private Placement dated October 2, 2025 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed October 16, 2025)
10.6

Definitive Stock Purchase Agreement with Telvantis, Inc., formerly Raadr, Inc., a Nevada corporation and Spectral Capital Corporation dated December 29, 2025 (incorporated by reference to Exhibit 2.1 on Form 8-K filed January 5, 2025)

10.7

Definitive Share Exchange dated July 13, 2025, by and among Spectral Capital Corporation, Heritage Ventures Ltd., and 42 Telecom Ltd. (incorporated by reference to Exhibit 10.1 on Form 8-K filed July 15, 2025)

10.8

Addendum dated August 1, 2025 to the Definitive Share Exchange Agreement dated July 15, 2025, by and among Spectral Capital Corporation, Heritage Ventures Ltd., and 42 Telecom Ltd. (incorporated by reference to Exhibit 2.3 on Form 8-K filed August 4, 2025)

10.9	Restated Share Transfer Agreement with Intrepid View Partners, LP and Spectral Capital Corporation dated June 2, 2025 (incorporated by reference to Exhibit 10.1 on Form 8-K filed June 4, 2025)
10.10	Settlement Agreement dated May 25, 2025, between Spectral Capital Corporation and Sean Brehm (and affiliated entries) (incorporated by reference to Exhibit 10.2 on Form 8-K filed June 4, 2025)
10.11	Definitive Acquisition Agreement with Quantomo OU, an Estonian company and the Company dated December 26, 2024 (incorporated by reference to Exhibit 10.1 on Form 8-K dated December 26, 2024)
10.12

Definitive Acquisition Agreement with Verdant Quantum, OU, an Estonian company, Moshik Cohen and the Company dated December 16, 2024 (incorporated by reference to Exhibit 10.1 on Form 8-K filed December 19, 2024)

10.13

Agreement and Plan of Business Combination, by and among Spectral Capital Corporation, Spectral QDA Holdings, Inc., crwdunit, inc. and Crowdpoint Technologies, Inc., as Security Holder Representative dated as of December 10, 2024 (incorporated by reference to Exhibit 10.1 on Form 8-K filed on December 11, 2024)

10.14

IP Assignment Agreement between the Company and Node Nexus Co. LLC, a UAW corporation, Sean Michael Brehm and Vogon Cloud Inc., a Delaware corporation dated November 13, 2024 (incorporated by reference to Exhibit 10.1 on Form 8-K filed November 19, 2024)

10.15	Subscription Agreement with SparkMarket LLC and Extension (incorporated by reference to Exhibit 10.1 on Form 8-K filed October 1, 2024)
10.16	Subscription Agreement with Ras al Khaimah Investment and Development Co LLC and Extension (incorporated by reference to Exhibit 10.5 on Form 8-K filed on October 1, 2024)
10.17	Agreement between Spectral Capital Corporation and CrowdPoint Technologies, Inc. dated September 10, 2024 (incorporated by reference to Exhibit 10.1 on Form 8-K filed on September 19, 2024)
10.18	Affiliate Acquisition Agreement between the Registrant and crwdunit Inc. dated August 1 2024 (incorporated by reference to Exhibit 10.19 on Form 8-K filed August 29, 2024)
10.19	Amendment to Share Exchange Agreement dated June 7, 2024 (incorporated by reference to Exhibit 10.16 on Form 8-K filed on July 24, 2024)
10.20	Escrow Letter dated July 22, 2024 (incorporated by reference to Exhibit 10.17 on Form 8-K filed on July 24, 2024)
10.21	Licensing Agreement dated June 23, 2024 (incorporated by reference to Exhibit 10.18 on Form 8-K filed on July 24, 2024)
10.22	Share Exchange Agreement (incorporated by reference to Exhibit 10.4 on Form 8-K filed on June 7, 2024)
10.23	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 on Form 8-K filed on June 7, 2024)
21.1**	List of Subsidiaries
23.1*	Consent of RBSM LLP, an independent registered public accounting firm
23.2**	Consent of Sichenzia Ross Ference Carmel LLP (included in exhibit 5.1)
24.1*	Power of Attorney (included in signature page to this registration statement)
99.1**	Insider Trading Policy
99.2**	Audit Committee Charter
99.3**	Nomination and Corporate Governance Committee Charter
99.4**	Compensation Committee Charter
107**	Fee Table

* Filed herewith

** To be filed by amendment

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred and paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that it will:

(1) for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Seattle, State of Washington on February 11, 2026.

SPECTRAL CAPITAL CORPORATION

By:	/s/ Jenifer Osterwalder
Jenifer Osterwalder
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jenifer Osterwalder, (with full power to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments) to this registration statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any other regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in order to effectuate the same, as fully to all intents and purposes as he himself might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jenifer Osterwalder	President and Chief Executive Officer	February 11, 2026
Jenifer Osterwalder	(Principal Executive Officer)

/s/ Daniel Gilcher	Chief Financial Officer	February 11, 2026
Daniel Gilcher	(Principal Accounting and Financial Officer)

/s/ Jeffrey Chong	Director	February 11, 2026
Jeffrey Chong

/s/ Michael Turner	Director	February 11, 2026
Michael Turner

/s/ Olga Nezerenko	Director	February 11, 2026
Olga Nezerenko